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03007993

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Swire Pacific

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 16 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2184 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 4/14/03

82-2184

Swire Pacific

ANNUAL REPORT 2002

AR/S
12-31-02

03 APR 16 7:21


12,321,000
passengers
11,869,000
sq.ft.
24
brands
82
vessels
370,400,000
unit cases

CONTENTS

NOTE		2002 HK$M	2001 HK$M	Change %
	Turnover	15,215	15,198	+0.1
	Operating profit	4,345	4,391	-1.0
	Profit attributable to shareholders	5,404	4,118	+31.2
	Cash generated from operations	4,462	4,069	+9.7
	Net cash inflow before financing	5,140	2,364	+117.4
	Shareholders' funds and minority interests	74,213	77,600	-4.4
	Consolidated net borrowings	14,188	16,756	-15.3

		2002 HK¢	2001 HK¢	Change %
1	Earnings per share			
	'A' shares	349.2	265.3	+31.6
	'B' shares	69.8	53.1	

		HK¢	HK¢	
	Dividends per share			
	'A' shares	130.0	112.0	+16.1
	'B' shares	26.0	22.4	

		HK$	HK$	
	Shareholders' funds per share			
	'A' shares	45.18	47.00	-3.9
	'B' shares	9.04	9.40	

		2002	2001
2	Gearing ratio - percentage	19	22
3	Interest cover - times	7.94	8.91
4	Cash interest cover - times	5.03	4.01
5	Dividend cover - times	2.70	2.37

Notes

1. Earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during each year.

2. Gearing represents the ratio of net borrowings to shareholders' funds and minority interests.

3. Interest cover is calculated by dividing operating profit by net finance charges.

4. Cash interest cover is calculated by dividing operating profit by net finance charges and capitalised interest.

5. Dividend cover is calculated by dividing profit attributable to shareholders by total dividends paid and proposed for the year.

Analysis of return on shareholders' funds

The return of each division on shareholders' funds is:

	Attributable profit		Attributable net assets employed		Return on shareholders' funds*	
	2002 HK$M	2001 HK$M	2002 HK$M	2001 HK$M	2002 %	2001 %
Property	2,613	2,793	46,317	51,061	5.4	5.2
Aviation	2,115	520	16,505	15,996	13.0	3.2
Beverages	313	252	2,152	1,859	15.6	11.7
Marine Services	657	617	2,603	2,229	27.2	29.7
Trading & Industrial	6	130	890	1,542	0.5	8.2
Head Office	(300)	(194)	799	262	N/A	N/A
	5,404	4,118	69,266	72,949	7.6	5.5

* *The return on shareholders' funds is calculated as attributable profit for the year divided by the average of attributable net assets at the start and end of the year.*

The attributable profit for 2002 of HK$5,404 million was 31% higher than in 2001, despite write-downs on residential property developments of HK$398 million and net restructuring costs of HK$209 million, principally in the Trading & Industrial Division. This reflects a marked increase in contribution from our aviation interests where there has been a welcome recovery in both passenger and cargo demand. Whilst pressure on Hong Kong office rents has increased, overall property income was well supported by a very resilient retail portfolio and by profits from the sale of units at The Albany. The Beverages and Marine Services Divisions delivered good growth and again made significant contributions to the overall result.

Dividends

Interim dividends of HK¢40.0 per 'A' share and HK¢8.0 per 'B' share were declared on 8th August 2002. Directors have recommended final dividends for 2002 of HK¢90.0 per 'A' share and HK¢18.0 per 'B' share. The total distribution per share paid and proposed for 2002 shows a 16% increase over 2001. Subject to approval by shareholders, dividend payments will be made on 2nd June 2003. During the year the company repurchased 7,804,000 'A' shares and 55,815,000 'B' shares for HK$540 million at a weighted average cost of HK$28.51 per effective 'A' share.

Scope of Activities

Pressure on office rents has continued unabated, resulting in a marked decline in rental levels. Occupancy levels also declined to 89% at year end. Nevertheless, our retail portfolio continues to significantly outperform the Hong Kong market and remains 100% let. We have continued to invest in the sector with the ongoing construction of Cambridge House and Three Pacific Place, as well as the signing in April of a joint venture to construct a four million square foot mixed use commercial complex in Guangzhou, China, to be called Taikoo Hui. Cash flow from the sale of residential trading properties was again strong and was supplemented by good profits from the sale of 25 Albany apartments. In 2003, we will continue to focus on further sales of the existing inventory of residential apartments. Further investments in the residential property market will be restricted to projects, such as The Orchards in Hong Kong and Jade Residences in Miami, where the group's ability to add value is recognised by the market and where land costs are judged to fairly reflect the risks of such investments.

Cathay Pacific had an excellent year, contributing attributable earnings of HK$1,677 million. Passenger demand fell sharply in the fourth quarter of 2001, but leisure traffic rebounded surprisingly quickly in 2002 stimulated by various successful sales and marketing initiatives. As a result, high load factors in the first half of 2002 were sustained during the second half even as additional aircraft were put into service. The cargo business performed particularly well throughout the year on the back of strong export growth, and set a new record for tonnage carried. In addition to returning parked aircraft to service, the company also took delivery of two new ultra long-haul A340-600s and placed orders for six more passenger aircraft to expand the regional fleet in 2003/2004. Cathay Pacific's successful partnership with DHL was significantly deepened with the signing of a joint venture agreement to utilise Air Hong Kong as a vehicle to develop a regional express cargo network; orders were placed for six A300-600F freighter aircraft for delivery in 2004/2005. Other aviation interests, in particular HAECO and Hactl, also performed well and generated attributable profits of HK$353 million for the group.

The Beverages Division had an excellent year, achieving volume growth of 11%, helped by the successful launch of new products. Coupled with the effect of lower material costs and productivity gains, attributable profits grew 24% to HK$313 million. During the year, the division increased its stake in the Xian bottler to 78.3%.

The Marine Services Division had a satisfactory year with profits rising to HK$657 million.

Results from the Trading & Industrial Division were significantly influenced by restructuring costs in Taikoo Motors, partially offset by gains on the disposal of interests in

Schneider Swire and the Hong Kong Spinners Industrial Building. Automobile operations in Taiwan, the sports apparel business in Hong Kong and the industrial joint ventures – Swire SITA, Crown Can and ICI Swire Paints – all recorded satisfactory results.

Finance

The group's financial position was strengthened during the year with net cash inflow before financing of HK$5,140 million enabling debt and gearing to fall to HK$14,188 million and 19% respectively. Undrawn committed and uncommitted loan facilities stood at HK$5,277 million and HK$2,069 million as at 31st December 2002, an increase on the prior year.

Our A3 long term debt rating from Moody's was reaffirmed during the year, although in May 2002 Standard & Poor's downgraded our rating from A- to BBB+ .

Corporate Governance

A commitment to good corporate governance is central to our management philosophy and group culture. The key principles and values to which we aim to adhere and the various measures by which the interests of shareholders and other stakeholders are safeguarded are set out on pages 38 to 41. During the year we appointed two additional independent non-executive directors, formally adopted a Corporate Code of Conduct and continued to expand disclosures in our financial statements.

Social & Environmental Responsibility

The group is committed to acting in a socially responsible manner so as to recognise the interests of the community as a whole. During the year the group was included in the Dow Jones Sustainability Index, and made further progress in implementing a project to track key environmental health and safety performance measures across the group.

Prospects

Rental levels, particularly in the office sector, will continue to suffer from a combination of weak demand and additional new supply in the short term, although we remain confident in the underlying quality and resilience of our retail and office property portfolio. Any improvement in prices in the residential sector can be expected only with the return of consumer confidence.

Notwithstanding the good recovery enjoyed by Cathay Pacific in 2002, prospects for the aviation sector in general are uncertain. Cathay Pacific enjoys considerable financial strength, an excellent route network, a highly dedicated and professional workforce and an outstanding reputation for service excellence. We are confident, therefore, that, despite a planned 14% increase in capacity in 2003 and subject to any major impact stemming from current problems in the Middle East, Cathay Pacific will be able to meet the challenges posed by high fuel prices and the prospect of continued weakness in world economies.

Swire Beverages will continue to leverage its considerable production and distribution capacity with the introduction of new products and packages, supported by tailored marketing and advertising initiatives. Another year of good growth is expected.

Swire Pacific Offshore is currently suffering from a downturn in exploration activity, but demand for production support work has been relatively robust resulting in the successful placement of newly built vessels into term charters. There will be considerable capacity growth at both Modern Terminals and Shekou Container Terminals during the year. Whilst this will inevitably have an impact on asset utilisation and rates in the short term, we remain confident in the prospects for continued growth from these port activities in South China.

The Trading & Industrial Division, following the restructuring carried out over the past three years, is expected to produce a markedly improved result in the year ahead.

In the context of an extremely volatile political situation in Iraq, and elsewhere, of a local economy that is still struggling to recover and of global economic uncertainty it is difficult to predict the future with any normal degree of confidence. Nevertheless I am very satisfied with the strong performance of our businesses in 2002 and believe that the underlying operating trends of the group are positive and encouraging for the future.

On behalf of the shareholders I should like to thank our staff who have, once again, demonstrated their ability to achieve good results in the face of the most challenging conditions.

James Hughes-Hallett
Chairman
Hong Kong, 6th March 2003



11.87 million square feet of prime office, retail and residential properties in Hong Kong.

Swire Properties' investment portfolio in Hong Kong principally comprises office and retail premises, which it manages in prime locations, as well as serviced apartments and other luxury residential accommodation. The completed portfolio totals 11.87 million square feet of gross floor area. Current investment property pending or under development in Hong Kong comprises a further 2.78 million square feet, mainly of office space. In addition, Swire Properties has a 20% interest in each of the three hotels in Pacific Place. Outside Hong Kong, Swire Properties owns a 55% interest in a foreign joint venture company which plans to construct a mixed-use commercial development in Guangzhou, to be managed by Swire Properties and called Taikoo Hui, and a 10% interest in the CITIC Square development in Shanghai. The Swire Pacific group also owns a 75% interest in the Mandarin Oriental Hotel in Miami, Florida.

	2002 HK$M	2001 HK$M
Turnover		
Gross rental income derived from		
Offices	2,155	2,261
Retail	2,170	2,144
Residential	285	348
Other income	83	75
Property investment	4,693	4,828
Property trading	565	1,092
Sale of investment properties	555	261
Total turnover	5,813	6,181
Operating profit derived from		
Property investment	3,338	3,471
Property trading	125	128
Sale of investment properties	409	205
Total operating profit	3,872	3,804
Share of profits before taxation jointly controlled and associated companies		
Normal operations	112	222
Non-recurring items	(398)	(312)
Attributable profit	2,613	2,793

Investment property portfolio - gross floor area ('000 square feet)

Location	Total	Office	Techno-centres	Retail	Residential
Pacific Place	2,887	1,559	–	711	617
TaiKoo Place	4,073	2,262	1,811	–	–
Cityplaza	2,751	1,646	–	1,105	–
Festival Walk	1,214	232	–	982	–
Others	944	183	–	574	187
Total completed	11,869	5,882	1,811	3,372	804
Under and pending development	2,785	2,764	–	4	17
Total	14,654	8,646	1,811	3,376	821

2002 OVERVIEW

Demand for office space weakened significantly during 2002 as companies worldwide responded to an extremely cautious business climate, and rental levels have softened as a result. Retail sales in Hong Kong have fallen generally with deflation, and consumer confidence has dropped, which has led to marginal pressure on retail rents: however, sales at our major malls have decreased by only 1.2%, which is significantly better than the Hong Kong average. In the residential market buyer sentiment has remained fragile despite low interest rates.

Net rental income from the investment portfolio amounted to HK$3,630 million in 2002, compared with HK$3,762 million in 2001. The lack of new demand for offices has been tempered by a robust performance from our retail centres. We remain cautious about the prospects for office rents in 2003, as business confidence remains low. The outlook for retail rents is more positive, but may be vulnerable to a drop in consumer spending if deflationary pressures persist.

Operating profit from property trading in 2002 amounted to HK$125 million, compared to HK$128 million in 2001. This principally reflects contributions from property developments in the United States. The profit for 2002 is stated prior to the provision of HK$398 million against trading projects in Hong Kong.

Investment Properties

OFFICES

The absence of fresh demand for office space and the desire of companies to reduce overhead costs placed considerable pressure on office rents during 2002. Gross rental income in 2002 from the office portfolio was 5% lower than in 2001. Occupancy levels declined and at the year-end averaged 89% across the office portfolio compared to 95% at the end of 2001. The impact of headline rent decreases or increases in any one year is mitigated by the lease reversion cycle, which typically unfolds over 3 years. The advent of further office supply in 2003 will keep rents under pressure in the near term.

RETAIL

Gross rental income in 2002 from the Swire Properties managed retail portfolio was broadly in line with that of 2001. Retail sales at its three principal shopping malls outperformed the generally soft market, and these centres remain fully let. Cityplaza, The Mall at Pacific Place and Festival Walk together welcome more than ten million visitors each month.

Cityplaza is the primary destination for shoppers in Island East. Uny, Wing On, Marks & Spencer and UA Cinemas are among the major anchor tenants; other tenants comprise over 170 retail and catering outlets and the Cityplaza Ice Palace.

The Mall at Pacific Place is the pre-eminent shopping mall in Hong Kong. Seibu, Great Food Hall, Lane Crawford, Marks & Spencer and UA Cinemas are the anchor tenants, together with 160 other retail and catering outlets.

Festival Walk is jointly owned by Swire Properties and CITIC Pacific, and is firmly established as a major shopping centre in Kowloon. A significant number of refinements to the trade mix were introduced during 2002 and these have materially improved productivity. Anchor tenants include Park'N'Shop, Marks & Spencer, Page One Books and the 11-screen AMC Cinema, plus over 200 retail and catering outlets and the Glacier ice rink.

The Citygate commercial centre at Tung Chung, in which Swire Properties has a 20% interest, comprises a 463,000 square foot retail centre and a 161,000 square foot office tower, both completed in 1999. There is also provision for a 400-room hotel, which will be completed in late 2005. The retail centre is 70% let, but securing office tenants remains difficult and only 19% of the office space has been let.

RESIDENTIAL

The residential portfolio comprises mainly The Atrium and Parkside serviced suites at Pacific Place and The Albany apartments in Mid-Levels. The difficult business climate contributed to a drop in gross rental income from the serviced suites. 25 units at The Albany were sold during 2002, making a total of 34 units sold since sales started in late 2001. The remaining residential properties on Hong Kong Island were fully let.

Investment Properties under Development

Cambridge House, at TaiKoo Place, will be completed shortly. This building will provide approximately 271,000 square feet of additional office space linked to Devon House.


Pacific Place
One Pacific Place 863,266 sf
Three Pacific Place* 629,046 sf
The Atrium 173,999 sf
Queensway
Parkside 443,075 sf
JW Marriott 525,904 sf
The Mall 711,182 sf
Two Pacific Place 695,510 sf
Conrad 540,115 sf
Justice Drive
Wing Fung Street
Supreme Court Road
Island Shangri-La 605,728 sf
Festival Walk
Festival Walk Tower 232,215 sf
Tat Chee Avenue
Kowloon Tong KCR/MTR Interchange
Festival Walk (Mall) 981,303 sf
Kowloon
MTR Routes
KCR Routes
MTR Interchange
MTR/KCR Interchange
Airport Express Routes
MTR Station
* Under development
** Pending development
TaiKoo Place
Lincoln House 333,350 sf
Devon House 818,288 sf
Dorset House 609,540 sf
Somerset House 923,356 sf
Oxford House 501,249 sf
Cornwall House 334,936 sf
Cambridge House* 270,842 sf
Aik San Factory/ Melbourne Industrial Bldg.** 808,329 sf
Pan Hoi Street
King's Road
Warwick House 552,537 sf
Westlands Road
Cityplaza
Cityplaza Four 556,427 sf
Cityplaza Three 447,709 sf
Taikoo Wan Road
Cityplaza Two** 610,722 sf
Cityplaza (mall) 1,105,177 sf
Cityplaza One 642,191 sf

Not to scale. For identification purpose only

The construction of Three Pacific Place (formerly called Pacific Forum), is underway and is scheduled for completion in the middle of 2004. The development will comprise an office tower with a gross floor area of 629,000 square feet, plus 111 car park spaces.

During 2002 Swire Properties completed the acquisition of the Aik San Factory Building and the Melbourne Industrial Building, both located on Westlands Road, Quarry Bay. Demolition of the two buildings will commence in the first half of 2003 but a decision has yet to be taken on when to proceed with this project. The combined site has a redevelopment potential of 808,000 square feet of office space. No land premium is payable to the Government on any office redevelopment on this site.

The luxury residential scheme at 3 Coombe Road, The Peak, comprising four houses, is substantially complete.

2002 Valuation of Investment Properties

The portfolio of completed investment properties in Hong Kong, as well as properties intended for investment which are under or pending development, were revalued at 31st December 2002 by professionally-qualified executives of the group. As a result of this valuation, Swire Pacific's property valuation reserve decreased by HK$5,408 million. The decrease in 2002 is largely attributable to the decline in office rental levels. Swire Pacific's property valuation reserve at 31st December 2002 showed a surplus of HK$22,892 million. Particulars of the properties in Hong Kong and the USA, both for investment and development for sale, are set out on pages 94 to 102.

Taikoo Shing Arbitration

The Hong Kong SAR Government Lands Department's claim for payment of land premium and interest in relation to the Cityplaza Four, Cityplaza Three and Cityplaza One office towers, as well as the Horizon Gardens residential scheme at Taikoo Shing, was upheld in an arbitration award announced in January 2001. Whilst the arbitrator's decision that Swire Properties has to surrender 1,974,000 square feet of its entitlement to build commercial gross floor area is now accepted, the timing of the surrender and consequently the Government's entitlement to premium and interest is the subject of an appeals process for which the ultimate outcome has yet to be determined. The amount of HK$4,500 million which was accrued in the Swire Pacific group accounts as at 31st December 2000 remains our best estimate of the group's exposure.

Property Trading Portfolio

The portfolio of developments for sale comprises residential apartments in Hong Kong and the USA. In Hong Kong approximately 3,500 unsold units are either completed or under development by subsidiary or jointly-controlled companies. Swire Pacific's attributable interest amounts to approximately 1,600 units.

The main building contract of The Orchards residential project on King's Road is progressing well, and completion is expected by mid-2003. This wholly-owned development will comprise two residential towers with 422,000 square feet of space in 442 units, with 144 car park spaces. A new school campus has been constructed which opened formally in December 2002.

At Ocean Shores in Tseung Kwan O, which comprises 5,728 residential units in 15 towers with 1,176 car park spaces and 32,000 square feet of neighbourhood shopping area, 4,038 units have been sold to date. The final phase is expected to be completed shortly. Swire Properties has a 49% interest in this development.

The Les Saisons residential scheme in Aldrich Bay in which Swire Properties has a 50% interest was completed in early 2002 and 735 units have been sold to date. A further 129 remain to be sold.

The residential schemes at Tung Chung Crescent and Seaview Crescent, comprising a total of 3,694 units, were developed in conjunction with the Citygate commercial centre, under an agreement with MTRC. At Tung Chung Crescent 77 units remain unsold, whilst at Seaview Crescent, where sales were launched in mid-2002, 951 units are unsold. Swire Properties has a 20% interest in these developments.

A former bus depot site on Wong Chuk Hang Road, Aberdeen, owned 50:50 by Swire Properties and China Motor Bus, will not be redeveloped until market conditions improve. It has an industrial development potential of 382,000 square feet.

Hotels

The JW Marriott, Conrad Hong Kong and Island Shangri-la hotels at Pacific Place recovered well from the weak fourth quarter of 2001, but room rates remain under pressure in the difficult business environment.

Mainland China

Swire Properties has concluded an agreement with the Guangzhou Daily News Group to develop the Taikoo Hui Guangzhou Cultural Plaza in the Tianhe district of Guangzhou. The project will consist of a major retail centre, offices, an hotel, a performing arts centre and a library and is scheduled for completion in 2007 at a total estimated cost of RMB4,000 million. Swire Properties has a 55% stake in this four million square foot development.

Swire Properties has a 10% interest in CITIC Square on Nanjing Road West, Shanghai. The building comprises 1.1 million square feet of retail and office space, and is over 97% let.

USA

The 319-unit Courts Brickell Key condominium tower on Brickell Key, Miami, was completed in December 2002. To date 251 units have been sold and of these 144 were handed over to purchasers before the end of 2002. Construction of Jade Residences, a 336-unit residential condominium development at Brickell Bay in which Swire Properties has a controlling interest, has commenced with completion scheduled for late 2004. 279 units have been sold to date.

The 329-room Mandarin Oriental Hotel, which is 75% owned by the group, achieved improved occupancy and reported a small operating profit.

Net rental income


HK$M
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
93
94
95
96
97
98
99
00
01
2002

Operating profit before non-recurring items


HK$M
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
93
94
95
96
97
98
99
00
01
2002
Property investment
Property trading
Sale of investment properties

Valuation of investment properties


HK$M
100,000
80,000
60,000
40,000
20,000
0
93
94
95
96
97
98
99
00
01
2002
Completed
Under development

Floor area of investment properties


Completed:
('000 sq.ft.)
15,000
12,000
9,000
6,000
3,000
0
93
94
95
96
97
98
99
00
01
2002
on completion
Office
Retail
Techno-centres
Residential



12.3 million

passengers and 851,000 tonnes of cargo carried by Cathay Pacific in 2002.

The three airlines are based in Hong Kong. Cathay Pacific Airways provides international passenger and cargo services. Dragon Airlines provides passenger services to Mainland China and the rest of Asia and also runs international cargo services. Air Hong Kong provides cargo services and is in the process of establishing a regional express cargo network. Other interests, comprising associated and jointly controlled companies, provide aviation-related services including aircraft maintenance, flight catering, ramp and cargo handling and laundry services.

	2002 HK$M	2001 HK$M
Share of profits before taxation associated companies		
Cathay Pacific Group*	1,805	307
Hong Kong Aircraft Engineering Group	242	155
Hong Kong Dragon Airlines	107	66
Hong Kong Air Cargo Terminals	229	156
	2,383	684
Attributable profit	2,115	520

* *These figures do not include Cathay Pacific Airways' share of profit from Hong Kong Aircraft Engineering group, Hong Kong Dragon Airlines and Hong Kong Air Cargo Terminals, which have been included in the attributable figures for those companies.*

Swire Pacific's Aviation Division includes the following associated companies:

	Shareholding of Group companies			
	Direct or by Swire Aviation**	By Cathay Pacific Group	Total	Swire Pacific effective interest
Cathay Pacific Airways Ltd	45.8%	–	45.8%	45.8%
Hong Kong Dragon Airlines Ltd	7.7%	17.8%	25.5%	15.9%
AHK Air Hong Kong Ltd	–	70.0%	70.0%	32.0%
Hong Kong Aircraft Engineering Co Ltd	32.5%	27.4%	59.9%	45.0%
Hong Kong Air Cargo Terminals Ltd	30.0%**	10.0%	40.0%	24.6%

** *Swire Aviation is a 66.7% held subsidiary company of Swire Pacific.*

Cathay Pacific Airways

Key Operating Highlights

		2002	2001	Growth
Available tonne kilometres ("ATK")	*Million*	12,820	11,827	+8.4%
Available seat kilometres ("ASK")	*Million*	63,050	62,790	+0.4%
Revenue passenger kilometres ("RPK")	*Million*	49,041	44,792	+9.5%
Passengers carried	*'000*	12,321	11,269	+9.3%
Passenger load factor	*%*	77.8	71.3	+6.5% pts
Passenger yield	*HK cents*	45.4	45.7	-0.7%
Cargo carried	*'000 tonnes*	851	704	+20.9%
Cargo and mail load factor	*%*	71.2	67.3	+3.9% pts
Cargo and mail yield	*HK$*	1.80	1.85	-2.7%
Cost per ATK	*HK$*	2.13	2.36	-9.7%
Cost per ATK without fuel	*HK$*	1.76	1.93	-8.8%
Aircraft utilisation	*Hours per day*	12.1	12.1	No change
On-time performance	*%*	90.7	82.9	+7.8% pts
Breakeven load factor	*%*	65.7	70.5	-4.8% pts

2002 OVERVIEW

The Aviation Division achieved one of its most profitable years. This was a creditable performance given the global aviation industry was still suffering from the turmoil of 2001. Cathay Pacific had a particularly good year with increased passenger demand and the continued growth of its cargo business. Hong Kong Aircraft Engineering benefited from the resurgence of Cathay Pacific's operations including the work required to bring parked aircraft back into service. Hong Kong Air Cargo Terminals benefited from the growth of cargo handled through Hong Kong International Airport.

In February 2002 Cathay Pacific Airways bought out the minority shareholder in the all cargo carrier AHK Air Hong Kong ('AHK') and transferred two AHK B747 freighters and AHK's intercontinental operations to its own cargo arm in July. In October DHL International Limited ('DHL') bought a 30% interest in AHK and entered into an agreement with Cathay Pacific to develop AHK as an express cargo airline. AHK has initially ordered six A300-600F freighter aircraft to operate regional DHL services from Hong Kong International Airport.

Cathay Pacific Airways

The Cathay Pacific group made a consolidated profit of HK$3,983 million in 2002, compared to a profit of HK$657 million in 2001.

The much improved performance reflects increased passenger demand, the continued growth of cargo operations, particularly during the second half of the year, and the success of ongoing efforts to lower operating costs.

PASSENGER SERVICES

2002 saw a significant increase in passenger revenue as passenger traffic rebounded faster than expected. Passenger load factor increased by 6.5% points to 77.8%. Passenger yield declined to HK¢45.4 from HK¢45.7 due to competitive pricing.

As market conditions improved, the airline restored previously suspended flights and increased frequency to several destinations. European, trans-Pacific, Australasian and Middle East services performed well throughout the year but the North Asian market was still adversely affected by weak economic conditions. Yields in the South East Asian market were depressed by excess capacity.

CARGO

2002 was a very good year for cargo as a result of strong export growth from Hong Kong to Europe and North America. During the year, two B747-200 freighters were returned from AHK and one parked aircraft was brought back into service.

Cargo yield declined from HK$1.85 to HK$1.80 per revenue tonne kilometre, due in part to an increase in the number of lower yielding long haul services. Cathay Pacific carried 851,000 tonnes of freight, setting a new annual record, whilst the load factor increased by 3.9% points to 71.2%.

NETWORK, PRODUCT AND FLEET

Most services suspended since the last quarter of 2001 were restored as demand picked up. In the second half of the year, Cathay Pacific increased frequencies to Auckland, Brisbane, Colombo, London, Melbourne and Tokyo. In early 2003, Cathay Pacific finalised a codeshare agreement with its oneworld partner American Airlines that allows Cathay Pacific passengers access to 20 US cities beyond the existing gateway destinations. Brussels, Manchester and Milan joined Cathay Pacific's freighter network as part of the restructuring of cargo operations with AHK.

Cathay Pacific continues to deliver high quality products and services to its customers. The installation of the new Business Class Cabin on the long haul fleet is expected to be completed by the end of 2003. The "Best Chinese Food in the Air" promotion returned, serving passengers special dishes from Hong Kong's internationally acclaimed Yung Kee Restaurant.

Cathay Pacific was the first airline in Asia to take delivery of the new long range A340-600. By the end of 2002, the airline had a fleet of 79 aircraft, comprising 19 B747-400s, 12 B777s, 20 A330s, 15 A340-300s, 2 A340-600s and 11 B747 freighters. It will take delivery of a third A340-600 in 2003 and has ordered three B777-300 and three A330-300 passenger aircraft to expand the regional fleet in late 2003 and early 2004.

AHK Air Hong Kong (AHK)

Following the restructuring in July 2002, AHK has operated a single B747 freighter on scheduled services to Osaka and Seoul and charter flights for Cathay Pacific. It also operates a wet-leased freighter to Tokyo and will use a second wet-leased freighter to operate flights to Bangkok starting March 2003. It recorded a satisfactory profit in 2002.

Cathay Pacific Network

— Passenger Network — Codeshare Services — Freighter Services ∘ Anchorage (Technical stop only)


Hong Kong

① Aberdeen
② Adelaide
③ Amsterdam
④ Atlanta
⑤ Auckland
⑥ Austin
⑦ Bahrain
⑧ Baltimore
⑨ Bangkok
⑩ Berlin
⑪ Boston
⑫ Brussels
⑬ Brisbane
⑭ Cairns
⑮ Cebu
⑯ Chicago
⑰ Cologne
⑱ Colombo
⑲ Copenhagen
⑳ Dallas
㉑ Delhi
㉒ Denpasar
㉓ Denver
㉔ Detroit
㉕ Dubai
㉖ Dusseldorf
㉗ Edinburgh
㉘ Fort Lauderdale
㉙ Frankfurt
㉚ Fukuoka
㉛ Glasgow
㉜ Hamburg
㉝ Hanoi
㉞ Helsinki
㉟ Ho Chi Minh City
㊱ Houston
㊲ Jakarta
㊳ Johannesburg
㊴ Karachi
㊵ Kuala Lumpur
㊶ Las Vegas
㊷ Lisbon
㊸ London
㊹ Los Angeles
㊺ Manchester
㊻ Manila
㊼ Melbourne
㊽ Miami
㊾ Milan
㊿ Mumbai
51 Munich
52 Nagoya
53 Newcastle
54 New York
55 Orlando
56 Osaka
57 Paris
58 Penang
59 Perth
60 Philadelphia
61 Pittsburg
62 Prague
63 Riyadh
64 Rome
65 San Diego
66 San Francisco
67 San Jose
68 San Juan
69 Sapporo
70 Seoul
71 Sharjah
72 Singapore
73 St Louis
74 Stockholm
75 Stuttgart
76 Surabaya
77 Sydney
78 Taipei
79 Tokyo
80 Toronto
81 Vancouver
82 Washington DC

AHK will develop a regional express cargo network with the six A300-600F freighter aircraft it has on order for delivery in the second half of 2004 and first quarter of 2005.

Hong Kong Aircraft Engineering Company (HAECO)

HAECO's 2002 profit attributable to shareholders was HK$465 million – an increase of 49% compared to that in 2001. This result included a release of provisions totalling HK$70 million which were made in previous financial periods to cover potential problems in collecting debts due from customers and stock obsolescence.

The year saw an increase in the number of flights into Hong Kong International Airport, which led to a 7% increase in HAECO's line maintenance activity. The base maintenance and modification facilities at Hong Kong International Airport continued to be heavily used.

The jointly controlled companies also had a successful year, with their combined contribution to HAECO's profit before tax increasing by 18% from the prior year. Taikoo (Xiamen) Aircraft Engineering (TAECO) provides heavy maintenance from two double-bay hangars in Xiamen, with a third hangar nearing completion. TAECO also provides line maintenance services at Xiamen, Beijing and Shanghai. Hong Kong Aero Engine Services (HAESL) is the major Rolls-Royce aero engine overhaul and refurbishment facility in the region. Both companies achieved high utilisation of their facilities and manpower during the year.

It is expected that commercial aircraft traffic in the region will increase in 2003, which should benefit the company's line maintenance activities and facilitate high utilisation of the base maintenance facilities in both Hong Kong and Xiamen.

Hong Kong Air Cargo Terminals (Hactl)

Hactl achieved throughput growth of 19.6% to 1.9 million tonnes and has substantially completed a series of productivity improvements which will increase its annual handling capacity to over 3.5 million tonnes.

Hong Kong Dragon Airlines (Dragonair)

Dragonair reported a higher profit mainly due to an increase in traffic and improved contribution from cargo operations, particularly in the second half of the year.

Passenger numbers increased by 19.2% whilst passenger load factor decreased by 1.4 percentage points with a 19.4% increase in capacity. Passenger yield decreased by 4.8% due to adverse currency movements and intense market competition.

Cargo tonnage increased by 59.6% whilst cargo load factor increased by 8.4 percentage points to 79.5%. Cargo yield decreased by 2.3% due mainly to the withdrawal of the fuel surcharge and a higher proportion of lower yielding transhipment traffic.

A 22 times weekly passenger service to Taipei was launched in July. Frequencies to Beijing and Shanghai were increased from the commencement of the summer schedule, whilst additional flights were operated to other major cities in order to cope with higher demand during the summer season. Freighter services to Europe via Dubai and to Shanghai increased to six times and four times weekly respectively. A twice weekly freighter service to Taipei also began in July.

Dragonair took delivery of four passenger aircraft and one freighter during the year increasing its fleet to 24 aircraft at the end of 2002.

Demand for air travel between Hong Kong and Mainland China is expected to continue to grow strongly for the foreseeable future and Dragonair remains optimistic about its prospects for 2003.

Airline Catering

The Cathay Pacific Catering Services group operates seven in-flight catering facilities in Asia and North America. The group recorded a higher profit than last year as a result of higher passenger numbers and improved cost control.

Hong Kong Airport Services (HAS)

Services provided by the company include aircraft loading, passenger steps and air bridge operations, baggage handling and cargo and mail delivery. HAS recorded a satisfactory profit following an increase in aircraft movements and a small increase in market share in 2002.

Operating profit* – Cathay Pacific Group


HK$M
5,500
4,400
3,300
2,200
1,100
0
93 94 95 96 97 98 99 00 01 2002
Airline servicing
Airline catering

* *Operating profit is stated before non-recurring items.*

Net assets employed – Cathay Pacific Group**


HK$M
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
93 94 95 96 97 98 99 00 01 2002

** *Net assets employed comprise shareholders' funds, minority interests and net external borrowings of the Cathay Pacific Group.*

Operating profit* – HAECO Group


HK$M
500
400
300
200
100
0
93 94 95 96 97 98 99 00 01 2002

* *Operating profit is stated before non-recurring items.*

Net assets employed – HAECO Group**


HK$M
3500
3000
2500
2000
1500
1000
500
0
93 94 95 96 97 98 99 00 01 2002

** *Net assets employed comprise shareholders' funds, minority interests and external long-term borrowings of the HAECO group.*



The Beverages Division has the right to manufacture, market and distribute the products of The Coca-Cola Company in Hong Kong, Taiwan, seven provinces in Mainland China and in an extensive area in the western USA. It works in close partnership with The Coca-Cola Company on brand development and marketing.

	2002 HK$M	2001 HK$M
Turnover*	4,956	4,661
Operating profit	333	304
Share of profits before taxation jointly controlled companies	140	85
Attributable profit	313	252

* *Turnover does not include the Mainland China operations which are all jointly controlled companies. Total turnover from Mainland China operations was HK$3,203 million in 2002 (2001: HK$2,883 million).*

Segment information

	Turnover		Attributable Profit	
	2002 HK$M	2001 HK$M	2002 HK$M	2001 HK$M
Hong Kong	1,323	1,256	135	109
USA	2,696	2,566	150	123
Mainland China	–	–	33	–
Taiwan	937	839	30	30
Head Office – costs	–	–	(35)	(33)
Head Office – interest income	–	–	–	23
	4,956	4,661	313	252

	Total	Hong Kong	USA	Taiwan	Mainland China
Sales volume (million cases)	370.4	45.3	79.0	45.5	200.6
Franchise population (million)	415.6	6.9	5.7	22.5	380.5
Per capita consumption per annum (8oz serving)	21	158	333	49	13
Number of plants	14	1	2	2	9
Number of employees	11,886	1,174	1,713	845	8,154

2002 OVERVIEW

Overall sales volume grew by 11% in 2002 largely driven by 16% growth in Mainland China where sales exceeded 200 million unit cases for the first time. Effective marketing and pricing strategies in support of new products have led to significant volume growth in the Non-Carbonated Beverages ("NCB") category. Materials and operating costs remain under control, helping to protect margins from sustained pricing pressure with the result that attributable profit for 2002 rose 24% to HK$313 million.

The Beverages Division continues to focus on leveraging its asset base and its considerable distribution capacity to further improve its ratio of turnover to net assets employed and to lower unit manufacturing and distribution costs.

In 2003 further efforts will be made to build on the recent gains in the NCB category. In particular action is being taken to reduce costs throughout the supply chain to make these products more competitive. Sales in 2003 should also benefit from the planned introduction of more new products.

Swire Coca-Cola Hong Kong

The introduction of flavour extensions to the Coke and Fanta brands enabled Swire Coca-Cola Hong Kong to reverse a trend of declining growth in its Carbonated Soft Drinks ("CSD") portfolio. In addition, share gains in the juice and water categories were once again significant with both Qoo juices and Bonaqua mineral water performing well. Overall, sales volume grew by 7% over 2001.

Pricing continues to be tight but further cost savings were secured through more efficient customer servicing and lower raw material costs which helped to maintain stable margins.

Effective control of fixed costs ensured that much of the incremental margin from sales growth flowed through to the bottom line with attributable profits rising HK$26 million to HK$135 million in 2002.

Swire Coca-Cola USA

The Salt Lake City Winter Olympics provided a good platform for the year aided by strong national marketing campaigns. The launch of Vanilla Coke helped stimulate sales in our core CSD brand while in the NCB category, Dasani mineral water and Minute Maid juices performed particularly well. Overall, sales volume rose 3.4% over 2001, exceeding the 3% average for the Coca-Cola system in the USA.

Control over variable costs, and selective price increases, assisted a volume driven increase in contribution. Fixed costs were generally contained and assisted by further savings in finance charges, helping USA operations contribute HK$150 million to Swire Pacific, an increase of HK$27 million from 2001.

Swire Coca-Cola Taiwan

Total volume in Taiwan grew by 9% in 2002, driven by further gains from Qoo in the juice category and Coke Light in CSDs.

The Taiwan market remains highly competitive. Pricing came under further pressure and the total CSD category continued to lose share to ready-to-drink teas.

Operating costs have remained under control which, together with lower finance charges, helped Swire Coca-Cola Taiwan maintain attributable profits of HK$30 million in 2002.

Efforts will be focused on expanding the brand presence in the NCB category in 2003 and driving down product costs to improve margins.

Mainland China

Swire Beverages Limited's jointly controlled operating companies hold bottling and distribution franchises for Henan, Fujian, Anhui, Shaanxi provinces and most of Zhejiang, Jiangsu and Guangdong provinces. During the year, the company increased its effective shareholding in the Shaanxi bottler, Xian BC Hans Foods, from 52.1% to 78.3%. Its principal subsidiary, Swire Coca-Cola HK, sold its entire interest in Swire Beverages (Dongguan), which produces NCBs, to a subsidiary of The Coca-Cola Company.

Significant gains from Qoo juices and Sensation water led to sales growth of 16%. A reduction in material costs and further gains in operational efficiency offset the impact of pressure on sales prices allowing margins to remain stable.

Guangmei Foods Company made a loss due to a decline in sales. Recent restructuring initiatives should ensure these losses do not recur in 2003.

Mainland China operations contributed an attributable profit of HK$33 million. We remain optimistic about the prospects for continued growth in sales and profits.

Sales volume in million unit cases


Million unit cases
400
350
300
250
200
150
100
50
0
93
94
95
96
97
98
99
00
01
2002
Hong Kong
USA
Mainland China
Taiwan

Net assets employed


HK$M
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
93
94
95
96
97
98
99
00
01
2002
Hong Kong
USA
Mainland China
Taiwan

Net assets employed in Mainland China are in jointly controlled companies, and these are included in the consolidated balance sheet as the share of net assets attributable to Swire Beverages.



The Marine Services Division, through Swire Pacific Offshore, operates a fleet of specialist vessels supporting the offshore oil industry. The division also has interests, through jointly controlled and associated companies, in ship repair and harbour towage services in Hong Kong and overseas and in container terminal operations in Hong Kong and Mainland China.

	2002 HK$M	2001 HK$M
Swire Pacific Offshore		
Turnover	993	893
Operating profit	352	336
Attributable profit	355	312
Share of profits before taxation jointly controlled and associated companies		
Ship repair, land engineering and harbour towage	24	36
Container terminal operations	330	320
Offshore oil support services	25	9
	379	365
Attributable profit	657	617

Key performance indicators

Fleet size (number of vessels)	2002	2001
Swire Pacific Offshore	56	49
Hongkong Salvage & Towage	26	25
Total	82	74

Container terminal throughput ('000 TEUs)	2002	2001
Modern Terminals	3,775	3,310
Shekou Container Terminals	884	751
Total	4,659	4,061

2002 OVERVIEW

The division's contribution to the group's attributable profit in 2002 amounted to HK$657 million, compared with HK$617 million in 2001: an increase of 6.5%. This result reflected the delivery of eight additional vessels to Swire Pacific Offshore, and improved throughput at the container terminals.

Offshore Oil Support

Swire Pacific Offshore provides marine support to the offshore oil industry. At the end of 2002 Swire Pacific Offshore had a fleet of 56 vessels, including six boats in an Egyptian associated company, Ocean Marine Services.

Despite high oil prices, global uncertainty has reduced the amount of offshore oil exploration and with it the demand for offshore oil services. Swire Pacific Offshore reported an attributable profit of HK$355 million, compared with HK$312 million in 2001; an increase of 13.8%. The results reflect the five 7,200 bhp Anchor Handling Tug Supply boats ('AHTS') and three 10,800 bhp AHTS delivered during the year. *Pacific Rapier*, a 2,800 bhp AHTS was sold in August. A further five 10,800 bhp AHTS and one 7,200 bhp AHTS will be delivered in 2003. This will bring Swire Pacific Offshore's fleet to 62 vessels by the end of 2003.

Expro Swire Production, a 50% owned jointly-controlled company, recorded satisfactory results on the production facility operated by Shell Exploration BV on behalf of the National Iranian Oil Company. This contract runs to the end of August 2003 with options for the customer to extend.

The global uncertainty seen throughout 2002 is expected to continue into 2003 leading to fewer drilling programmes and reduced demand for high powered vessels operating in the deep-water market. The production sector, however, remains firm and thus the prospects for the small / medium sized vessels which make up the majority of Swire Pacific Offshore's fleet remain reasonable.

HUD Group: ship repair, land engineering and harbour towage

The HUD Group provides ship repair, harbour towage and salvage, land-based engineering and automotive services from its facility based on Tsing Yi Island. Severe pressure on rates and strong competition from regional shipyards continue to depress the earnings and margins of the dockyard. The difficult business climate was compounded by the port disruption on the US West Coast which led to the postponement and cancellation of dockings. With the outlook continuing to be uncertain, management is focussing on efficiency and cost saving measures to improve performance.

Hongkong Salvage & Towage maintains its position as the largest operator of tugs in Hong Kong harbour, with a fleet of ten deployed locally. Two new-builds, the *Cheung Chau* and *Sha Chau* were delivered during the year and the *Tap Mun* was sold in September. Four new-builds will also be delivered during the first half of 2003, resulting in the Hong Kong and overseas fleets comprising 12 vessels each. The company also operates six shallow draft container vessels on long term contracts in Hong Kong.

Land engineering activities were hampered by the failure to secure some major contracts in 2002, and delays in the award of others. Committed orders and the award of new contracts should lead to improved performance in 2003.

Container Terminal Operations

Strong exports during the year and capacity constraints in Shenzhen have allowed Hong Kong throughput to grow with Modern Terminals achieving a record throughput of over 3.7 million TEU in 2002. Further growth is expected. Modern Terminals will gain two extra berths once CT9 is fully operational in 2004 giving a total increase in capacity of 31% by 2005.

At Shekou Container Terminals, throughput increased 18% in 2002 to 884,000 TEU, with an improved level of profitability. The Shenzhen region is expected to continue to grow rapidly and the increase in throughput will permit the productive use of the first of the two new berths due for completion in August 2003.


Throughput history
'000 TEUs
5,000
4,000
3,000
2,000
1,000
0
93
94
95
96
97
98
99
00
01
2002
Modern Terminals
Shekou Container Terminals


Swire Pacific Offshore – Fleet size
Number of vessels
60
50
40
30
20
10
0
93
94
95
96
97
98
99
00
01
02
03
Built prior to 1980
Built 1980-1984
Built 1985-1994
Built 1995-1999
Built 2000 or after



[illegible] global brands of co[illegible]er and indus[illegible] products di[illegible]ed in Hong Ko[illegible] Mainland China [illegible]an.

The Trading & Industrial Division has diverse interests in Hong Kong, Taiwan and Mainland China, which include wholly-owned and joint-venture investments in:

- Importing and retailing of motor vehicles
- Retailing of sports and casual footwear and apparel
- Retailing of sugar products
- Marble cutting and contracting
- Waste management
- Aluminium can manufacture
- Paint manufacture

	2002 HK$M	2001 HK$M
Turnover		
Taikoo Motors group	2,500	2,603
Swire Resources group	674	590
Other subsidiaries	309	301
	3,483	3,494
Operating profits/(losses)		
Taikoo Motors group	(131)	96
Swire Resources group	43	45
Other subsidiaries and head office costs	(2)	(29)
Profit on sale of jointly controlled company	68	-
	(22)	112
Attributable profits/(losses)		
Taikoo Motors group	(174)	19
Swire Resources group	35	33
Other subsidiaries and head office costs	65	(29)
	(74)	23
Share of profits/(losses) before taxation jointly controlled companies		
Swire SITA group	89	121
Crown Can group	14	(27)
ICI Swire Paints	19	13
Others	10	9
Write-off of sports footwear franchise	(35)	-
Discontinued businesses	1	22
	98	138
Attributable profit	6	130

		2002	2001
Cars sold		10,915	11,553
Shoes sold (pairs)	*million*	1.62	1.55
Brands managed		24	21

2002 OVERVIEW

The economies of Greater China saw sharply differing performances in 2002. Retail demand in Hong Kong continued to contract with prices falling for the fourth consecutive year; Taiwan saw modest GDP growth but the NT$ was under consistent pressure, whereas Mainland China continued its remarkable economic expansion of recent years.

During the year the division continued to narrow its focus onto core businesses. To this end the 49% interest in Schneider Swire, a manufacturer of electrical busduct in Guangzhou, was sold for HK$95 million, giving rise to a gain on disposal of HK$68 million. At year end the decision was made to withdraw from motor vehicle distribution in Mainland China following Volvo's decision to change its distribution arrangements there. The net cost of closure was HK$58 million. In addition the division wrote down the value of the Kwun Tong Car Centre in Hong Kong by HK$93 million to reflect changed market conditions and wrote off HK$41 million of goodwill for one of its Hong Kong car franchises (acquired in 1997) and HK$35 million of goodwill for a sports footwear franchise (acquired in 1996). Shortly before the year end the division reached agreement to sell its interest in the Hong Kong Spinners Industrial Building in Lai Chi Kok to Li & Fung for HK$225 million.

As a result of this significant restructuring, the Trading & Industrial Division reported a profit of HK$6 million in 2002 compared to an attributable profit of HK$130 million in 2001. If non-recurring items of HK$173 million are excluded, the 2002 profit was HK$179 million, an increase of 38% over 2001.

Subsidiary Companies

TAIKOO MOTORS GROUP

In 2002 the Taikoo Motors group was both distributor and dealer for the following brands:

Hong Kong: Volvo and Hyundai

Taiwan: Volkswagen, Audi, Kia and Volvo Truck and Bus

Mainland China: Volvo and Kia

Taikoo Motors recorded robust sales and profit growth in Taiwan despite an overall decline in the imported vehicles market of 5% from 2001. The company remains the largest importer of vehicles into Taiwan with sales in 2002 of 8,426 cars and 412 trucks and buses. On 1st May the company assumed the Audi distributorship in Taiwan to replace the Volvo distributorship lost earlier in the year.

Taikoo Motors had a difficult year in Mainland China due to a protracted customs investigation across the industry which inhibited sales for many months. At year end the company decided to withdraw from this market.

Taikoo Motors continued to record losses in Hong Kong due to reduced demand and severe price competition.

SWIRE RESOURCES

Swire Resources is the leading importer and retailer of sports and casual footwear in Hong Kong and also distributes certain lines of sports apparel. Brands include Reebok, Puma, DKNY, Diesel, Rockport and Skechers. The company retails in Hong Kong under the names of Marathon Sports, Catalog and GigaSports. Swire Resources has 57 shops in Hong Kong and 19 in Mainland China.

Despite a tough retail market in Hong Kong the company recorded sales and profit growth. The Mainland China operation, although incurring a small loss, achieved good sales growth.

TAIKOO SUGAR

Taikoo Sugar packs and sells a full range of retail sugars and is Hong Kong's leading sugar brand. It increased market share in 2002 but returned a modest loss due to increased marketing spend in both Hong Kong and Mainland China.

SWIRE DURO

Swire Duro is Hong Kong's leading importer of granite and marble. It reported a small loss in 2002 due to the weak construction sector.

Jointly Controlled Companies

SWIRE SITA WASTE SERVICES

Swire SITA manages 12 waste collection and transfer stations and two major landfills in Hong Kong. Earnings from this business in 2002 were satisfactory. Its subsidiary, CSR Macau, maintained stable earnings. The company also manages a waste-to-energy incineration plant in Kaohsiung, Taiwan. This facility recorded a loss in 2002 but the result was substantially better than in 2001. It is expected to improve further in 2003. Swire SITA continues to explore opportunities to expand its waste management business in Hong Kong, Taiwan and Mainland China.

CROWN CAN GROUP

The group produces aluminium cans at four plants in Mainland China and one in Vietnam. It recorded strong earnings growth in 2002 due to a substantially reduced raw material import tariff and stronger demand for its products. There are clear signs that the market in Mainland China has stabilised. Prospects for 2003 are encouraging.

ICI SWIRE PAINTS

The company produces emulsion paints at factories in Guangzhou and Shanghai for sale in Mainland China and Hong Kong. For the fourth successive year the company's Mainland China sales increased by over 20%, significantly boosting profitability. Hong Kong sales were flat reflecting the weak property market.

References are to "Notes to the Accounts" on pages 55 to 76.

Commentary on major variances in the Consolidated Profit and Loss Account, Balance Sheet and Cash Flow Statement

Consolidated Profit and Loss Account	2002 HK$M	2001 HK$M	Reference
TURNOVER			
In the Property Division, the decrease in turnover is mainly due to the fall in gross rental income and reduced proceeds from property trading, partially offset by increased revenue from the sale of investment properties. The Beverages Division's operations in Hong Kong, Taiwan and USA achieved an overall growth in turnover of 6%, mainly driven by volume increases in non-carbonated products. The improved turnover in the Marine Services Division reflects capacity growth at Swire Pacific Offshore following the delivery of eight new vessels during the year. In the Trading & Industrial Division, a fall in turnover for Taikoo Motors in Hong Kong and Mainland China was partially offset by higher sales recorded in Swire Resources and Swire Duro.	15,215	15,198	Note 1
OPERATING PROFIT			
In the Property Division, operating profit was higher than 2001 due to increased contribution from the sale of more units in The Albany, partially offset by lower net rental income from the office portfolio and slightly reduced profits from property trading. The Beverages Division achieved a 10% increase in operating profit through good volume growth in all territories, particularly Taiwan. This was further enhanced by savings in operating and material costs. In the Marine Services Division, the improved operating profit of Swire Pacific Offshore reflects further revenue generated from the eight new vessels and the profit from the disposal of one vessel. The Trading & Industrial Division saw a decline in operating profit as a result of closure costs in the car business in Mainland China, and the write-down in value of the Taikoo Car Centre in Kwun Tong. These non-recurring losses were compensated in part by profit on sale of the Division's interest in Schneider Swire.	4,345	4,391	Note 2 and Note 3
NET FINANCE CHARGES			
The beneficial effect on finance charges of reduced average net borrowings and lower prevailing interest rates was more than offset by a significant reduction in interest capitalised into investment properties and properties under development for sale.	(547)	(493)	Note 6

	2002 HK$M	2001 HK$M	Reference
SHARE OF PROFITS LESS LOSSES OF JOINTLY CONTROLLED COMPANIES			
The decrease in the share of profits mainly reflects additional provisions for property development projects in Ocean Shores, Tung Chung and Wong Chuk Hang. The share of contribution from Les Saisons dropped with fewer units sold. The Trading & Industrial Division also suffered a HK$35 million write-off of goodwill in respect of a footwear franchise.	**(36)**	153	Note 7
SHARE OF PROFITS LESS LOSSES OF ASSOCIATED COMPANIES			
The substantial increase in the share of profits is principally attributable to the markedly improved results at Cathay Pacific. Better performances were also reported from HAECO, Hong Kong Air Cargo Terminals and Dragonair.	**2,750**	1,029	
TAXATION			
The low effective tax rate of 11.1% reflects tax losses brought forward from previous years and the non-taxable profit on the sale of units in The Albany.	**723**	602	Note 8
MINORITY INTERESTS			
The increase is due to improved contributions from Hong Kong Air Cargo Terminals and the beverages operations in Hong Kong and Mainland China.	**385**	360	
PROFIT ATTRIBUTABLE TO SHAREHOLDERS			
The significant increase in profit from the Aviation Division has been partially offset by reduced rental income, provisions against property development projects and the costs associated with the restructuring of businesses in the Trading & Industrial Division.	**5,404**	4,118	

Consolidated Balance Sheet	2002 HK$M	2001 HK$M	Reference
FIXED ASSETS			
The decrease in fixed assets is mainly due to the decrease in the valuation of the investment property portfolio, reflecting the decline in office rental levels, and to a lesser extent the sales of the Hong Kong Spinners Industrial Building and units in The Albany.	**66,975**	71,261	Note 12
INVESTMENTS IN JOINTLY CONTROLLED COMPANIES			
The decrease reflects loan repayments and distribution of dividends from jointly controlled companies holding interests in the property development projects, Ocean Shores and Les Saisons. The decrease also reflects the disposal of the interest in Swire Beverages (Dongguan) and a fall in valuation of investment properties held by jointly controlled companies.	**5,517**	8,058	Note 14

Consolidated Balance Sheet (continued)	2002 HK$M	2001 HK$M	Reference
INVESTMENTS IN ASSOCIATED COMPANIES			
The increase principally represents the profits retained by associated companies in the Aviation and Marine Services Divisions during the year. The main contributors in the Aviation Division were Cathay Pacific and HAECO.	17,988	17,685	Note 15
PROPERTIES FOR SALE			
The increase is mainly due to the development costs incurred on the new property development projects: Jade Residences in the USA and The Orchards in Hong Kong. The increase is somewhat offset by the sales of units in Three Tequesta Point and Courts Brickell Key in the USA and StarCrest in Hong Kong.	2,442	1,683	Note 17
TRADE AND OTHER RECEIVABLES			
The other receivables at the end of 2002 included proceeds receivable from the sale of the interests in Swire Beverages (Dongguan) and the Hong Kong Spinners Industrial Building.	2,146	1,799	Note 19
LONG-TERM LOANS AND BONDS DUE WITHIN ONE YEAR			
The higher balances outstanding at the end of 2002 mainly reflect the reclassification of HK$2,200 million fixed/floating rate notes and the HK$853 million (US$110 million) private placement due in 2003 from long-term loans and bonds.	3,107	1,748	Note 22
LONG-TERM LOANS AND BONDS			
The decrease reflects the reclassification of loans and bonds due within one year to current liabilities and the repayment of long-term loans with funds from asset realisations in the Property Division.	5,324	9,625	Note 22
MINORITY INTERESTS			
The increase reflects retained profits attributable to minority interests and the minorities' share of 2002's revaluation surplus in respect of Festival Walk (a non-wholly owned investment property), partially offset by the repayment of shareholders' loans to minority interests in the Property Division.	4,947	4,651	
SHAREHOLDERS' FUNDS			
The decrease relates principally to a decrease in the property revaluation reserve partially offset by profits retained during the year. In 2002, the Company purchased a total of 7,804,000 'A' shares and 55,815,000 'B' shares of the Company, at an aggregate consideration of HK$540 million. All the shares repurchased were cancelled.	69,266	72,949	

Consolidated Cash Flow Statement

	2002 HK$M	2001 HK$M	Reference
CASH GENERATED FROM OPERATIONS			
The increase is mainly due to higher revenue from Swire Pacific Offshore and the Beverages Division, partially offset by less operating cash inflow from property rentals. The reduction in stock level of Taikoo Motors also has a beneficial effect on operating cash inflow. In addition, the cash inflow for 2001 was somewhat reduced by the payment of 2000's accruals relating to the land premium for Horizon Gardens and the acquisition costs for certain property sites.	**4,462**	4,069	Note 30
INTEREST PAID			
The decrease in interest paid during the year is principally attributable to the decline in interest rates and to the lower level of the group's net borrowings.	**1,007**	1,160	
SALES OF SHAREHOLDINGS IN AND REPAYMENT OF LOANS BY JOINTLY CONTROLLED COMPANIES			
The increase in inflow for 2002 mainly arose from the repayment of loans by jointly controlled companies following the completion and sales of property development projects. This also includes proceeds received from the sale of interests in Schneider Swire.	**2,434**	458	
LOANS DRAWN AND REFINANCING			
Loans drawn in 2002 were mainly for the financing of the construction of development properties in the USA. In 2001 new loans drawn (HK$2,200 million medium term loans and HK$3,100 million syndicated loans) were to refinance the settlement of a syndicated loan and various bilateral facilities.	**163**	5,588	
REPAYMENT OF LOANS			
The outflow in 2002 represents repayment of the HK$1,500 million floating rate notes (upon maturity) and other bank loans with funds from asset realisations in the Property Division and operating cash generated by the group.	**3,103**	4,892	

Corporate Goals, Investment Appraisal and Performance Review

The Swire Pacific group aims to maximise long-term returns to shareholders through investing in businesses with good prospects where the group has relevant expertise and experience, and divesting from businesses where returns in the longer term are not projected to exceed the cost of capital.

Swire Pacific's executive management sets target rates of return for each company in the group based on its assessment of the risk premium appropriate for each business. The target rate of return is a weighted average of the cost of debt and the estimated cost of equity. The cost of equity reflects the equity risk premium of comparable quoted businesses, adjusted by management's assessment of the competitive position and particular circumstances of the company.

These target rates of return are considered when appraising all new investments and recommending them to the Board for approval.

The actual and projected returns of each company in the group are compared annually to target rates of return with a view to increasing investment where the group can add significant value and rationalising investment where expected returns are not commensurate with the cost of capital and management time.

Changes in the group's net assets employed and capital expenditure commitments over the past three years are set out below:

	Net assets employed (per ten-year financial summary)			Capital commitments		
	2000 HK$M	2001 HK$M	**2002 HK$M**	2000 HK$M	2001 HK$M	**2002 HK$M**
Property investment						
– at cost	36,263	37,127	**38,182**	1,500	1,898	**2,178**
– revaluation reserve	35,735	28,752	**22,892**			
Property trading	2,174	4,081	**1,790**			
Aviation	16,691	16,019	**16,518**			
Beverages	3,774	3,554	**3,697**	52	25	**19**
Marine Services	2,752	2,928	**3,823**	940	1,397	**431**
Trading & Industrial	1,849	1,744	**1,381**			
Central items	203	151	**118**			
	99,441	94,356	**88,401**	2,492	3,320	**2,628**

Commenting on these numbers:

- Property investment has risen as the group continues to add to its core property portfolios at Pacific Place and Island East. Current projects include Three Pacific Place and Cambridge House in Island East. Capital commitments for investment property include the Taikoo Hui development in Guangzhou at 31st December 2002.
- The investment in property trading assets increased in 2001 as construction of the Ocean Shores residential project reached its peak. The assets employed have now declined as this and other projects move towards completion and flats are sold.
- The Aviation Division comprises associated companies and net assets employed therefore reflect the change in their retained profit. This retained profit decreased in 2001 due to Cathay Pacific's final dividend for 2000 exceeding its profit attributable to shareholders for 2001. Not shown in these numbers is the change in Cathay Pacific Airways' debt financed assets. In 2001 its fixed assets grew by HK$3,112 million as it took ownership of ten new aircraft. In 2002 its fixed assets reduced by HK$1,622 million as depreciation and disposal of fixed assets exceeded capital expenditure, given no delivery of new aircraft other than the two on operating leases.
- Beverages' assets employed have remained stable as improved utilisation of facilities built in the mid-1990s has allowed the business to grow with minimal additional investment in fixed assets.
- Marine Services' assets employed have increased as a result of Swire Pacific Offshore's fleet expansion. Eight vessels were delivered in 2002 with six more due to arrive in 2003 at a balance cost of HK$431 million.
- Trading & Industrial's assets employed have declined between 2000 and 2002 through the disposal of the group's interests in Carlsberg, Schneider Swire, the Hong Kong Spinners Industrial Building and the withdrawal from the motor business in Mainland China.

Introduction

This section of the report covers:

TREASURY MANAGEMENT

- Structure and Policy
- Interest Rate Exposure
- Currency Exposure
- Commodity Exposure
- Credit Exposure
- Accounting for Derivatives

CREDIT PROFILE

- Key Credit Ratios
- Cash Flow Summary
- Currency Profile
- Sources of Finance
- Maturity Profile and Refinancing
- Covenants and Credit Triggers
- Interest Cover and Gearing
- Debt In Associated and Jointly Controlled Companies

Treasury Management

STRUCTURE AND POLICY

Swire Pacific's Head Office Treasury sets its financial risk management policies in accordance with policies and procedures approved by its Board. It also manages the majority of the group's funding needs and currency, interest rate, credit and event risk exposures. Within the same policy framework, operating subsidiaries manage currency, interest rate and commodity exposures that are specific to particular transactions within their businesses. It is the policy of the Swire Pacific group not to enter into derivative transactions for speculative purposes.

The group's listed associated companies, Cathay Pacific and HAECO, arrange their financial and treasury affairs on a stand-alone basis, in a manner consistent with the overall policies of the group.

Non-listed associated and jointly controlled companies also arrange their financial and treasury affairs on a stand-alone basis. Swire Pacific provides financial support by way of guarantees in cases where significant cost savings are available and risks are acceptable.

INTEREST RATE EXPOSURE

The level of fixed rate debt for the group is decided after taking into consideration the potential impact of higher interest rates on profit, interest cover and the cash flow cycles of the group's businesses and investments.

In addition to raising funds on a fixed rate basis, the Swire Pacific group uses interest rate swaps in the management of its long-term interest rate exposure. It also uses forward rate agreements to manage its exposure to short-term interest rate volatility.

CURRENCY EXPOSURE

Exposure to movements in exchange rates on individual transactions in the Swire Pacific group is minimised using forward foreign exchange contracts where active markets for the relevant currencies exist. With the exception of the Perpetual Capital Securities, which have no scheduled maturity, all significant foreign currency borrowings are covered by appropriate currency hedges.

Translation exposure arising on consolidation of the group's overseas net assets is reduced, where practicable, by matching assets with borrowings in the same currency. Substantial proportions of the revenues, costs, assets and liabilities of Swire Pacific and its subsidiary companies are denominated in Hong Kong dollars.

The long-term financial obligations of Cathay Pacific have been arranged primarily in currencies in which it has substantial positive operational cash flows, thus establishing a natural currency hedge. The policy adopted requires that anticipated surplus foreign currency earnings should be at least sufficient to meet the foreign currency interest and principal repayment commitments in any year.

COMMODITY EXPOSURE

Certain Swire Pacific group companies have underlying exposures to commodity risk. Derivatives including swaps, forwards and options are used in the management of these exposures in accordance with the policies approved by the Board.

CREDIT EXPOSURE

When depositing surplus funds or entering into derivative contracts, the group controls its exposure to non-performance by counterparties by transacting with investment grade counterparties, setting approved counterparty limits and applying monitoring procedures. The group is not required by its counterparties to provide collateral or any other form of security against any change in the market value of a derivative. There are no specific conditions that would require the termination of derivative contracts should the credit rating of Swire Pacific be downgraded.

ACCOUNTING FOR DERIVATIVES

Derivatives are used solely for management of an underlying risk and the group is not exposed to market risk since gains and losses on the derivatives are offset by losses and gains on the assets, liabilities or transactions being hedged, hence, derivatives are not required to be valued at their market values.

Derivative transactions entered into by Swire Pacific and its subsidiary companies, and outstanding at the year end are summarised below by their respective types and maturities:

Maturity	Type	Purpose	Currency paid	Principal HK$	Basis of rate paid	Currency received	Basis of rate received
2003	Interest rate swap	To swap fixed rate debt into floating rate	HKD	1,200,000,000	Floating	HKD	Fixed
2003	Cross currency swap	To hedge principal repayment of USD debt	HKD	852,445,000	Floating	USD	Floating
2003	Cross currency swap	To hedge principal repayment of HKD debt and HKD coupons of a US subsidiary	USD	1,000,000,000	Floating	HKD	Floating
2004	Cross currency coupon only swap	To hedge USD coupons	HKD	2,534,850,000	Fixed	USD	Fixed
2004	Cross currency swap	To hedge principal repayment of USD debt	HKD	1,313,665,000	Fixed	USD	Fixed
2004	Cross currency swap	To hedge principal repayment of USD debt	HKD	1,007,435,000	Floating	USD	Floating
2004	Interest rate swap	To swap fixed rate debt into floating rate	HKD	500,000,000	Floating	HKD	Fixed
2005	Cross currency coupon only swap	To hedge USD coupons	HKD	390,000,000	Fixed	USD	Fixed
2008	Interest rate swap	To swap floating rate debt into fixed rate	USD	241,756,600	Fixed	USD	Floating

Maturity	Type	Purpose	Currency	Principal HK$
2003	Put option sales	To hedge aluminium prices	USD	19,843,149
2003	Swap	To hedge aluminium prices	USD	19,535,494
2003	Forward sales	To hedge aluminium prices	USD	13,312,211
2004	Put option sales	To hedge aluminium prices	USD	30,227,375

Credit Profile

Swire Pacific aims to maintain a capital structure that is appropriate for long-term credit ratings of A3 to A1 on Moody's scale and A- to A+ on Standard & Poor's scale. Actual credit ratings may depart from these levels from time to time due to economic circumstances.

As at 31st December 2002 our long-term credit ratings were A3 from Moody's and BBB+ from Standard & Poor's. The Moody's rating has remained unchanged since 1994 while the Standard & Poor's rating was lowered from A- on 21st May 2002 as part of this agency's general downgrading of Hong Kong property companies, with the comment: *"The one-notch downgrade reflects Standard & Poor's expectations that Swire Pacific's credit protection measures will not strengthen to a level consistent with the previous rating in the medium term."*

KEY CREDIT RATIOS

The table below sets out those credit ratios of the group which credit agencies commonly assess when determining credit ratings:

	1998	1999	2000	2001	**2002**
Operating margin	31.4%	26.8%	29.8%	33.1%	**32.5%**
EBIT/net interest	4.2	3.5	4.2	5.5	**6.5**
FFO+net interest/net interest	3.9	3.8	4.6	5.8	**6.3**
Rental income/net interest	2.9	2.8	2.7	3.4	**4.2**
FFO/net debt	27.1%	27.0%	33.8%	34.7%	**34.6%**
Net debt/net capital	21.1%	18.5%	16.9%	17.8%	**16.0%**

Operating margin = Operating profit before depreciation/turnover
EBIT = Earnings before interest and taxes
FFO (Funds from operations) = Net income plus depreciation plus deferred tax plus non-cash items
Net capital = Shareholders' funds plus minority interests plus proposed dividends plus net debt
Net interest is stated before deducting capitalised interest.

CASH FLOW SUMMARY

	2002 HK$M	2001 HK$M
Net cash generated by businesses and investments		
Cash generated from operations	**4,462**	4,069
Cash from asset realisations*	**3,272**	2,058
Dividends received	**1,245**	1,672
Capital expenditure and investments**	**(2,619)**	(4,169)
Tax and net interest paid	**(1,220)**	(1,266)
	5,140	2,364
Cash paid to shareholders and net funding by external debt		
Share repurchases	**(540)**	–
Dividends paid	**(1,884)**	(1,973)
(Decrease)/increase in borrowings	**(3,115)**	369
	(5,539)	(1,604)
(Decrease)/increase in cash and cash equivalents	**(399)**	760

* *Includes proceeds from fixed asset disposals and the sale of shareholdings in and repayments of loans by associated and jointly controlled companies and investment securities as well as net changes in long-term receivables.*
** *Includes additions of fixed assets and deferred expenditure, purchase of shareholdings in and loans to associated and jointly controlled companies and investment securities.*

Cash from asset realisations increased in 2002 due mainly to sale proceeds received from joint venture property projects in Ocean Shores and Les Saisons. Other asset realisations include the sale of The Albany units.

Capital expenditure and investments for 2002 consist mainly of construction costs for Cambridge House and Three Pacific Place and investments in offshore support vessels.

The major debt repayment for the year was HK$1,500 million of floating rate notes in June 2002. Other repayments relate to funds drawn from a HK$5,000 million syndicated loan and revolving credit loans. Repayments were funded by cash from operations and asset realisations.

CURRENCY PROFILE

An analysis of debt by currency at 31st December 2002, including US$600 million (HK$4,642 million) of Perpetual Capital Securities, is shown below:

Currency	Total HK$M	%
Hong Kong Dollar	8,124	57
United States Dollar	5,571	39
New Taiwan Dollar	492	3
Others	1	1
	14,188	100

SOURCES OF FINANCE

At 31st December 2002, committed loan facilities and debt securities amounted to HK$18,766 million, of which HK$5,277 million (28%) remained undrawn. Together with undrawn uncommitted facilities of HK$2,069 million, a total of HK$7,346 million was available. Sources of funds at the end of 2002 comprised:

	Available HK$M	Drawn HK$M	Undrawn HK$M
Committed facilities			
Perpetual Capital Securities	4,642	4,642	–
Bonds	2,321	2,321	–
Private Placement	852	852	–
Fixed/Floating Rate Notes	3,400	3,400	–
Bank and other loans	7,551	2,274	5,277
	18,766	13,489	5,277
Uncommitted facilities			
Money market and others	3,336	1,267	2,069

MATURITY PROFILE AND REFINANCING

The group's weighted average term and cost of debt is:

	2002	2001
Weighted average term of debt	**4.4 years**	4.9 years
Weighted average term of debt (excluding Perpetuals)	**1.8 years**	2.5 years
Weighted average cost of debt	**5.6%**	6.5%
Weighted average cost of debt (excluding Perpetuals)	**4.1%**	5.5%

The maturity profile of the group's gross borrowings at the end of each of the last five years is set out below:

Maturity profile


%
100
80
60
40
20
0
98
99
00
01
2002
Within 1 year
1-2 years
2-5 years
Over 5 years

Note that included in the group's debt is HK$4,642 million of Perpetual Capital Securities, half of which the group can call at any time after 30th October 2006. The other half can be called at any time after 13th May 2017. As the call is at the option of the group, this debt is reported as having a life of the longer of the first call date and ten years.

The group manages refinancing risks by spreading the maturity of its facilities over a number of years so that refinancing needs are not excessive in any one year. The repayment schedule of the group's committed debt facilities is detailed below:

Debt Maturity

	2003 HK$M	2004 HK$M	2005 HK$M	2006 HK$M	beyond 2006 HK$M
Capital market debts	3,252	2,821	–	500	4,642
Bank loans	997	1,866	2,799	1,867	22
	4,249	4,687	2,799	2,367	4,664

COVENANTS AND CREDIT TRIGGERS

There are no specific covenants given by the group for its debt facilities which would require debt repayment or termination of a facility should the group's credit rating be revised by the credit rating agencies. In the event that Swire Pacific's credit rating is revised, the margin on a bank loan facility of HK$117 million would be subject to adjustment.

Covenants have been given in respect of gearing limits, maintenance of minimum consolidated tangible net worth and interest cover. During the term of these facilities, none of the covenants were breached.

INTEREST COVER AND GEARING

At 31st December 2002, 53% of the group's gross borrowings were on a fixed rate basis and 47% were on a floating rate basis.

The following graphs illustrate interest cover and gearing ratios for each of the last five years. Interest cover for the year ended 31st December 2002 was 7.94 times while cash interest cover, calculated by reference to total interest charges including capitalised interest was 5.03 times. The gearing ratio was 19% at the end of 2002.


Interest cover and cash interest cover
HK$M
Times
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
14
12
10
8
6
4
2
0
98
99
00
01
2002
Net finance charges and capitalised interest
Net finance charges
Operating profit
Interest cover
Cash Interest cover


Gearing ratio
HK$M
Ratio
120,000
80,000
40,000
0
0.3
0.2
0.1
0
98
99
00
01
2002
Shareholders' funds including minority interests
Net borrowings
Gearing ratio

DEBT IN ASSOCIATED AND JOINTLY CONTROLLED COMPANIES

In accordance with Hong Kong accounting standards, the group's balance sheet does not include the net debt in its associated and jointly controlled companies. These companies had the following net debt positions at the end of 2002 and 2001:

	Total net debt		Portion of net debt attributable to Swire Pacific		Debt guaranteed by Swire Pacific or its subsidiaries	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M	**2002 HK$M**	2001 HK$M
Property Division	**2,404**	1,814	**736**	618	**349**	358
Aviation Division						
Cathay Pacific	**9,645**	14,279	**4,414**	6,547	**–**	–
Hactl	**2,711**	3,096	**666**	761	**–**	–
Dragonair	**2,606**	1,626	**413**	258	**–**	–
Other Aviation Division companies	**(45)**	1,089	**(91)**	229	**–**	–
Beverages Division	**(167)**	54	**(97)**	47	**–**	–
Marine Services Division	**1,707**	1,552	**499**	437	**500**	500
Trading & Industrial Division	**(42)**	290	**(14)**	109	**–**	–
	18,819	23,800	**6,526**	9,006	**849**	858

Business Values

A reputation for fair dealing and integrity is a valuable corporate asset and we are determined to foster and maintain high standards of corporate governance. We also believe that maximisation of long-term returns to shareholders is best achieved by acting in a socially responsible manner which recognises the interests of other community stakeholders.

Our commitment is to:

- provide high-quality products and services to the satisfaction of our customers;
- maintain high standards of business ethics and corporate governance;
- ensure the safety and well-being of employees, customers and others with whom we have contact;
- protect the environment from harm; and
- achieve these goals whilst, at the same time, providing satisfactory returns to shareholders.

During the year the group adopted a Corporate Code of Conduct which sets out principles, values and standards of conduct expected of management and staff throughout the group, and underpins group operating procedures and policies.

The Board of Directors

The Board consists of 14 directors, whose details are given on page 42 of this report. Of these, six, including the Chairman of the Board, are executive directors. The number of non-executive directors on the Board increased during the year to eight, of whom five are considered to be independent. The non-executive directors bring a wide range of experience and expertise to the group and are encouraged to play an active role in the work of the Board and its sub-committees.

The Board meets formally six times a year. In addition to this, board papers covering important issues are circulated for approval at other times. The average attendance rate of the directors for the year was 80%.

The Board is accountable to shareholders for the strategic development of the group with the goal of maximising long-term shareholder value, whilst balancing broader stakeholder interests. The Board's specific responsibilities include the formulation of long-term strategy, ensuring that effective systems of internal control are in place, reviewing the performance of the operating divisions against their agreed budgets and targets, and the approval of financial statements, major acquisitions and disposals, major capital projects and the annual budget.

The Directors are accountable for the proper stewardship of the Company's affairs, and acknowledge that they have the responsibility for ensuring that the Company keeps fair and accurate accounting records which disclose the financial position of the Company, and which enable them to ensure that the financial statements comply with the requirements of the Hong Kong Companies Ordinance.

Executive Management

Swire Pacific focuses on the long-term development and growth of businesses where it can add value through its industry-specific expertise and particular knowledge of the Greater China region. The group believes that a stable shareholding structure and a strong balance sheet provide a firm foundation for achieving sustainable long-term growth. As a conglomerate Swire Pacific combines the efforts of dedicated management teams in the individual business units, closely supported by a small head office team providing services including strategic direction, investment review, treasury, senior personnel management and staff development, performance monitoring, corporate governance and investor relations. The investment review activity covers the appraisal of specific investment opportunities. Performance monitoring covers the assessment of target rates of return for each business and periodic reviews of the businesses with a view to increasing investment where the group can add significant value and rationalising investment where expected returns are not commensurate with the risk-adjusted cost of capital and management resources.

Remuneration of executive directors and other senior managers is aimed at attracting, motivating and retaining high-calibre individuals in a competitive international market. Remuneration consists of base salary, benefits including a provident fund and housing assistance, and performance-related bonuses related to the longer-term profitability of the group so as to align management incentives with shareholder interests. Executive directors are not involved in determining their own remuneration. In 2002, executive directors' basic salaries accounted for 27% of gross emoluments, performance-related bonuses for 22%, housing for 33%, benefits and allowances for 3% and retirement benefits for 15%. Further information on directors' emoluments is given in note 4 to the accounts, on page 60.

Staff Development

The group employs over 55,700 staff and recognises that our success depends fundamentally on the efforts of a well-managed, skilled and motivated workforce. Group companies aim to provide competitive employment packages which are regularly monitored in relation to the market. Many group companies make use of incentive schemes in which elements of pay are related to individual and corporate performance in order to better align the interests of the group and its employees in the long-term success of the group. Staff members are encouraged to join staff associations to facilitate good industrial relations and effective consultation. The group is widely recognised for its commitment to staff training and development.

Audit Committee and Internal Control

The Board has overall responsibility for the system of internal control and conducts regular reviews of its effectiveness.

The group's system of internal controls has a key role in the management of risks that are significant to the fulfilment of business objectives. A sound system of internal control contributes to safeguarding shareholders' investment and the group's assets. Since profits are, in part, the reward for successful risk-taking in business, the purpose of internal controls is to help manage and control risk appropriately, rather than to eliminate the risk of failing to achieve business objectives.

The Board is assisted in discharging its responsibility for internal control by the work of the Group Internal Audit Department, the external auditors and the Audit Committee.

The Board recognises the importance of the internal audit function and has communicated this throughout the group. The Group Internal Audit Department, being more familiar with the operations of the group than the external auditors, assists the Board on an ongoing basis. The internal auditors regularly review operational procedures to ensure they incorporate adequate controls and comply with the policies laid down by the Board, and assist management in developing appropriate solutions to any problems which are identified.

The Audit Committee, under the chairmanship of Mr David Eldon, consists of three non-executive directors, two of whom are independent. The Audit Committee reviews the findings of both the internal and external auditors on a regular basis and ensures that key issues are brought to the attention of the full Board. In 2002, the Audit Committee met three times, with 100% attendance, to review and discuss the 2001 results and Annual Report, the 2002 interim results and report and the external and internal audit plans for 2002 and 2003.

Each meeting received written reports from the external and internal auditors, which detail matters of significance arising from the work conducted since the previous meeting. The external auditors, Group Finance Director and the Head of Group Internal Audit attend each meeting to answer questions on their reports or their work.

In assessing the effectiveness of the control environment, the Committee actively monitors:

- overall internal control trends in the group
- the number and seriousness of the findings made by the Group Internal Audit Department, and
- the speed and effectiveness with which the recommendations made are implemented.

Key matters raised by the Group Internal Audit Department and discussed during the year included:

- a review of the regulatory environments for various group businesses operating in Mainland China with a particular focus on the way in which businesses are adapting to the changes brought about by Mainland China's entry into the World Trade Organisation;
- the process under which wider strategic risks are identified, documented and addressed;
- the way in which the group's IT systems ensure data integrity, and
- IT capacity planning.

The Group Internal Audit Department, staffed by 11 qualified professionals, conducts risk-based audits in Swire Pacific and its subsidiaries, with additional work as required and agreed in some of the jointly-controlled and associated companies. These audits are designed to provide the Board of Directors with reasonable assurance that the internal control systems of the group are effective, and that the risks associated with the achievement of business objectives are being properly managed.

The annual work plan, manning levels and qualifications of the department are discussed and agreed with the Audit Committee. In addition to its agreed schedule of work, the department conducts other projects and investigative work as may be required.

The department's primary reporting line is to the Chairman. There is also open access to the Chairman of the Audit Committee. Copies of all internal audit reports are sent to the Chairman, the Group Finance Director, the auditee and the external auditors. The results of each review are also discussed with the Audit Committee.

Risk Management

Risk management is concerned with the identification and effective management of business risks, including safety and security, legal, financial, environmental and reputational risks.

The group maintains a Risk Management Committee which coordinates the proper application of operational risk management procedures throughout the group. This committee, which meets quarterly, is chaired by the Group Finance Director and includes senior representatives from each division. The Committee's aim is to inculcate a risk management culture throughout the group, by setting policy guidelines, monitoring divisional performance, promoting education and maximising group leverage to reduce the overall cost of risk. Two specialist sub-committees focus on insurance matters and loss prevention initiatives.

During 2002, the committee's work included:

- the establishment of a loss prevention sub-committee;
- the appointment of a dedicated Group Risk Manager;
- the identification of key risks in each division and the development of a group risk register;
- the ongoing development of group-wide policies covering ethical, health and safety, environmental and business risks;
- a review of security issues in the light of recent acts of terrorism;
- the implementation of an enhanced group insurance programme which consists of both core and non-core insurance policies. The core policies are property and casualty insurances, including statutory Employees Compensation insurance and Motor Vehicle insurance, which are taken out by the group for its Hong Kong based companies. With effect from 2002 the procurement of these core insurances has been centralised and single master policies are now in place for each line of cover thus maximising the Company's potential to achieve economies of scale. The non-core policies are specialist lines which are not required by all companies and are therefore bought separately by the divisions;
- the development of a programme to track and control the group's cost of risk;
- the review of insurance claims to identify loss trends and determine appropriate risk mitigation measures; and
- a study on the feasibility of establishing a wholly-owned captive insurance company.

Relations with Shareholders

The group is committed to fair disclosure and comprehensive and transparent reporting of its performance and activities. Printed copies of the Annual and Interim Reports are sent to all shareholders. As part of a regular programme of investor relations, senior executives hold briefings and attend conferences with institutional investors and financial analysts to engage in two-way communications on the Company's performance and objectives. Copies of presentation materials from such briefings are made available to investors and the public through our corporate website *www.swirepacific.com*, which also contains a wide range of additional information on the group's business activities.

Environmental and Social Responsibility

Swire Pacific is committed to conducting its business in a sustainable manner. As a major diversified business group we are very conscious of the potential impact of our activities on the environment. We are committed to ensuring our businesses meet or exceed legal and regulatory requirements for environmental best practice wherever we do business.

The group Environment Committee, chaired by a Board Director, coordinates overall group policy on environmental issues. In 2002, the Committee and its working groups met nine times.

Group companies have taken a number of initiatives to address specific environmental issues including designing buildings for greater energy efficiency, the reduction of air pollution through the use of low sulphur fuels in vehicle fleets, the operation of world-class public waste management facilities, and investments in waste water treatment and conservation. The group has also made significant progress with a project to track a wide range of key environmental, health and safety performance measures across major business units within the group, with the aim of establishing baseline performance measures and setting goals for continuous improvement.

Swire Pacific is a founder member of the Hong Kong Business Environment Council; was recognised in the United Nations Global 500 Roll of Honour for its commitment to sound environmental practice; and is included as a member of the 2003 Dow Jones Sustainability Index.

Community Relations

Swire Pacific is committed to playing a full role as a responsible corporate citizen. We provide financial support, other donations in kind and voluntary activity by our employees to sustain a diverse range of community programmes and charitable activities in the various countries where we do business, especially in the Hong Kong community where the Swire group has been active for over 130 years.

Swire Pacific has a particular interest in supporting educational causes, and funds a variety of graduate and post-graduate scholarships both in Hong Kong and overseas for Hong Kong, Mainland Chinese and other Asian students. The group has also funded a number of development projects at local universities and other educational institutions. The official opening of the new campus for Taikoo Primary School, constructed by Swire Properties, took place in December 2002 and the group has provided additional support for language teaching and the use of information technology. The group also supports a Community English Language Laboratory (CELL) which provides further training in the use of spoken English.

Swire Pacific and Cathay Pacific are major sponsors in Hong Kong of the Life Education Activity Programme (LEAP), which uses mobile classrooms and specially trained staff to teach over 67,000 school children about healthy lifestyles and the dangers of substance abuse, including drugs, tobacco and alcohol. Other organisations we support include the Community Chest, Project Orbis, the Asia Society, the Hong Chi Association, the Outward Bound Trust, the Society for the Promotion of Hospice Care, the Hong Kong Red Cross and the Sunnyside Club.

Executive Directors

* **J W J Hughes-Hallett**, aged 53, has been a Director of the Company since January 1994. He was appointed Deputy Chairman in March 1998 and Chairman in June 1999. He is also Chairman of Cathay Pacific Airways Limited and Swire Properties Limited. He joined the Swire group in 1976 and has worked with the group in Hong Kong, Taiwan, Japan and Australia.

* **M J Bell**, aged 54, has been a Director of the Company since April 1997 and was Finance Director until August 1999 when he assumed the position of Staff Director of John Swire & Sons (H.K.) Limited. He joined the Swire group in 1972 and has worked with the group in the United Kingdom, Hong Kong and Japan.

* **M Cubbon**, aged 45, has been a Director of the Company since September 1998 with responsibility for Group Finance. He is also a Director of Cathay Pacific Airways Limited and Swire Properties Limited. He joined the Swire group in 1986.

* **D Ho**, aged 55, has been a Director of the Company since March 1997. He is Chairman of the group's Taiwan operations and of a number of Swire group companies with shipping and travel interests. He is also a Director of Hong Kong Aircraft Engineering Company Limited. He joined the Swire group in 1970 and has worked with the group in Hong Kong and Taiwan.

* **K G Kerr**, aged 50, has been a Director of the Company with responsibility for the Property Division since January 1991. He joined Swire Properties Limited in 1975 and has been its Managing Director since February 1989.

* **D M Turnbull**, aged 47, has been a Director of the Company since November 1996 and has responsibility for the Aviation Division. He is Deputy Chairman and Chief Executive of Cathay Pacific Airways Limited and Chairman of Hong Kong Aircraft Engineering Company Limited. He joined the Swire group in 1976.

Non-Executive Directors

* **Baroness Dunn**, DBE, aged 63, has been a Director of the Company since February 1981 and until January 1996 had responsibility for the Trading Division. She is also a Director of John Swire & Sons Limited and is Deputy Chairman of HSBC Holdings plc. She joined the Swire group in 1963.

\+ **P A Johansen**, aged 60, has been a Director of the Company since January 1983 and was Finance Director until April 1997. He joined the Swire group in 1973 and has worked with the group in Hong Kong and Japan. He is also a Director of John Swire & Sons Limited, Swire Properties Limited and Hong Kong Aircraft Engineering Company Limited.

* **Sir Adrian Swire**, aged 71, is Chairman of John Swire & Sons Limited. He joined the Swire group in 1956 and has been a Director of the Company since October 1978. He is also a Director of Cathay Pacific Airways Limited.

Independent Non-Executive Directors

\+ **D G Eldon**, aged 57, has been a Director of the Company since June 1996. He is also a Director of HSBC Holdings plc., The Hongkong and Shanghai Banking Corporation Limited and MTR Corporation Limited. He has been with the HSBC Group since 1968. He is also Non-Executive Chairman of Hang Seng Bank Limited.

C K M Kwok, aged 43, has been a Director of the Company since September 2002. He is also Managing Director and Chief Executive Officer of The Hongkong and Shanghai Hotels, Limited.

\+ **C Lee**, aged 49, has been a Director of the Company since January 1993 and previously was Alternate Director for J S Lee from January 1987. He is also a Director of Hysan Development Company Limited.

T S Lo, GBM, CBE, aged 68, has been a Director of the Company since July 1975 and is the senior partner of Lo & Lo, Solicitors. He is also Vice-Chairman of Henderson Land Development Company Limited.

M M T Yang, aged 50, has been a Director of the Company since October 2002. She is also Chairman and Chief Executive Officer of Esquel Group, and a Director of The Gillette Company. She sits on various advisory boards of educational institutions including the Harvard Business School, Massachusetts Institute of Technology, Hong Kong University of Science and Technology, Tsinghua, Fudan, and Lingnan Universities.

Secretary

M S M Yu Chan, aged 57, has been Company Secretary since September 2002. She joined the Swire group in 1978.

* *These Directors are also Directors of John Swire & Sons (H.K.) Limited*
\+ *Members of the Audit Committee*

The Directors submit their report together with the audited accounts for the year ended 31st December 2002, which are set out on pages 50 to 91.

Principal activities

The principal activity of the Company is investment holding and the principal activities of its major subsidiary, jointly controlled and associated companies are shown on pages 83 to 91. An analysis of the group's performance for the year by business and geographical segments is set out in note 3 to the accounts.

Dividends

The Directors recommend the payment of final dividends for 2002 of HK¢90.0 per 'A' share and HK¢18.0 per 'B' share which, together with the interim dividends paid on 2nd October 2002 of HK¢40.0 per 'A' share and HK¢8.0 per 'B' share, make total dividends for the year of HK¢130.0 per 'A' share and HK¢26.0 per 'B' share: an increase of 16.1% over those for 2001. This represents a total distribution for the year of HK$1,998 million. Subject to the approval of the 2002 final dividends by the shareholders at the annual general meeting on 15th May 2003, it is expected that those dividends will be paid on 2nd June 2003 to shareholders registered on 15th May 2003. The share registers will be closed from 12th May 2003 to 15th May 2003, both dates inclusive.

Reserves

Movements in the reserves of the group and the Company during the year are set out in note 26 to the accounts.

Accounting policies

The principal accounting policies of the group are set out on pages 77 to 82.

The reason for a departure from the Statement of Standard Accounting Practice No. 11 (HK SSAP No. 11) laid down by the Hong Kong Society of Accountants is set out in principal accounting policy no. 4.

Donations

During the year, the Company and its subsidiaries made donations for charitable purposes of HK$5.0 million and donations towards various scholarships of HK$0.8 million.

Fixed assets

Details of movements in fixed assets are shown in note 12 to the accounts. An analysis of capital expenditure by division is shown in note 3 to the accounts.

Properties

The annual valuation of the group's property portfolio, whether complete or in the course of development, was carried out by professionally qualified executives of the group on the basis of open market value at 31st December 2002. The valuations have been recorded in the accounts of the individual companies concerned and an overall net decrease of HK$5,408 million in respect of these properties is reflected in group reserves.

A schedule of the principal properties of the Company and its subsidiary, jointly controlled and associated companies is given on pages 94 to 102.

Bank and other borrowings

The bank loans and overdrafts, other borrowings, Perpetual Capital Securities and Medium Term Notes of the Company and its subsidiary companies are shown in notes 21 and 22 to the accounts.

Interest

A statement of the amount of interest capitalised by the Company and its subsidiaries is included in note 6 to the accounts.

Financial summary

A ten-year financial summary of the results and of the assets and liabilities of the group is shown on pages 104 to 105.

Major customers and suppliers

During the year, less than 30% of the group's sales and 30% of the group's purchases were attributable to the group's five largest customers and suppliers respectively.

Connected transactions

(1) On 16th August 2002, agreement was reached for Swire Coca-Cola HK Limited ("SCCHK") to sell its entire interest in Swire Beverages (Dongguan) Limited ("SBDG") to Coca-Cola (China) Investment Limited ("CCCIL"), a wholly-owned subsidiary of Coca-Cola South Asia Holdings Inc. ("CCSAH") for RMB193.5 million, subject to adjustment in accordance with the net asset value of SBDG as at completion agreed by both parties. This transaction was contingent upon SCCHK first acquiring the minority 13.9% interest of SBDG held by Dongguan Huaxin Industry and Commerce Corporation ("Huaxin").

SBDG operates a dedicated Non-Carbonated Beverage ("NCB") production facility in Mainland China. It was 86.1% owned by SCCHK and 13.9% by Huaxin.

The reason for this transaction was that Swire Pacific Limited considered that the direct involvement of Coca-Cola in SBDG's NCB production would provide broader opportunities to develop this segment of the business in Mainland China, which in turn was expected to be of benefit to its other bottling operations there.

SCCHK is a wholly-owned subsidiary of Swire Beverages Limited ("SBL"), which is 87.5% owned by Swire Beverages Holdings Limited, a wholly-owned subsidiary of the Company, and 12.5% by CCSAH. CCSAH in turn is a wholly-owned subsidiary of The Coca-Cola Company.

On 28th August 2002, SCCHK signed an agreement with Huaxin for the purchase of its 13.9% interest in SBDG for RMB38.5 million. Approval for this transaction was obtained from relevant government and registration authorities in Mainland China and SBDG became a wholly-owned subsidiary of SCCHK on 4th November 2002.

It has been now agreed that the consideration for the sale of 100% of SBDG by SCCHK to CCCIL will be RMB202.8 million comprising RMB38.5 million for the 13.9% interest acquired from Huaxin and RMB164.3 million for SCCHK's 86.1% interest. Applications for approvals from relevant government and registration authorities in Mainland China to this transaction are in progress after which formal completion will take place.

Both transactions were connected transactions under Rule 14.25(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules") because of (a) CCSAH's 12.5% interest in SBL, and (b) Huaxin's 13.9% interest in SBDG. A press notice was published on 29th August 2002.

(2) On 9th December 2002, SBL entered into an agreement with Canary Ventures Company Holdings Limited ("Canary") to acquire its 30% of the issued capital of Xian BC Hans Foods Company Limited ("Xian BC") for a consideration of US$11.9 million.

Xian BC operates a Coca-Cola bottling facility in Xian, Shaanxi Province, China. It was 30% owned by Canary and 70% by BC Development Company Limited ("BCD") which is in turn 85% owned by SBL.

This transaction was completed on 19th December 2002 whereupon the attributable interest of Swire Pacific Limited in Xian BC was increased from 52.06% to 78.31%. It was considered that this would further enhance the development of the Company's Coca-Cola bottling business in Mainland China.

This was a connected transaction under Rule 14.25(1) of the Listing Rules because of Canary's 30% interest in Xian BC. A press notice was published on 10th December 2002.

(3) *On 29th January 2003, SBL entered into an agreement to sell its recently acquired 30% interest in Xian BC to BCD for* US$11.9 million, i.e. the same price it paid to Canary.

The reason for this transaction, which was completed on 21st February 2003, was to consolidate the group's holdings in Xian BC into BCD, which is the group's primary Mainland China holding company for its beverages interest. After the transaction, the attributable interest of Swire Pacific Limited in Xian BC was reduced from 78.31% to 74.38%.

BCD is owned 85% by SBL and 15% by CITIC Beverage (HK) Limited ("CITIC Beverage"). CITIC Beverage is a subsidiary of China International Trust and Investment Corporation ("CITIC"). CITIC holds 20% of Swire Coca-Cola Beverages Hefei Ltd., the majority 80% being held by BCD, and is a connected person of Swire Pacific Limited.

Both SBL and BCD are non-wholly owned subsidiaries of Swire Pacific Limited and CITIC Beverage is an associate of CITIC, which is a connected person of Swire Pacific Limited. Therefore this is a connected transaction under Rule 14.25(1) of the Listing Rules. A press notice was published on 30th January 2003.

Share capital

During the year under review and up to the date of this report, the Company made the following purchases of its shares on The Stock Exchange of Hong Kong Limited ("The Stock Exchange"). These purchases were made for the benefit of the Company and shareholders taking into account relevant factors and circumstances at the time. All the shares purchased were cancelled.

		Month	Number purchased	Highest price paid HK$	Lowest price paid HK$	Aggregate price paid HK$
'A' shares	2002	July	1,410,000	39.40	38.10	54,619,350
		Sept.	1,836,000	31.50	30.50	57,116,900
		Dec.	4,558,000	31.20	29.45	138,128,075
	2003	Jan.	1,932,500	31.90	29.35	60,382,400
		Total	9,736,500			310,246,725
'B' shares	2002	July	7,965,000	5.60	5.50	44,269,625
		Aug.	13,000,000	5.45	5.25	69,609,250
		Sept.	12,175,000	5.25	4.85	60,960,063
		Oct.	13,802,500	5.15	4.825	68,501,614
		Nov.	2,435,000	5.30	5.25	12,813,875
		Dec.	6,437,500	5.15	5.05	32,948,250
		Total	55,815,000			289,102,677
Total (including 'A' & 'B' shares)						599,349,402

Agreements for services

There are agreements for services, in respect of which the John Swire & Sons Limited group provides services to Swire Pacific Limited and some of its subsidiary and associated companies and under which costs are reimbursed and fees payable. The counterparty was John Swire & Sons Limited ("JS&S") until 30th June 2002 and has been John Swire & Sons (HK) Limited ("JS&SHK"), a wholly-owned subsidiary of JS&S, since 1st July 2002. The agreements can be terminated by either party giving not less than twelve months' notice of termination expiring on 31st December 2004 or any subsequent 31st December.

Baroness Dunn, P A Johansen and Sir Adrian Swire, as directors and shareholders of JS&S, are interested in these agreements and E J R Scott was similarly interested. In addition, J W J Hughes-Hallett, M J Bell, M Cubbon, D Ho, K G Kerr and D M Turnbull are directors of JS&SHK and therefore have an interest in the agreements with JS&SHK.

Directors

Of the Company's present Directors whose names are listed on page 42, C K M Kwok and M M T Yang were appointed on 19th September 2002 and 1st October 2002, respectively. In addition, E J R Scott also served as a Director of the Company during the year. It is with sadness that the Directors report the death of Mr. Scott on 29th January 2002. M J Bell has tendered his resignation from the Board with effect from 8th March 2003.

Article 93 of the Company's Articles of Association provides for all Directors to retire at the third annual general meeting following their election by ordinary resolution. In accordance therewith, D G Eldon, K G Kerr, J W J Hughes-Hallett, D M Turnbull and D Ho retire this year and being eligible offer themselves for re-election. T S Lo also retires in accordance with Article 93, but does not offer himself for re-election.

C K M Kwok and M M T Yang, having been appointed to the Board under Article 91 since the last annual general meeting, also retire and offer themselves for election.

No Director has a service contract with the Company which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Corporate governance

The Company has complied throughout the year with the Code of Best Practice as set out in the Listing Rules.

Directors' interests

At 31st December 2002, the interests of the Directors in the shares of Swire Pacific Limited and in its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI")), as recorded in the register maintained under section 29 of the SDI were as follows:

	Personal Interests	Other Interests	Total	Remarks
Swire Pacific Limited – 'A' shares				
J W J Hughes-Hallett	4,500	–	4,500	–
P A Johansen	10,000	–	10,000	–
T S Lo	8,774	–	8,774	–
Sir Adrian Swire	–	1,364,006	1,364,006	See Note 1
D M Turnbull	1,266	–	1,266	–
Swire Pacific Limited – 'B' shares				
M J Bell	30,000	–	30,000	–
D Ho	100,000	–	100,000	–
J W J Hughes-Hallett	158,000	–	158,000	–
P A Johansen	–	200,000	200,000	See Note 2
T S Lo	3,948	–	3,948	–
C Lee	750,000	20,330,000	21,080,000	See Note 3
Sir Adrian Swire	4,813,169	20,810,916	25,624,085	See Note 1
Cathay Pacific Airways Limited – Ordinary shares				
J W J Hughes-Hallett	12,000	–	12,000	–

Notes

1. *All the Swire Pacific Limited 'A' and 'B' shares held by Sir Adrian Swire under "Other Interests" are held by him as trustee only and he has no beneficial interest in those shares.*
2. *P A Johansen is a beneficiary of trusts which hold the 200,000 Swire Pacific Limited 'B' shares listed under "Other Interests".*
3. *C Lee is a beneficiary of a trust which holds the 20,330,000 Swire Pacific Limited 'B' shares listed under "Other Interests".*

In addition, the Company has received notifications from Directors of the following interests in John Swire & Sons Limited, which is an associated corporation of Swire Pacific Limited (within the meaning of the SDI):

	Personal Interests	Family Interests	Other Interests	Total	Remarks
Ordinary Shares of £1					
Baroness Dunn	8,000	–	–	8,000	See Note 1
P A Johansen	8,000	–	–	8,000	See Note 1
Sir Adrian Swire	2,292,152	2,815,062	37,699,197	42,806,411	See Note 2
8% Cum. Preference Shares of £1					
Baroness Dunn	2,400	–	–	2,400	See Note 1
Sir Adrian Swire	1,186,758	843,411	11,669,615	13,699,784	See Note 2

Notes

1. *Sir Adrian Swire has a residual beneficial interest in 4,000 Ordinary Shares held by each of Baroness Dunn and P A Johansen and in 1,200 Preference Shares held by Baroness Dunn. These holdings are therefore duplicated in the personal interests of Sir Adrian Swire.*
2. *Neither Sir Adrian Swire nor his wife, who are trustees of trusts which hold the Ordinary and Preference Shares listed under "Other Interests" has any beneficial interest in those shares.*

Neither during nor prior to the year under review, has any right been granted to, or exercised by, any Director of the Company, or to or by the spouse or minor child of any Director, to subscribe for shares, warrants or debentures of Swire Pacific Limited.

Other than as stated above, the Directors of the Company held no interests, whether beneficial or non-beneficial, in the shares or warrants of Swire Pacific Limited or its associated corporations.

At no time during the year did any Director, other than as stated in this report, have a beneficial interest, whether directly or indirectly, in a contract to which Swire Pacific Limited or any of its associated corporations was a party which was of significance and in which the Director's interest was material.

At no time during the year was Swire Pacific Limited, or any of its associated corporations, a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Substantial shareholders

The register of substantial shareholders maintained under Section 16(1) of the SDI shows that at 31st December 2002 the Company had been notified of the following interests. These interests are in addition to those disclosed above in respect of the Directors:

	'A' shares	'B' shares	Remarks
John Swire & Sons Limited	40,765,128	1,995,635,765	
Shrewsbury Holdings Limited	–	321,240,444	) Duplication of John Swire &
John Swire & Sons (H.K.) Limited	40,661,326	1,958,038,746	) Sons Limited's holding
Brandes Investment Partners, L.P.	130,714,465	–	
Franklin Resources, Inc.	103,228,390	–	
Templeton Worldwide, Inc.	101,717,390	–	) Duplication of Franklin Resources, Inc.'s holding
The Capital Group Companies, Inc.	93,976,938	–	

At 31st December 2002, the John Swire & Sons Limited Group owned, directly or indirectly, interests in shares of Swire Pacific Limited representing 28.8% of the issued capital and 52% of the voting rights.

Auditors

A resolution for the reappointment of PricewaterhouseCoopers as auditors of the Company is to be proposed at the forthcoming annual general meeting.

On behalf of the Board

J W J Hughes-Hallett
Chairman
Hong Kong, 6th March 2003

AUDITORS' REPORT AND ACCOUNTS

SUPPLEMENTARY INFORMATION / FINANCIAL CALENDAR AND INFORMATION FOR INVESTORS

To the shareholders of Swire Pacific Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 50 to 91 which have been prepared in accordance with accounting principles generally accepted in Hong Kong , save as explained in accounting policy no. 4 on page 78.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the group as at 31st December 2002 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 6th March 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST DECEMBER 2002

NOTE		2002 HK$M	2001 HK$M
1	Turnover	15,215	15,198
	Cost of sales	(7,727)	(7,990)
	Gross profit	7,488	7,208
	Other revenue	133	47
	Distribution costs	(1,814)	(1,524)
	Administrative expenses	(1,032)	(1,174)
	Other operating expenses	(430)	(166)
2	Operating profit	4,345	4,391
	Finance charges	(632)	(593)
	Finance income	85	100
6	Net finance charges	(547)	(493)
7	Share of profits less losses of jointly controlled companies	(36)	153
	Share of profits less losses of associated companies	2,750	1,029
	Profit before taxation	6,512	5,080
8	Taxation	723	602
	Profit after taxation	5,789	4,478
	Minority interests	385	360
9	Profit attributable to shareholders	5,404	4,118
	Dividends		
	Interim – paid	618	559
	Final – proposed	1,380	1,179
10		1,998	1,738
		HK¢	HK¢
11	Earnings per share		
	'A' shares	349.2	265.3
	'B' shares	69.8	53.1

The notes on pages 55 to 76 and the principal accounting policies on pages 77 to 82 form part of these accounts.

CONSOLIDATED BALANCE SHEET

AT 31ST DECEMBER 2002

NOTE		2002 HK$M	2001 HK$M
	ASSETS		
	Non-current assets		
12	Fixed assets	66,975	71,261
14	Jointly controlled companies	5,517	8,058
15	Associated companies	17,988	17,685
16	Investment securities and long-term receivables	338	371
	Deferred expenditure	217	231
24	Retirement benefit assets	128	–
		91,163	97,606
	Current assets		
17	Properties for sale	2,442	1,683
18	Stocks and work in progress	932	1,055
19	Trade and other receivables	2,146	1,799
	Held-to-maturity securities – *unlisted*	2	95
	Short-term deposits and bank balances	472	271
		5,994	4,903
	Current liabilities		
20	Trade and other payables	7,630	7,399
	Taxation	299	209
	Bank overdrafts and short-term loans – unsecured	1,683	1,166
22	*Long-term loans and bonds due within one year*	3,107	1,748
		12,719	10,522
	Net current liabilities	(6,725)	(5,619)
	Total assets less current liabilities	84,438	91,987
	Non-current liabilities		
21	Perpetual capital securities	4,642	4,642
22	Long-term loans and bonds	5,324	9,625
23	Deferred taxation	38	24
	Deferred liabilities	107	96
24	Retirement benefit liabilities	114	–
		10,225	14,387
	Minority interests	4,947	4,651
	NET ASSETS	69,266	72,949
	CAPITAL AND RESERVES		
25	Share capital	920	931
26	Reserves	68,346	72,018
	SHAREHOLDERS' FUNDS	69,266	72,949

J W J Hughes-Hallett
C Lee
Directors
Hong Kong, 6th March 2003

The notes on pages 55 to 76 and the principal accounting policies on pages 77 to 82 form part of these accounts.

COMPANY BALANCE SHEET

AT 31ST DECEMBER 2002

NOTE		2002 HK$M	2001 HK$M
	ASSETS		
	Non-current assets		
12	Fixed assets	265	492
13	Subsidiary companies	11,225	11,505
14	Jointly controlled companies	612	606
15	Associated companies	1,994	1,994
16	Investment securities and long-term receivables	9	50
	Deferred expenditure	4	6
24	Retirement benefit assets	90	–
		14,199	14,653
	Current assets		
19	Trade and other receivables	528	107
	Short-term deposits and bank balances	2	2
		530	109
	Current liabilities		
20	Trade and other payables	161	132
	Taxation	1	1
22	Long-term loans and bonds due within the year	890	–
		1,052	133
	Net current liabilities	(522)	(24)
	Total assets less current liabilities	13,677	14,629
	Non-current liabilities		
22	Long-term loans and bonds	2,321	3,212
23	Deferred taxation	24	10
		2,345	3,222
	NET ASSETS	11,332	11,407
	CAPITAL AND RESERVES		
25	Share capital	920	931
26	Reserves	10,412	10,476
	SHAREHOLDERS' FUNDS	11,332	11,407

J W J Hughes-Hallett
C Lee
Directors
Hong Kong, 6th March 2003

The notes on pages 55 to 76 and the principal accounting policies on pages 77 to 82 form part of these accounts.

NOTE		2002 HK$M	2001 HK$M
	Operating activities		
30(a)	Cash generated from operations	4,462	4,069
	Interest paid	(1,007)	(1,160)
	Interest received	85	100
	Profits tax paid	(298)	(206)
		3,242	2,803
	Dividends received from jointly controlled and associated companies and other investments	1,245	1,672
	Net cash from operating activities	4,487	4,475
	Investing activities		
30(b)	Purchase of fixed assets	(2,099)	(1,377)
	Proceeds from fixed asset disposals	605	580
	Purchase of shareholdings in and loans to jointly controlled companies	(420)	(2,092)
	Purchase of shareholdings in and loans to associated companies	(3)	(623)
	Sale of shareholdings in and repayment of loans by jointly controlled companies	2,434	458
	Sale of shareholdings in and repayment of loans by associated companies	200	966
	Sale of shareholdings in and repayment of loans by investment securities	10	5
	Purchase of investment securities	(35)	(7)
	Decrease in long-term receivables	23	49
	Deferred expenditure	(62)	(70)
	Net cash generated from/(used in) investing activities	653	(2,111)
	Net cash inflow before financing	5,140	2,364
	Financing activities		
	Loans drawn and refinancing	163	5,588
	Repayment of loans	(3,103)	(4,892)
30(c)		(2,940)	696
30(c)	Repayment of loans to minority interests	(175)	(327)
	Repurchase of Company's shares	(540)	–
	Dividends paid		
	– to shareholders	(1,797)	(1,738)
	– to minority interests	(87)	(235)
	Net cash used in financing activities	(5,539)	(1,604)
	(Decrease)/increase in cash and cash equivalents	(399)	760
	Cash and cash equivalents at 1st January	(800)	(1,538)
	Currency adjustment	2	(22)
	Cash and cash equivalents at 31st December	(1,197)	(800)
	Represented by:		
	Unlisted held-to-maturity securities maturing within three months	2	95
	Bank balances and short-term deposits maturing within three months	472	271
	Bank overdrafts and short-term loans maturing within three months	(1,671)	(1,166)
		(1,197)	(800)

The notes on pages 55 to 76 and the principal accounting policies on pages 77 to 82 form part of these accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31ST DECEMBER 2002

	2002 HK$M	2001 HK$M
At 1st January		
– as originally stated	72,949	77,423
– change in accounting policy for retirement benefits	(124)	–
– as restated	72,825	77,423
Goodwill reinstated		
– on disposal of subsidiary, jointly controlled and associated companies	22	163
– upon impairment	93	–
Decrease in property valuation arising during the year	(5,367)	(6,137)
Share of deficit on revaluation of investment properties held by jointly controlled companies	(41)	(665)
Revaluation surplus on investment properties transferred to operating profit on disposal	(452)	(181)
Exchange differences on cash flow hedges		
– recognised during the year	(600)	564
– transferred to the profit and loss account	(333)	(250)
Revaluation surplus/(deficit) on investment securities recognised during the year	49	(104)
Revaluation surplus on investment securities transferred to operating profit on disposal	–	(207)
Exchange differences	3	(37)
Net losses not recognised in the consolidated profit and loss account	(6,626)	(6,854)
Profit for the year	5,404	4,118
Dividends	(1,797)	(1,738)
Repurchase of Company's shares		
– shares repurchased and cancelled	(11)	–
– premium paid on repurchases	(529)	–
At 31st December	69,266	72,949
Represented by:		
Balance after proposed dividend	67,886	71,770
Proposed dividend	1,380	1,179
	69,266	72,949

The notes on pages 55 to 76 and the principal accounting policies on pages 77 to 82 form part of these accounts.

1. Turnover

The principal activity of the Company is investment holding. The principal activities of its major subsidiary, jointly controlled and associated companies are shown on pages 83 to 91.

Turnover represents sales by the Company and its subsidiary companies to outside customers and comprises revenue from:

	Group	
	2002 **HK$M**	2001 HK$M
Gross rental income	**4,625**	4,769
Sales of development properties	**565**	1,092
Sales of investment properties	**555**	261
Rendering of other services	**1,120**	1,021
Sales of goods	**8,350**	8,055
	15,215	15,198

2. Operating profit

	Group	
	2002 **HK$M**	2001 HK$M
Operating profit has been arrived at after charging:		
Cost of stocks sold	**5,755**	6,035
Depreciation of fixed assets	**523**	517
Staff costs	**1,724**	1,658
Operating lease rentals		
Land and buildings	**94**	76
Other equipment	**19**	18
Amortisation of deferred expenditure	**74**	118
Impairment losses on		
Fixed assets	**93**	–
Goodwill	**41**	–
Investment securities	**35**	–
Restructuring costs for Mainland China motor business	**58**	–
Auditors' remuneration	**7**	8
Exchange differences	**–**	10
and after crediting:		
Gross rental income	**4,625**	4,769
Less: Outgoings	**992**	1,001
Net rental income	**3,633**	3,768
Charter hire income	**991**	893
Profits on sale of jointly controlled companies	**88**	–
Profit on sale of development properties	**125**	128
Profit on sale of fixed assets	**416**	205
Exchange differences	**1**	–

3. Segment information (continued)

(a) Primary reporting format – business segments by division (continued):

Analysis of turnover

	Turnover					
	2002			2001		
	External HK$M	Inter-segment HK$M	Total HK$M	External HK$M	Inter-segment HK$M	Total HK$M
Property						
Property investment	4,678	15	4,693	4,810	18	4,828
Property trading	565	–	565	1,092	–	1,092
Sales of investment properties	555	–	555	261	–	261
Beverages	4,956	–	4,956	4,660	1	4,661
Marine Services	991	2	993	893	–	893
Trading & Industrial	3,442	41	3,483	3,453	41	3,494
Head Office	28	99	127	29	67	96
Inter-segment elimination	–	(157)	(157)	–	(127)	(127)
	15,215	–	15,215	15,198	–	15,198

Sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

Analysis of total assets and total liabilities of the group

	Property		Aviation		Beverages		Marine Services		Trading & Industrial		Head Office		Group	
	2002 HK$M	2001 HK$M	2002 HK$M	2001 HK$M	2002 HK$M	2001 HK$M	2002 HK$M	2001 HK$M	2002 HK$M	2001 HK$M	2002 HK$M	2001 HK$M	2002 HK$M	2001 HK$M
Segment assets	64,481	68,504	–	–	3,482	3,326	3,002	2,070	1,726	2,044	393	397	73,084	76,341
Jointly controlled companies	4,004	6,464	19	18	977	976	368	409	149	191	–	–	5,517	8,058
Associated companies	903	1,109	16,499	16,001	–	–	586	575	–	–	–	–	17,988	17,685
Bank deposits & securities	153	84	–	–	165	48	31	12	120	214	99	67	568	425
Total assets	69,541	76,161	16,518	16,019	4,624	4,350	3,987	3,066	1,995	2,449	492	464	97,157	102,509
Segment liabilities	6,301	5,994	–	–	731	712	126	118	454	449	239	222	7,851	7,495
Current and deferred taxation	223	123	–	–	31	36	7	8	40	42	36	24	337	233
Borrowings	11,977	14,551	–	–	1,504	1,547	1,251	711	606	416	(582)	(44)	14,756	17,181
Total liabilities	18,501	20,668	–	–	2,266	2,295	1,384	837	1,100	907	(307)	202	22,944	24,909
Minority interests	4,723	4,432	13	23	206	196	–	–	5	–	–	–	4,947	4,651
Net assets	46,317	51,061	16,505	15,996	2,152	1,859	2,603	2,229	890	1,542	799	262	69,266	72,949
Borrowings comprise														
External borrowings	242	85	–	–	1,450	1,529	4	2	116	296	12,944	15,269	14,756	17,181
Inter-segment borrowings	11,735	14,466	–	–	54	18	1,247	709	490	120	(13,526)	(15,313)	–	–
Total	11,977	14,551	–	–	1,504	1,547	1,251	711	606	416	(582)	(44)	14,756	17,181

3. Segment information (continued)

(a) Primary reporting format – business segments by division (continued):

An analysis of capital expenditure and depreciation/amortisation of the group is as follows:

	Capital expenditure		Depreciation and amortisation	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M
Property	**941**	1,042	**83**	104
Beverages	**205**	199	**305**	310
Marine Services	**1,091**	351	**119**	115
Trading & Industrial	**60**	39	**54**	57
Head Office	**14**	13	**36**	49
	2,311	1,644	**597**	635

(b) Secondary reporting format – geographical segments:

The activities of the Swire Pacific group are mainly based in Hong Kong. Ship owning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

An analysis of turnover, operating profit, segment assets and capital expenditure of the group by principal markets is outlined below:

	Turnover		Operating profit	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M
Hong Kong	**7,700**	7,746	**3,615**	3,603
Asia (excluding Hong Kong)	**3,324**	3,256	**77**	178
North America	**3,200**	3,303	**301**	274
Ship owning and operating	**991**	893	**352**	336
	15,215	15,198	**4,345**	4,391

	Segment assets		Capital expenditure	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M
Hong Kong	**65,286**	70,055	**991**	1,092
Asia (excluding Hong Kong)	**2,018**	2,239	**88**	56
North America	**2,789**	1,987	**141**	145
Ship owning and operating	**2,991**	2,060	**1,091**	351
	73,084	76,341	**2,311**	1,644

4. Directors' emoluments

	Group	
	2002 HK$M	2001 HK$M
Fees from the Company and its subsidiary companies	–	–
Other emoluments		
Salaries, allowances and benefits in kind	41	41
Retirement benefit costs	7	3
	48	44

Housing costs accounted for 33% (2001: 34%) of emoluments.

The total emoluments of the directors were within the following bands:

HK$'000	2002 Number	2001 Number
0 – 1,000	8	8
1,001 – 1,500	1	1
1,501 – 2,000	1	–
2,501 – 3,000	–	1
5,501 – 6,000	–	1
6,501 – 7,000	1	–
7,001 – 7,500	–	1
8,001 – 8,500	1	–
9,001 – 9,500	–	1
10,001 – 10,500	1	–
18,001 – 18,500	–	1
20,001 – 20,500	1	–
	14	14

Directors' fees paid or payable to the independent non-executive Directors during the year totalled HK$416,000 (2001: HK$298,000). They received no other emoluments from the Company or any of its subsidiary companies.

5. Senior management remuneration

Of the five highest paid individuals in the group, four (2001: five) of them are directors whose emoluments are disclosed in note 4. The remuneration in respect of the other one (2001: none) individual is as follows:

	Group
	2002 HK$M
Salaries, allowances and benefits in kind	6
Retirement benefit costs	1
	7

6. Net finance charges

	Group			
	2002		2001	
	HK$M	HK$M	HK$M	HK$M
Interest charged on:				
Bank loans and overdrafts		141		360
Other loans and bonds				
– wholly repayable within five years	383		410	
– not wholly repayable within five years	425		425	
		808		835
Deferred into properties under development for sale				
– subsidiary companies	(38)		(68)	
– jointly controlled companies	(67)		(267)	
		(105)		(335)
Capitalised on				
– investment properties	(205)		(255)	
– vessels	(7)		(12)	
		(212)		(267)
		632		593
Interest income on:				
Short-term deposits and bank balances	(12)		(15)	
Other loans	(73)		(85)	
		(85)		(100)
		547		493

The capitalisation rate applied to funds borrowed generally and used for the development of investment properties and properties for sale is between 1.77% and 6.56% per annum (2001: 2.31% and 9.1% per annum).

7. Share of profits less losses of jointly controlled companies

The share of profits less losses of jointly controlled companies includes an attributable loss of HK$398 million (2001: HK$312 million) arising from the provision for diminution in value of property development sites. The share of the deficit on the revaluation of investment properties is dealt with in the group property valuation reserve as set out in note 26 to the accounts.

8. Taxation

	Group			
	2002		2001	
	HK$M	HK$M	HK$M	HK$M
The taxation charge comprises:				
The Company and its subsidiary companies:				
Hong Kong – profits tax	292		213	
– deferred taxation	(2)		9	
– over-provision in respect of previous years	(15)		(2)	
		275		220
Overseas – profits tax	110		46	
– deferred taxation	2		8	
– under-provision in respect of previous years	1		37	
		113		91
		388		311
Jointly controlled companies:				
Hong Kong – profits tax	28		82	
– deferred taxation	6		–	
– over-provision in respect of previous years	(2)		–	
		32		82
Overseas – profits tax		35		23
		67		105
Associated companies:				
Hong Kong – profits tax	117		97	
– deferred taxation	58		43	
– over-provision in respect of previous years	(2)		–	
		173		140
Overseas – profits tax	103		67	
– deferred taxation	1		1	
– over-provision in respect of previous years	(9)		(22)	
		95		46
		268		186
		723		602

Hong Kong profits tax is calculated at 16.0% (2001 : 16.0%) on the estimated assessable profits for the year. Overseas tax is calculated at tax rates applicable in countries in which the group is assessable for tax.

9. Profit attributable to shareholders

Of the profit attributable to shareholders, HK$2,187 million (2001: HK$1,361 million) is dealt with in the accounts of the Company.

10. Dividends

	Company	
	2002 **HK$M**	2001 HK$M
Interim dividend paid on 2nd October 2002 of HK¢40.0 per 'A' share and HK¢8.0 per 'B' share (2001: HK¢36.0 and HK¢7.2)	**618**	559
Final proposed dividend of HK¢90.0 per 'A' share and HK¢18.0 per 'B' share (2001: HK¢76.0 and HK¢15.2)	**1,380**	1,179
	1,998	1,738

The final proposed dividend is not accounted for until it has been approved at the Annual General Meeting. The amount will be accounted for as an appropriation of the revenue reserve in the year ending 31st December 2003.

11. Earnings per share

Earnings per share are calculated by dividing the profit attributable to shareholders of HK$5,404 million (2001: HK$4,118 million) by the weighted average number of 938,809,367 'A' shares and 3,043,155,572 'B' shares in issue during the year (2001: 940,111,885 'A' shares and 3,059,301,271 'B' shares).

12. Fixed assets

	Group				Company		
	Properties HK$M	Plant and machinery HK$M	Vessels HK$M	Total HK$M	Properties HK$M	Plant and machinery HK$M	Total HK$M
Cost or valuation:							
At 31st December 2001	68,578	3,852	3,071	75,501	596	70	666
Translation differences	4	6	1	11	–	–	–
Additions	951	271	1,089	2,311	–	7	7
Disposals	(832)	(242)	(60)	(1,134)	(267)	(46)	(313)
Investment property valuation decrease during the year	(5,161)	–	–	(5,161)	–	–	–
At 31st December 2002	63,540	3,887	4,101	71,528	329	31	360
Depreciation:							
At 31st December 2001	507	2,465	1,268	4,240	116	58	174
Translation differences	–	3	–	3	–	–	–
Charge for the year	63	343	117	523	12	6	18
Impairment charge	93	–	–	93	–	–	–
Disposals	(53)	(197)	(56)	(306)	(53)	(44)	(97)
At 31st December 2002	610	2,614	1,329	4,553	75	20	95
Net book value:							
At 31st December 2002	62,930	1,273	2,772	66,975	254	11	265
At 31st December 2001	68,071	1,387	1,803	71,261	480	12	492

12. Fixed assets (continued)

(a) Fixed assets held for deployment in operating leases at 31st December were as follows:

	Group				Company	
	2002		2001		2002	2001
	Properties HK$M	Vessels HK$M	Properties HK$M	Vessels HK$M	Properties HK$M	Properties HK$M
Cost	57,033	4,101	62,036	3,071	329	596
Less: accumulated depreciation	81	1,329	121	1,268	75	116
Net book value	56,952	2,772	61,915	1,803	254	480
Depreciation charge for the year	13	117	15	113	12	12

(b) Investment properties, whether completed or in the course of development, were valued on the basis of open market value at 31st December 2002 by professionally qualified executives of Swire Properties Limited who are members of the Royal Institute of Chartered Surveyors. This valuation has been incorporated in the accounts as stated in principal accounting policy no. 5.

(c) At 31st December 2002 and 2001, none of the fixed assets were pledged as security for the group's long-term loans.

	Group				
	Investment properties		Other properties		Total
	Completed HK$M	Under development HK$M	Land HK$M	Buildings HK$M	HK$M
(d) Properties comprise:					
Cost or valuation:					
At 31st December 2001	61,406	4,473	1,043	1,656	68,578
Translation differences	–	–	2	2	4
Additions	95	828	6	22	951
Disposals	(567)	–	(177)	(88)	(832)
Transfer between categories	179	(179)	–	–	–
Valuation decrease during the year	(4,444)	(717)	–	–	(5,161)
At 31st December 2002	56,669	4,405	874	1,592	63,540
Depreciation:					
At 31st December 2001	–	–	80	427	507
Charge for the year	–	–	16	47	63
Impairment charge	–	–	93	–	93
Disposals	–	–	(24)	(29)	(53)
At 31st December 2002	–	–	165	445	610
Net book value at 31st December 2002	56,669	4,405	709	1,147	62,930

12. Fixed assets (continued)

	Group				
	Investment properties		Other properties		Total
	Completed HK$M	Under development HK$M	Land HK$M	Buildings HK$M	HK$M
(e) Tenure and valuation					
Held in Hong Kong:					
On medium-term lease (10 to 50 years):					
At cost less depreciation	–	–	156	504	660
On long-term lease (over 50 years):					
At cost less depreciation	–	–	134	35	169
At professional valuation 31st December 2002	56,669	4,405	–	–	61,074
Held outside Hong Kong:					
On short-term lease (less than 10 years):					
At cost less depreciation	–	–	5	–	5
On medium-term lease (10 to 50 years):					
At cost less depreciation	–	–	4	–	4
Freehold:					
At cost less depreciation	–	–	410	608	1,018
Net book value at 31st December 2002	56,669	4,405	709	1,147	62,930

(f) The Company's properties, with a total net book value of HK$254 million (2001: HK$480 million), include long-term and medium-term leasehold land in Hong Kong held at a net book value of HK$120 million (2001: HK$145 million) and HK$134 million (2001: HK$335 million) respectively.

13. Subsidiary companies

	Company	
	2002 HK$M	2001 HK$M
Unlisted shares at cost less provisions	**4,235**	3,695
Amounts due from subsidiary companies less provisions	**7,496**	8,114
	11,731	11,809
Amounts due to subsidiary companies	**(506)**	(304)
	11,225	11,505

The principal subsidiary companies of Swire Pacific Limited, which materially affected the results or assets of the group, are shown on pages 83 to 91.

14. Jointly controlled companies

	Group		Company	
	2002 HK$M	2001 HK$M	**2002** HK$M	2001 HK$M
Unlisted shares at cost			**356**	348
Share of net liabilities, unlisted	**(1,935)**	(1,384)		
Loans due from jointly controlled companies less provisions	**8,732**	9,783	**256**	258
Loans due to jointly controlled companies	**(1,280)**	(341)	**–**	–
	5,517	8,058	**612**	606
Dividends received and receivable by the Company and its subsidiary companies from jointly controlled companies	**392**	346	**49**	143

The principal jointly controlled companies of Swire Pacific Limited, which materially affected the results or assets of the group, are shown on pages 83 to 91.

15. Associated companies

	Group		Company	
	2002 HK$M	2001 HK$M	**2002** HK$M	2001 HK$M
Shares at cost				
– Listed in Hong Kong			**1,211**	1,211
– Unlisted			**783**	783
			1,994	1,994
Share of net assets				
– Listed in Hong Kong	**15,679**	15,189		
– Unlisted	**1,321**	1,311		
	17,000	16,500		
Unamortised goodwill on acquisition	**22**	22		
	17,022	16,522		
Loans due from associated companies less provisions	**1,122**	1,163	**–**	–
Loans due to associated companies	**(156)**	–	**–**	–
	17,988	17,685	**1,994**	1,994
Dividends received and receivable by the Company and its subsidiary companies from associated companies	**901**	1,321	**621**	1,193

(a) The market value of the shares in the listed associated companies at 31st December 2002 was HK$17,500 million (2001: HK$15,914 million).

(b) The principal associated companies of Swire Pacific Limited, which materially affected the results or assets of the group, are shown on pages 83 to 91. In addition, the abridged financial statements of Cathay Pacific Airways Limited are shown on pages 92 to 93.

16. Investment securities and long-term receivables

	Group		Company	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M
Unlisted shares	**105**	105	**8**	43
Loans advanced	**210**	220	**–**	–
Investment securities	**315**	325	**8**	43
Mortgages and other receivables	**23**	46	**1**	7
	338	371	**9**	50

17. Properties for sale

	Group	
	2002 HK$M	2001 HK$M
Completed properties for sale	**445**	291
Properties under development for sale	**1,997**	1,392
	2,442	1,683

(a) At 31st December 2002, the value of properties for sale that are carried below cost at net realisable value was HK$39 million (2001: HK$39 million).

(b) At 31st December 2002, properties for sale pledged as security for the group's long-term loans amounted to HK$381 million (2001: HK$373 million).

18. Stocks and work in progress

	Group	
	2002 HK$M	2001 HK$M
Goods for sale	**694**	862
Manufacturing materials	**163**	148
Production supplies	**65**	36
Work in progress	**10**	9
	932	1,055

At 31st December 2002, the value of stocks that are carried below cost at net realisable value was HK$4 million (2001: HK$12 million).

19. Trade and other receivables

	Group		Company	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M
Trade debtors	**973**	1,167	**2**	4
Amounts due from intermediate holding companies	**–**	29	**–**	28
Amounts due from fellow subsidiary companies	**3**	–	**–**	–
Amounts due from subsidiary companies	**–**	–	**97**	66
Amounts due from jointly controlled companies	**21**	23	**–**	–
Amounts due from associated companies	**7**	27	**–**	–
Other receivables	**1,142**	553	**429**	9
	2,146	1,799	**528**	107

At 31st December 2002, the aged analysis of trade debtors was as follows:

	Group		Company	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M
Under three months	**888**	991	**2**	4
Between three and six months	**60**	146	**–**	–
Over six months	**25**	30	**–**	–
	973	1,167	**2**	4

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses which they operate. Aged analyses of debtors are prepared and closely monitored in order to minimise any credit risk associated with receivables.

20. Trade and other payables

	Group		Company	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M
Trade creditors	**408**	534	**–**	–
Amounts due to ultimate holding company	**–**	54	**–**	–
Amounts due to intermediate holding companies	**102**	47	**8**	31
Amounts due to jointly controlled companies	**15**	12	**–**	–
Amounts due to associated companies	**10**	7	**–**	–
Other payables	**7,095**	6,745	**153**	101
	7,630	7,399	**161**	132

At 31st December 2002, the aged analysis of trade creditors was as follows:

	Group		Company	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M
Under three months	**391**	510	**–**	–
Between three and six months	**9**	20	**–**	–
Over six months	**8**	4	**–**	–
	408	534	**–**	–

21. Perpetual Capital Securities

The Perpetual Capital Securities, US$300 million each and bearing cumulative interest at 9.33% and 8.84% per annum, were issued by two wholly-owned subsidiaries (the 'Issuers') on 23rd October 1996 and 6th May 1997 respectively. They have no scheduled maturity but are redeemable at the option of the Company or the respective Issuer either (i) at any time on or after 30th October 2006 and 13th May 2017 respectively or (ii) at any time upon amendment or imposition of certain taxes and, in any case, become due in the event of the Company's or the respective Issuer's winding up. The Perpetual Capital Securities are unconditionally and irrevocably guaranteed, on a subordinated basis, by the Company.

22. Long-term loans and bonds

	Group		Company	
	2002 HK$M	2001 HK$M	**2002** HK$M	2001 HK$M
Bank loans (secured):				
Repayable within one year	**54**	–	**–**	–
Repayable between one and two years	**–**	77	**–**	–
Repayable between two and five years	**181**	–	**–**	–
Bank loans (unsecured):				
Repayable within one year	**–**	242	**–**	–
Repayable between one and two years	**–**	56	**–**	–
Repayable between two and five years	**1,822**	3,100	**–**	–
Repayable after five years	**–**	18	**–**	–
Other borrowings (unsecured):				
Repayable within one year	**3,053**	1,506	**890**	–
Repayable between one and two years	**2,821**	3,053	**2,321**	891
Repayable between two and five years	**500**	3,321	**–**	2,321
	8,431	11,373	**3,211**	3,212
Amount due within one year included under current liabilities	**(3,107)**	(1,748)	**(890)**	–
	5,324	9,625	**2,321**	3,212

Borrowings other than bank loans are repayable on various dates up to 2006 at interest rates from 1.75% to 8.5% per annum (2001: 2.26% to 8.5% per annum).

23. Deferred taxation

	Group		Company	
	2002 HK$M	2001 HK$M	**2002** HK$M	2001 HK$M
The deferred taxation provision comprises timing differences arising from:				
– the different taxation and accounting treatment of fixed assets	**12**	21	**10**	10
– other timing differences	**26**	3	**14**	–
	38	24	**24**	10

At the balance sheet date, there were unprovided deferred taxation liabilities/(assets) which comprised the following timing differences:

	Group		Company	
	2002 HK$M	2001 HK$M	**2002** HK$M	2001 HK$M
Accelerated depreciation allowances	**171**	106	**–**	–
Tax losses	**(47)**	(52)	**–**	–
Others	**(114)**	(94)	**–**	–
	10	(40)	**–**	–

24. Retirement benefits

The group operates various retirement benefit plans providing resignation and retirement benefits to staff. Most retirement benefit plans for staff employed on expatriate terms are contributory, whilst most plans for locally-engaged employees are non-contributory. The assets of the plans are administered by independent trustees and are maintained independently of the group's finances. The majority of the plans are of the defined benefit type and contributions to such plans are made in accordance with the funding rates recommended by independent qualified actuaries to ensure that the plans will be able to meet their liabilities as they become due. All employees engaged outside Hong Kong are covered by appropriate local arrangements.

A mandatory provident fund scheme (MPF) was established in Hong Kong under the MPF Ordinance in December 2000. Since the Company has obtained exemption for its existing retirement schemes, all staff were offered the choice of switching to the MPF scheme or staying in existing schemes. Where staff elected to join the MPF, both the Company and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution.

Total retirement benefit costs recognised in the profit and loss account for the year ended 31st December 2002 amounted to HK$83 million (2001: HK$76 million), including HK$10 million (2001: HK$9 million) in respect of defined contribution plans.

Defined benefit plans are valued by independent qualified actuaries annually using the projected unit credit method. Principal plans in Hong Kong are valued by Watson Wyatt Hong Kong Limited and HSBC Life (International) Limited, whilst the plan in the United States is valued by Watson Wyatt Worldwide. In addition, the group operates a post-employment health care and life insurance benefit plan for certain retired employees in the United States. The method of accounting and the frequency of valuations in respect of these benefits are similar to those used for defined benefit plans.

As noted in the principal accounting policy no. 19, the group implemented the new HK SSAP 34 for defined benefit plans with effect from 1st January 2002.

(a) The amounts recognised in the consolidated balance sheet are as follows:

	2002			
	Group			Company
	Defined benefit plans HK$M	Other post-employment benefits HK$M	Total HK$M	Defined benefit plans HK$M
Present value of funded obligations	1,017	–	1,017	38
Fair value of plan assets	(874)	–	(874)	(104)
	143	–	143	(66)
Present value of unfunded obligations	–	58	58	–
Net unrecognised actuarial losses	(187)	(32)	(219)	(24)
Unrecognised past service costs	4	–	4	–
Net retirement benefit liabilities/(assets)	(40)	26	(14)	(90)
Represented by:				
Retirement benefit assets	(128)	–	(128)	(90)
Retirement benefit liabilities	88	26	114	–
	(40)	26	(14)	(90)

(b) Movements in the net retirement benefit liabilities/(assets) are as follows:

	2002			
	Group			Company
	Defined benefit plans HK$M	Other post-employment benefits HK$M	Total HK$M	Defined benefit plans HK$M
At 1st January	–	–	–	–
Liabilities reclassified from other payables	74	24	98	–
Net transitional surplus recognised upon initial adoption of HK SSAP 34	(83)	–	(83)	(89)
Contributions paid	(99)	(3)	(102)	–
Net expenses recognised in the consolidated profit and loss account	68	5	73	(1)
At 31st December	(40)	26	(14)	(90)

24. Retirement benefits (continued)

(c) Net expenses recognised in the consolidated profit and loss account are as follows:

	2002		
	Group		
	Defined benefit plans HK$M	Other post-employment benefits HK$M	Total HK$M
Current service cost	79	1	80
Interest cost	61	3	64
Expected return on plan assets	(73)	-	(73)
Past service costs recognised	1	1	2
	68	5	73

The net expenses were included in administrative expenses in the consolidated profit and loss account.

Actual loss on plan assets	71	–	71

(d) The principal actuarial assumptions used are as follows:

	2002	
	Group	
	Defined benefit plans	Other post-employment benefits
Discount rate	4% – 7%	6.75%
Expected rate of return on plan assets	3.25% – 8%	N/A
Expected rate of future salary increases	Nil – 4.5%	N/A
Expected rate of increase in cost of covered health care benefits	N/A	5.5%

25. Share capital

	Company				
	'A' shares of HK$0.60 each	'B' shares of HK$0.12 each	'A' shares HK$M	'B' shares HK$M	Total HK$M
Authorised:					
At 31st December 2002 and 2001	1,140,000,000	3,600,000,000	684	432	1,116
Issued and fully paid:					
At 31st December 2001	940,111,885	3,059,301,271	564	367	931
Less: Shares repurchased and cancelled	7,804,000	55,815,000	5	6	11
At 31st December 2002	932,307,885	3,003,486,271	559	361	920

Except for voting rights, which are equal, the entitlements of 'A' and 'B' shareholders are in the proportion 5 to 1.

During the year, the Company repurchased on the Hong Kong stock exchange a total of 7,804,000 'A' shares of HK$0.60 each and 55,815,000 'B' shares of HK$0.12 each of the Company, at an aggregate consideration of HK$540 million. All the shares repurchased were subsequently cancelled. An amount equal to the nominal value of the shares cancelled was transferred from revenue reserve to the capital redemption reserve as disclosed in note 26. No shares were repurchased and cancelled during 2001.

26. Reserves

	Revenue reserve HK$M	Property valuation reserve HK$M	Share premium account HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
Company							
At 31st December 2000	10,490	–	342	21	–	–	10,853
Profit for the year	1,361	–	–	–	–	–	1,361
2000 Final dividend	(1,179)	–	–	–	–	–	(1,179)
2001 Interim dividend (note 10)	(559)	–	–	–	–	–	(559)
At 31st December 2001	10,113	–	342	21	–	–	10,476
At 31st December 2001							
– as originally stated	10,113	–	342	21	–	–	10,476
– change in accounting policy for retirement benefits (note (d))	75	–	–	–	–	–	75
– as restated	10,188	–	342	21	–	–	10,551
Profit for the year	2,187	–	–	–	–	–	2,187
Repurchase of Company's shares							
– premium paid on repurchase	(529)	–	–	–	–	–	(529)
– transfer between reserves	(11)	–	–	11	–	–	–
2001 Final dividend (note 10)	(1,179)	–	–	–	–	–	(1,179)
2002 Interim dividend (note 10)	(618)	–	–	–	–	–	(618)
At 31st December 2002	10,038	–	342	32	–	–	10,412
Group							
At 31st December 2000	39,077	35,735	342	21	445	872	76,492
Profit for the year	4,118	–	–	–	–	–	4,118
2000 Final dividend	(1,179)	–	–	–	–	–	(1,179)
2001 Interim dividend (note 10)	(559)	–	–	–	–	–	(559)
Goodwill reinstated on disposal of subsidiary and jointly controlled companies	163	–	–	–	–	–	163
Decrease in property valuation arising during the year	–	(6,137)	–	–	–	–	(6,137)
Share of deficit on revaluation of investment properties held by jointly controlled companies (note (e))	–	(665)	–	–	–	–	(665)
Revaluation surplus on investment properties transferred to operating profit on disposal	–	(181)	–	–	–	–	(181)
Exchange differences on cash flow hedges							
– recognised during the year	–	–	–	–	–	564	564
– transferred to profit and loss account	–	–	–	–	–	(250)	(250)
Revaluation deficit on investment securities recognised during the year	–	–	–	–	(104)	–	(104)
Revaluation surplus on investment securities transferred to operating profit on disposal	–	–	–	–	(207)	–	(207)
Exchange differences	(37)	–	–	–	–	–	(37)
At 31st December 2001	41,583	28,752	342	21	134	1,186	72,018

26. Reserves (continued)

	Revenue reserve HK$M	Property valuation reserve HK$M	Share premium account HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
Group							
At 31st December 2001							
– as originally stated	41,583	28,752	342	21	134	1,186	72,018
– change in accounting policy for retirement benefits (note (d))	(124)	–	–	–	–	–	(124)
– as restated	41,459	28,752	342	21	134	1,186	71,894
Profit for the year	5,404	–	–	–	–	–	5,404
Repurchase of Company's shares							
– premium paid on repurchase	(529)	–	–	–	–	–	(529)
– transfer between reserves	(11)	–	–	11	–	–	–
2001 Final dividend (note 10)	(1,179)	–	–	–	–	–	(1,179)
2002 Interim dividend (note 10)	(618)	–	–	–	–	–	(618)
Goodwill reinstated							
– on disposal of associated companies	22	–	–	–	–	–	22
– upon impairment	93	–	–	–	–	–	93
Decrease in property valuation arising during the year	–	(5,367)	–	–	–	–	(5,367)
Share of deficit on revaluation of investment properties held by jointly controlled companies (note (e))	–	(41)	–	–	–	–	(41)
Revaluation surplus on investment properties transferred to operating profit on disposal	–	(452)	–	–	–	–	(452)
Exchange differences on cash flow hedges							
– recognised during the year	–	–	–	–	–	(600)	(600)
– transferred to the profit and loss account	–	–	–	–	–	(333)	(333)
Revaluation surplus on investment securities recognised during the year	–	–	–	–	49	–	49
Exchange differences	3	–	–	–	–	–	3
At 31st December 2002	44,644	22,892	342	32	183	253	68,346

The group revenue reserve includes accumulated losses from jointly controlled companies amounting to HK$2,605 million (2001: HK$2,276 million) and retained revenue reserves from associated companies amounting to HK$14,754 million (2001: HK$13,319 million).

(a) Distributable reserves of the Company at 31st December 2002 amounted to HK$10,038 million (2001: HK$10,113 million).

(b) The revenue reserve includes HK$1,380 million (2001: HK$1,179 million) representing the proposed final dividend for the year (note 10).

(c) As set out in principal accounting policy no. 4 (iv), the cash flow hedge reserve relates to exchange differences on borrowings, lease obligations, currency derivatives and related security deposits of the Cathay Pacific Group which are arranged in foreign currencies such that repayment can be met by anticipated operating cash flows. Had HK SSAP 11 been adopted, there would have been no financial impact on the Swire Pacific group's assets, liabilities and cash flows. HK$253 million (2001: HK$1,186 million) would have been included in Swire Pacific group's revenue reserve rather than the cash flow hedge reserve and the Swire Pacific group's profit and loss account for year ended 31st December 2002 would have decreased by HK$933 million (2001: increased by HK$314 million).

(d) Details of the change in accounting policy for retirement benefits are set out in principal accounting policies no. 19 and note 24 to the accounts.

(e) This represents the group's share of the deficits arising on the revaluation of investment properties held by the group's jointly controlled companies.

27. Contingencies and commitments

	Group		Company	
	2002 HK$M	2001 HK$M	**2002** HK$M	2001 HK$M
(a) Outstanding commitments for capital expenditure at the year end:				
Contracted for but not provided for in the accounts	**2,129**	1,915	**–**	–
Authorised by Directors but not contracted for	**499**	1,405	**–**	–
(b) Outstanding commitments for capital expenditure at the year end (included in (a) above) relating to the group's interest in jointly controlled companies:				
Contracted for but not provided for in the accounts	**692**	–	**–**	–
(c) In addition, the group's share of the capital commitments of its jointly controlled companies at the year end (not included in (a) above):				
Contracted for but not provided for in the accounts	**48**	2	**–**	–
Authorised by Directors but not contracted for	**18**	34	**–**	–
(d) Guarantees have been given in respect of bank loans and other liabilities outstanding at 31st December amounting to:				
Subsidiary companies	**–**	–	**11,769**	14,095
Jointly controlled companies	**1,211**	1,226	**1,211**	1,226
Third parties	**143**	134	**–**	–
	1,354	1,360	**12,980**	15,321

28. Operating lease arrangements

The group acts as both lessor and lessee under operating leases. Details of the group's commitments under non-cancellable operating leases are set out as follows:

(a) Lessor

The group leases out land and buildings and vessels under operating leases. The leases for land and buildings typically run for a period of three to six years. The turnover related rental income received during the year amounted to HK$68 million (2001: HK$65 million). The leases for vessels typically run for an initial period of six months to five years with an option to renew the lease after that date, at which time all terms are renegotiated.

At 31st December, the future aggregate minimum lease payments under non-cancellable operating leases receivable by the group were as follows:

	Group		Company	
	2002 HK$M	2001 HK$M	**2002** HK$M	2001 HK$M
Land and buildings:				
Not later than one year	**2,934**	3,182	**16**	13
Later than one year but not later than five years	**3,893**	4,645	**6**	6
Later than five years	**292**	433	**–**	–
	7,119	8,260	**22**	19
Vessels:				
Not later than one year	**413**	379	**–**	–
Later than one year but not later than five years	**231**	335	**–**	–
	644	714	**–**	–
	7,763	8,974	**22**	19

28. Operating lease arrangements (continued)

(b) Lessee

The group leases land and buildings, vessels and other equipment under operating leases. These leases typically run for an initial period of one to nine years with an option to renew the lease after that date, at which time all terms are renegotiated. The turnover related rentals paid during the year amounted to HK$3 million (2001: HK$3 million).

At 31st December, the future aggregate minimum lease payments under non-cancellable operating leases payable by the group were as follows:

	Group	
	2002 **HK$M**	2001 HK$M
Land and buildings:		
Not later than one year	**88**	81
Later than one year but not later than five years	**97**	90
Later than five years	**4**	9
	189	180
Vessels:		
Not later than one year	**9**	9
Other equipment:		
Not later than one year	**17**	17
Later than one year but not later than five years	**–**	3
	17	20
	215	209

The Company did not have any material operating lease commitments at 31st December 2002 and 2001.

29. Related party transactions

There are agreements for services, in respect of which John Swire & Sons Limited provides services to various companies in the group and under which costs are reimbursed and fees are payable. The counterparty was John Swire & Sons Limited ("JS&S") until 30th June 2002 and has been John Swire & Sons (HK) Limited, a wholly-owned subsidiary of JS&S, since 1st July 2002. Service fees are calculated as 2.5% (2001: 2.5%) of the relevant company's consolidated profit before tax, extraordinary items and minority interests, adjusted by disregarding any profits and losses on sale of fixed assets and from jointly controlled and associated companies but adding back the dividends receivable from these companies. For the year ended 31st December 2002, those fees amounted to HK$121 million (2001: HK$99 million) and expenses of HK$80 million (2001: HK$82 million) were reimbursed at cost.

The following is a summary of other significant transactions between the group and related parties, in addition to those disclosed elsewhere in the accounts, which were carried out in the normal course of the group's business:

		Jointly controlled companies		Associated companies		Fellow subsidiaries		Intermediate holding company	
	Notes	**2002** **HK$M**	2001 HK$M	**2002** **HK$M**	2001 HK$M	**2002** **HK$M**	2001 HK$M	**2002** **HK$M**	2001 HK$M
Revenue from sales of goods and rendering of services	(a)	**30**	31	**12**	12	**–**	–	**5**	4
Purchases of goods and services	(a)	**202**	188	**43**	34	**9**	5	**–**	–
Rental revenue	(b)	**10**	10	**4**	4	**6**	7	**43**	39
Interest income	(c)	**5**	38	**19**	40	**–**	–	**–**	–
Interest charges	(c)	**7**	12	**–**	–	**–**	–	**–**	–

None of the above related party transactions constitutes a discloseable connected transaction as defined in the Listing Rules.

Amounts due to and due from the ultimate holding company and intermediate holding company at 31st December 2002 are disclosed in notes 19 and 20. These balances arise in the normal course of business, are non-interest-bearing and have no fixed settlement dates.

Notes

(a) Sales and purchases of goods and rendering of services to and from related parties were conducted in the normal course of business at prices and terms no less than those charged to/by and contracted with other third party customers/suppliers of the group.

(b) The Swire Properties group has, in the normal course of its business, entered into lease agreements with related parties to lease premises for varying periods up to six years. The leases were entered into on normal commercial terms.

(c) Loans advanced to jointly controlled and associated companies and loans due to jointly controlled and associated companies at 31st December 2002 are disclosed in notes 14 and 15 respectively. Quasi-equity loans are non-interest-bearing whilst other loans bear interest at market rates. These loans have no fixed settlement dates.

30. Notes to the consolidated cash flow statement

	Group 2002 HK$M	Group 2001 HK$M
(a) Reconciliation of operating profit to cash generated from operations		
Operating profit	4,345	4,391
Depreciation	523	517
Profit on disposal of fixed assets	(416)	(205)
Amortisation of deferred expenditure	74	118
Impairment losses on:		
Fixed assets	93	–
Goodwill	41	–
Investment securities	35	–
Profit on sale of jointly controlled companies	(88)	–
(Increase)/decrease in properties for sale	(692)	343
Decrease/(increase) in stocks and work in progress	123	(217)
Decrease in trade and other receivables	94	100
Increase/(decrease) in trade and other payables	393	(993)
Other items not involving cash flow	(63)	15
Cash generated from operations	4,462	4,069
(b) Analysis of fixed assets purchased		
Investment properties	717	755
Other properties	28	40
Plant and machinery and vessels	1,354	582
Purchase of fixed assets	2,099	1,377

The above figures do not include interest capitalised on fixed assets.

(c) Analysis of changes in financing during the year

	Group: Loans, bonds and perpetual capital securities 2002 HK$M	Group: Loans, bonds and perpetual capital securities 2001 HK$M	Group: Minority interests 2002 HK$M	Group: Minority interests 2001 HK$M
At 1st January	16,015	15,328	4,651	5,203
Net cash (outflow)/inflow from financing	(2,940)	696	(175)	(327)
Minority interests in property valuation reserve	–	–	158	(366)
Minority interests' share of profits less losses	–	–	385	360
Dividends paid and proposed	–	–	(105)	(218)
Non-cash movements	10	(9)	33	(1)
At 31st December	13,085	16,015	4,947	4,651

31. Ultimate holding company

The ultimate holding company is John Swire & Sons Limited, a company incorporated in the United Kingdom.

1. Basis of accounting

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA") with the exception of the recognition of exchange differences on certain long-term liabilities in Cathay Pacific as explained in accounting policy no. 4 below. In the view of the Directors, this departure is necessary to show a true and fair view. The accounts have been prepared under the historical cost convention as modified by the revaluation of certain investment properties and investments in securities.

In the current year, the group adopted the following Statements of Standard Accounting Practice ("HK SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after 1st January 2002:

HK SSAP 1 (revised) : Presentation of financial statements

HK SSAP 11 (revised) : Foreign currency translation (with the exception as explained in accounting policy no. 4)

HK SSAP 15 (revised) : Cash flow statements

HK SSAP 34 : Employee benefits

Certain presentational changes have been made upon the adoption of HK SSAP 1 (revised) and HK SSAP 15 (revised). The effects of adopting the other new standards are set out in the accounting policies below.

2. Basis of consolidation

The consolidated accounts of the group incorporate the accounts of Swire Pacific Limited and all its subsidiary companies made up to 31st December. Subsidiary companies are those entities in which the group controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiary companies are included in the consolidated profit and loss account and minority interests therein are deducted from the consolidated profit after taxation. Results attributable to subsidiary company interests acquired or disposed of during the year are included from the date of acquisition or to the date of disposal as applicable.

All significant intercompany transactions and balances within the group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary, jointly controlled or associated company represents the difference between the proceeds of the sale and the group's share of its net assets together with any goodwill or negative goodwill which was not previously amortised in the consolidated profit and loss account or which has previously been written off against the revenue reserve.

Minority interests in the balance sheet comprise the outside shareholders' proportion of the net assets of subsidiary companies.

In the Company's balance sheet the investments in subsidiary companies are stated at cost less provision for any impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

3. Jointly controlled and associated companies

Jointly controlled companies are those companies held for the long term, over which the group is in a position to exercise joint control with other venturers in accordance with contractual arrangements, and where none of the participating parties has unilateral control over the economic activity of the joint venture. Associated companies are those companies, not being subsidiary companies, in which the group has a substantial long-term interest in the equity voting rights, and over which the group is in a position to exercise significant influence.

3. Jointly controlled and associated companies (continued)

The results of jointly controlled and associated companies are accounted for by the Company on the basis of dividends received and receivable. The consolidated profit and loss account includes the group's share of results of jointly controlled and associated companies for the year. Valuation changes arising on group investment properties held in jointly controlled companies are treated in accordance with principal accounting policy no. 5 – Valuation of investment properties. In the Company's balance sheet, investments in jointly controlled and associated companies are stated at cost less provisions for any impairment losses. In the consolidated balance sheet, the investment in jointly controlled and associated companies represents the group's share of net assets and goodwill (net of accumulated amortisation) on acquisition.

4. Translation of foreign currencies

(i) Transactions in foreign currencies entered into during the year are translated at the market rates or forward contract rates ruling at the relevant transaction dates. With the exception of the Perpetual Capital Securities as set out in (iii) below, monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases, with the exception of note (iv) below, are dealt with in the profit and loss account.

(ii) The balance sheets of subsidiary, jointly controlled and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at average rate. Unrealised differences on net investments in foreign subsidiary, jointly controlled and associated companies (including intra-group balances of an equity nature) and related long-term liabilities are taken directly to reserves. In prior years, the profit and loss accounts of foreign enterprises were translated at exchange rates ruling at the balance sheet date. Following a change in accounting policy due to the revision of HK SSAP 11 "Foreign currency translation", the profit and loss accounts of foreign enterprises in prior years have not been restated as the effect of this change is not material.

(iii) The group's two issues of Perpetual Capital Securities, which were issued by wholly-owned subsidiary companies (the 'Issuers'), are denominated in US dollars and have no scheduled maturity. They are, however, redeemable at the Company's or the respective Issuer's option either (a) on or after 30th October 2006 and 13th May 2017 respectively or (b) at any time upon amendment or imposition of certain taxes and, in any case, become due in the event of the Company's or the respective Issuer's winding-up. Since it is not the present intention of the group that these Perpetual Capital Securities will be redeemed, they are valued at historical exchange rates.

(iv) In order to reduce its exposure to exchange rate fluctuations on future operating cash flows, the Cathay Pacific Group arranges its borrowings and leasing obligations in foreign currencies such that repayments can be met by anticipated operating cash flows. In addition the Cathay Pacific Group takes out currency derivatives to hedge anticipated cash flows. Any unrealised exchange differences on these borrowings, leasing obligations, currency derivatives and on related security deposits are recognised directly in equity. These exchange differences are included in the profit and loss account as an adjustment to revenue in the same period or periods during which the hedged transaction affects the net profit and loss.

Although this complies with International Accounting Standards, it does not comply with HK SSAP 11 which requires that all such exchange differences are charged to the profit and loss account immediately. The effect of this departure from HK SSAP 11 is set out in note 26 to the accounts.

4. Translation of foreign currencies (continued)

The treatment of exchange differences on foreign currency operating cash flow hedges adopted by the Company is supported by that element of International Accounting Standards which deals with accounting for hedge transactions. In the opinion of the Directors, this treatment fairly reflects the effects of the Cathay Pacific Group's foreign currency cash flow hedge arrangements. The matching of foreign currency cash flows is a key risk management tool for Cathay Pacific Group's airline operations. The appropriateness of continuing this treatment is assessed regularly, taking into consideration the latest operating cash flow projections of each currency. The Directors consider that the immediate recognition of all such exchange fluctuations in the profit and loss account could materially distort year-on-year results and conclude that the adopted treatment gives a true and fair view of the financial position, financial performance and cash flows of the Cathay Pacific Group.

5. Valuation of investment properties

Investment properties, whether complete or in the course of development, are valued at intervals of not more than three years by independent valuers; in each of the intervening years valuations are undertaken by professionally qualified executives of the group. The valuations are on an open market basis, related to individual properties, and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuations are credited to the property valuation reserve; decreases are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited. Upon sale of a revalued investment property the revaluation surplus is transferred to operating profit.

6. Fixed assets and depreciation

Fixed assets, other than investment properties, are carried at cost less accumulated depreciation and accumulated impairment losses. Changes in the value of investment properties reflecting market conditions, depreciation and other factors are incorporated in the annual accounts on the basis set out in principal accounting policy no. 5. With the exception of land included in investment properties and freehold land, all other leasehold land is depreciated over the remaining period of the relevant lease. Other fixed assets are depreciated at rates sufficient to write off their original cost to estimated residual values over their anticipated useful lives in the following manner:

Other properties	2% to 5% per annum
Plant and machinery	7% to 34% per annum
Vessels	4% to 7% per annum

The expected useful lives and residual values of all fixed assets are regularly reviewed to take into account operational experience and changing circumstances.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

7. Goodwill

Goodwill arising on consolidation represents the excess of cost of acquisition of subsidiary, jointly controlled and associated companies over the group's share of the fair value ascribed to the separable net assets at the date of acquisition. Goodwill arising on or after 1st January 2001 is capitalised in the balance sheet as a separate asset or included within investment in jointly controlled and associated companies, and is amortised to the profit and loss account on a straight-line basis over its estimated useful economic life. Goodwill arising from acquisitions before 1st January 2001 was written off against revenue reserve. Any impairment of such goodwill is recognised in the profit and loss account.

8. Investments in securities

(i) Held-to-maturity securities

Held-to-maturity securities are stated in the balance sheet at cost adjusted for any discount or premium amortised to date. The discount or premium is amortised over the period to maturity and included as interest income or expense in the profit and loss account. Provision is made when there is a diminution in value which is considered to be other than temporary.

The carrying amounts of held-to-maturity securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised in the profit and loss account.

(ii) Investment securities

Investment securities are stated at fair value and any change in fair value is recognised in the investment revaluation reserve. On disposal, or if there is evidence that the value of the investment is impaired, the relevant cumulative gain or loss on the investment is transferred from the investment revaluation reserve to the profit and loss account.

Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments are written back in the profit and loss account when the circumstances and events leading to the impairment cease to exist.

9. Deferred expenditure

Deferred expenditure is amortised over periods of up to ten years.

10. Stocks and work in progress

Stocks are stated at the lower of cost and net realisable value. Cost represents average unit cost and net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses. Work in progress comprises direct material and labour costs and an appropriate proportion of overhead expenses less provisions for foreseeable losses.

11. Properties under development for sale

Properties under development for sale are included under current assets and comprise land at cost, construction costs, interest charges and profit taken to date, less sales instalments received and receivable and provisions for possible losses.

When a development property in Hong Kong is sold in advance of completion, profit is recognised over the course of the development and is computed each year as a proportion of the total estimated profit to completion; the proportion used being the lower of the proportion of construction costs incurred at the balance sheet date to estimated total construction costs and the proportion of sales proceeds received and receivable at the balance sheet date to total sales proceeds. Sales proceeds due on completion are accounted for as receivables if the occupation permit has been issued and the development is substantially complete.

Where purchasers fail to pay the balance of the purchase price on completion and the company exercises its entitlement to resell the property, sales deposits received in advance of completion which are forfeited are credited to operating profit; any profits recognised up to the date of completion are written back.

12. Accounts receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

13. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand, amounts repayable on demand from banks and financial institutions and short-term liquid investments which were within three months of maturity when acquired, less advances from banks and financial institutions repayable within three months from the date of the advance.

14. Borrowing costs

Interest costs incurred are charged to the profit and loss account except for those interest charges attributable to the acquisition, construction or production of qualifying assets (i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale) are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

15. Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

16. Deferred taxation

Provision is made for deferred taxation at current rates of taxation in respect of material timing differences except where it is considered that no liability will arise in the foreseeable future.

17. Revenue recognition

Sales are recognised as revenue upon delivery of goods and provision of services. Revenue for properties under development for sale is recognised as set out in principal accounting policy no. 11. Rental income and interest income are recognised on an accruals basis.

18. Related parties

Related parties are individuals and companies, including subsidiary, jointly controlled and associated companies, where the individual, company or group has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

19. Retirement benefits

The group operates a number of defined benefit and defined contribution retirement benefit schemes for its employees, the assets of which are generally held in separate trustee - administered funds. The schemes are generally funded by payments from the relevant group companies and, in some cases, employees themselves, taking account of the recommendations of independent qualified actuaries.

The group's contributions to the defined contribution schemes are charged to the profit and loss account in the period to which the contributions relate.

For defined benefit schemes, retirement benefit costs are assessed using the projected unit credit method. Under this method, the cost of providing retirement benefits is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans on an annual basis. The retirement benefit obligation is measured as the present value of the estimated future cash outflows using market yields on Exchange Fund Notes which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses, to the extent that the amount is in excess of 10% of the greater of the present value of the defined benefit obligations and the fair value of the plan assets, are recognised over the expected average remaining service lives of the employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

In previous years, retirement benefit costs in respect of the defined benefit schemes were charged to the profit and loss account based on actuarial determinations of contributions payable in that year, using the attained age normal method. The adoption of the new HK SSAP 34 "Employee benefits" in 2002 represents a change in accounting policy. As a result of this change, the opening revenue reserve at 1st January 2002 has been decreased by HK$124 million. Comparatives have not been restated.

20. Segment reporting

In accordance with the group's internal financial reporting, the group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Showing proportion of capital owned at 31st December 2002

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Property Division					
Subsidiary companies:					
Incorporated in Hong Kong:					
Aldrich Bay East Limited	100	–	100	1,000 shares of HK$1	Property investment
Braemar West Limited	100	–	100	1,000 shares of HK$1	Property trading
Cathay Limited	100	–	100	807 shares of HK$10	Property investment
Cityplaza Holdings Limited	100	–	100	100 shares of HK$10	Property investment
Coventry Estates Limited	100	–	100	4 shares of HK$10	Property investment
Festival Walk Holdings Limited	50	–	50	100,000 shares of HK$10	Property investment
	100	–	100	1 special rights redeemable preference share of HK$10	
Harbour Heights (Management) Limited	100	–	100	2 shares of HK$1	Estate management
Hixburg Limited	80	–	80	100 shares of HK$10	Property trading and investment
Island Land (Management) Limited	100	–	100	2 shares of HK$1	Estate management
Island Place (Management) Limited	100	–	100	2 shares of HK$10	Estate management
Lei King Wan (Management) Limited	100	–	100	2 shares of HK$1	Estate management
Les Saisons (Management) Limited	100	–	100	2 shares of HK$10	Estate management
Massrich Investment Limited	100	–	100	2 shares of HK$1	Property trading and investment
One Queen's Road East Limited	100	–	100	2 shares of HK$1	Property investment
Oriental Landscapes Limited	100	–	100	50,000 shares of HK$10	Landscaping services
Pacific Place Holdings Limited	100	–	100	2 shares of HK$1	Property investment
Park Vale (Management) Limited	100	–	100	2 shares of HK$1	Estate management
Redhill Properties Limited	100	–	100	250,000 shares of HK$1	Property investment
Robinson Place (Management) Limited	100	–	100	2 shares of HK$10	Estate management
StarCrest (Management) Limited	100	–	100	2 shares of HK$10	Estate management
Sunningdale (Management) Limited	100	–	100	2 shares of HK$10	Estate management
Swire Properties (Finance) Limited	100	–	100	100 shares of HK$1	Financial services
Swire Properties Investments Limited	100	–	100	15,000,000 shares of HK$1	Property investment
Swire Properties Limited	100	100	–	612,036,542 shares of HK$1	Holding company
Swire Properties Management Limited	100	–	100	2 shares of HK$10	Property management
Swire Properties Projects Limited	100	–	100	2 shares of HK$1	Project management
Swire Properties Real Estate Agency Limited	100	–	100	2 shares of HK$10	Real estate agency
TaiKoo Place Holdings Limited	100	–	100	2 shares of HK$1	Property investment
Taikoo Shing (Management) Limited	100	–	100	2 shares of HK$1	Estate management
The Albany Management Limited	100	–	100	2 shares of HK$10	Estate management
The Floridian (Management) Limited	100	–	100	2 shares of HK$10	Estate management
Westlands Court (Management) Limited	100	–	100	2 shares of HK$1	Estate management
Zarrinbad Limited	100	–	100	2 shares of HK$10	Investment holding

Notes

1. *This table lists the principal subsidiary, jointly controlled and associated companies of the group which, in the opinion of the Directors, materially contribute to the net income of the group or hold a material portion of the assets, or liabilities of the group. To give full details of these companies would, in the opinion of the Directors, result in particulars of excessive length.*
2. *Unless otherwise stated, the principal country of operation of each subsidiary is the same as its country of incorporation. The activities of ship owning and operating are international, and are not attributable to a principal country of operation.*
3. ** Group interest held through jointly controlled and associated companies.*
4. *° Companies not audited by PricewaterhouseCoopers. These companies account for approximately 25.5% of attributable net assets at 31st December 2002.*

Showing proportion of capital owned at 31st December 2002

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Property Division					
Subsidiary companies:					
Incorporated in the United States:					
Courts Realty Sales Inc.	100	–	100	1,000 shares of US¢1	Real estate agency
Swire Pacific Holdings Inc. (see also Beverages division)	100	–	100	6,950.28 shares of US$1	Property development and manufacture and sale of non-alcoholic beverages
Swire Brickell Key Realty Inc.	100	–	100	1,000 shares of US¢1	Real estate agency
Swire Brickell Three Inc.	100	–	100	1,000 shares of US¢1	Property trading
Incorporated in the British Virgin Islands:					
Honour Star Development Co. Ltd.	100	–	100	1 share of US$1	Investment holding
Swire and Island Communication Developments Limited	60	–	60	100 shares of HK$10	Property trading and investment
Incorporated in the Cayman Islands:					
Swire Properties Offshore Financing Limited	100	–	100	1 share of US$1	Financial services
Jointly controlled companies:					
Incorporated in Hong Kong:					
Calm Seas Project Management Limited °	50	–	*	2 shares of HK$1	Project management
Hareton Limited	50	–	50	100 shares of HK$10	Property trading
Newfoundworld Limited	20	–	*	200,000 shares of HK$10	Property trading
Uttoxeter Limited	50	–	50	100 shares of HK$10	Property trading
Incorporated in Mainland China:					
(Contractual joint venture)					
Taikoo Hui (Guangzhou) Development Co. Ltd.	55	–	55	Registered capital of RMB1,334,000,000	Property investment
Incorporated in the United States:					
Jade at Brickell Bay Associates Ltd.	62.5	–	62.5	Florida Partnership	Property trading
Swire Brickell Key Hotel, Limited	75	–	75	Florida Partnership	Hotel investment
Incorporated in the British Virgin Islands:					
Arrowtown Assets Limited °	49	–	*	1 share of US$1	Property trading
Calm Seas Developments Limited °	50	–	50	2 shares of US$1	Holding company
Island Land Development Limited	50	–	50	100 shares of HK$10	Property investment
Associated companies:					
Incorporated in Hong Kong:					
Greenroll Limited °	20	–	20	45,441,000 shares of HK$10	Hotel investment
Moon Festival Limited	25	–	50	1,000,000 shares of HK$1	Restaurant
Pure Jade Limited	20	–	20	100 shares of HK$1	Property trading
Queensway Hotel Limited	20	–	*	100,000 shares of HK$10	Hotel investment
Shangri-La International Hotels (Pacific Place) Limited °	20	–	20	5,000 shares of HK$1	Hotel investment
Long-term investment:					
Incorporated in Hong Kong:					
Join Resources Limited	16.7	–	16.7	10,000 shares of HK$1	Property investment

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Aviation Division					
Subsidiary company:					
Incorporated in Hong Kong:					
Swire Aviation Limited	66.7	66.7	–	5,000 shares of HK$10	Investment holding
Associated companies:					
Incorporated in Hong Kong:					
Abacus Distribution Systems (Hong Kong) Limited °	24.4	–	*	15,600,000 shares of HK$1	Computerised reservation systems and related services
AHK Air Hong Kong Limited °	32.0	–	*	63,469,000 'A' shares of HK$1 and 27,201,000 'B' shares of HK$1	Cargo airline
Aircrew Services Limited °	45.8	–	*	9 shares of HK$10	Provision of aircrew services
Airline Property Limited °	45.8	–	*	2 shares of HK$10	Property investment
Airline Stores Property Limited °	45.8	–	*	2 shares of HK$10	Property investment
Airline Training Property Limited °	45.8	–	*	2 shares of HK$10	Property investment
Associated Engineers Limited	15.5	–	*	3,100 founders' shares of HK$10 2,526,593 ordinary shares of HK$10	Airport ground support and general engineering
Cathay Holidays Limited °	45.8	–	*	5,000 shares of HK$100	Travel tour operator
Cathay Pacific Airways Limited °	45.8	45.8	–	3,336,007,848 shares of HK$0.20	Operation of scheduled airline services
Cathay Pacific Catering Services (HK) Limited °	45.8	–	*	600 shares of HK$1,000	Airline catering
Cathay Pacific Loyalty Programmes Limited °	45.8	–	*	2 shares of HK$1	Travel reward programme
Global Logistics System (HK) Company Limited °	44.2	–	*	100 shares of HK$10	Computer network for interchange of air cargo related information
Goodrich Asia-Pacific Limited (formerly named Goodrich Aerospace Asia-Pacific Limited)	22.1	–	*	9,200,000 shares of HK$1	Aircraft carbon brake machining and aircraft wheel and brake assembly
Hong Kong Aero Engine Services Limited °	20.3	–	*	20 shares of HK$10	Aircraft engine overhaul
Hong Kong Air Cargo Terminals Limited	24.6	–	30.0&*	600,000 shares of HK$100	Air cargo handling service
Hong Kong Aircraft Engineering Company Limited	45.0	32.5	*	166,324,850 shares of HK$1	*Aircraft overhaul and maintenance*
Hong Kong Airport Services Limited °	36.9	–	*	100 shares of HK$1	Provision of ground and ramp handling services
Hong Kong Airport Restaurant Caterers Co. Limited	15.1	–	*	5,000 shares of HK$100 each	Airport catering
Hong Kong Dragon Airlines Limited	16.3	–	7.7&*	500,000,000 shares of HK$1	Airline
IN-Services Asia Limited	15.8	–	*	7,800,000 shares of HK$1	Aircraft component trading and repair services
South China Aero Technology Limited	27.0	–	*	500,000 shares of HK$1	Aircraft component agents
EADS SOGERMA HAECO Services Company Limited	22.5	–	*	2,000,000 shares of HK$1	Aircraft components inspections, repairs and modifications
Vogue Laundry Service Limited °	45.8	–	*	3,700 shares of HK$500	Laundry and dry cleaning

Showing proportion of capital owned at 31st December 2002

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Aviation Division					
Associated companies:					
Incorporated in Mainland China:					
Guangzhou Guo Tai Information Processing Company Limited °	56.6	–	*	Registered capital of HK$7,000,000	Information processing
GE Engine Services (Xiamen) Company Limited	5.3	–	*	Registered capital of US$12,000,000	Aircraft engine overhaul services
Honeywell TAECO Aerospace (Xiamen) Company Limited	13.9	–	*	Registered capital of US$5,000,000	Aircraft components and avionic repair
Goodrich TAECO Aeronautical Systems (Xiamen) Company Limited (formerly known as TRW TAECO Aeronautical Systems (Xiamen) Company Limited) °	9.3	–	*	Registered capital of US$5,000,000	Aircraft components repair
Shangdong TAECO Aircraft Engineering Company Limited °	11.6	–	*	Registered capital of RMB51,000,000	Aircraft overhaul and maintenance
Taikoo (Xiamen) Aircraft Engineering Company Limited °	26.5	–	*	Registered capital of US$34,650,000	Aircraft overhaul and maintenance
Incorporated in Canada:					
CLS Catering Services Limited °	27.5	–	*	330,081 shares of no par value	Airline catering
Incorporated in Bermuda:					
Troon Limited °	45.8	–	*	12,000 shares of US$1	Financial services
Incorporated in Isle of Man:					
Cathay Pacific Aircraft Services Limited °	45.8	–	*	10,000 shares of US$1	Aircraft acquisition facilitator
Snowdon Limited °	45.8	–	*	2 shares of £1	Financial services
Incorporated in Japan:					
Cathay Kansai Terminal Services Company Limited °	22.2	–	*	10,574 shares of JPY50,000	Ground handling
Incorporated in the Philippines:					
Cebu Pacific Catering Services Inc. °	18.3	–	*	12,500,000 shares of PHP1	Airline catering
Incorporated in Taiwan:					
China Pacific Catering Services Limited	49.0	–	*	146,000,000 shares of NT$10	Airline catering
Incorporated in Singapore:					
Singapore Aero Engine Services Pte. Limited	4.1	–	*	Registered capital of US$54,000,000	Trent engine overhaul services
Incorporated in Vietnam:					
VN/CX Catering Services Limited	18.3	–	*	4,062,000 shares of no par value	Airline catering

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Beverages Division					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Beverages Holdings Limited	100	100	–	10,002 shares of HK$100	Holding company
Swire Beverages Limited	87.5	–	87.5	14,600 shares of US$500	Holding company
Swire Coca-Cola HK Limited	87.5	–	100	2,400,000 shares of HK$10	Manufacture and sale of non-alcoholic beverages
Incorporated in Bermuda:					
Swire Pacific Industries Limited *(operating principally in Taiwan)*	100	–	100	12,000 shares of US$1	Holding company
Incorporated in Taiwan:					
Swire Coca-Cola Taiwan Limited	78.8	–	78.8	4,000,000 shares of NT$100	Manufacture and sale of non-alcoholic beverages
Incorporated in the United States:					
Swire Pacific Holdings Inc. (see also Property division)	100	–	100	6,950.28 shares of US$1	Manufacture and sale of non-alcoholic beverages and property development
Jointly controlled companies:					
Incorporated in Mainland China:					
(All contractual joint ventures)					
BC Development Company Limited	74.4	–	85.0	Registered capital of US$60 million	Manufacture and sale of non-alcoholic beverages
Guangmei Foods Company Limited °	83.0	–	83.0	Registered capital of US$24.6 million	Food processing and distribution
Hangzhou BC Foods Company Limited	44.6	–	*	Registered capital of US$20 million	Manufacture and sale of non-alcoholic beverages
Nanjing BC Foods Company Limited	44.6	–	*	Registered capital of US$19 million	Manufacture and sale of non-alcoholic beverages
Swire Coca-Cola Beverages Hefei Limited	59.5	–	*	Registered capital of US$12 million	Manufacture and sale of non-alcoholic beverages
Swire Coca-Cola Beverages Xiamen Limited	44.6	–	51.0	Registered capital of US$52,737,000	Manufacture and sale of non-alcoholic beverages
Swire Coca-Cola Beverages Zhengzhou Limited	60.7	–	*	Registered capital of US$18 million	Manufacture and sale of non-alcoholic beverages
Swire Guangdong Coca-Cola Limited	44.6	–	51.0	Registered capital of RMB510,669,000	Manufacture and sale of non-alcoholic beverages
Xian BC Hans Foods Company Limited	78.3	–	30.0&*	Registered capital of US$20 million	Manufacture and sale of non-alcoholic beverages

Showing proportion of capital owned at 31st December 2002

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Marine Services Division					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Pacific Ship Management Limited °	100	100	–	1,000 shares of HK$100	Ship personnel management
Incorporated in Australia:					
Pacific Manning Company Pty Limited	100	–	100	20,000 shares of A$1	Ship personnel management
Swire Pacific Offshore Pty Limited	100	–	100	40,000 shares of A$1	Ship owning and operating
Incorporated in Bermuda:					
SPO Ships Limited	100	–	100	120 shares of US$100	Ship owning and operating
Swire Pacific Offshore Holdings Limited	100	–	100	500,000 shares of US$100	Holding company
Swire Pacific Offshore Limited	100	–	100	120 shares of US$100	Management services
Incorporated in Panama:					
SPOL Diveships Corporation	100	–	100	2 shares of no par value	Ship owning and operating
SPOL Vessels Corporation	100	–	100	2 shares of no par value	Ship owning and operating
Swire Marine Corporation	100	–	100	2 shares of no par value	Ship owning and operating
Swire Supply Vessels Corporation	100	–	100	2 shares of no par value	Ship owning and operating
Incorporated in the United Kingdom:					
Swire Pacific Offshore (North Sea) Limited	100	–	100	2 shares of £1	Management services
Incorporated in Singapore:					
Swire Pacific Offshore Services (Pte) Limited	100	–	100	500,000 shares of S$1	Management services
Swire Pacific Offshore Operations (Pte) Limited	100	–	100	500,000 shares of S$1	Ship owning and operating
Jointly controlled companies:					
Incorporated in Hong Kong:					
Hongkong United Dockyards Limited	50.0	50.0	–	7,600,000 shares of HK$10	Ship repairing and general engineering
HUD General Engineering Services Limited	50.0	–	*	420,000 shares of HK$10	General engineering services
The Hongkong Salvage & Towage Company Limited	50.0	50.0	–	2,000,000 shares of HK$10	Marine towage
Incorporated in Mainland China:					
Shekou Container Terminals Limited °	25.0	25.0	–	HK$200,000,000	Container terminal operations
Incorporated in British Virgin Islands:					
Expro Swire Production Limited	50.0	–	50.0	10,000 shares of US$1	Early production systems for offshore oil
Incorporated in Egypt:					
Ocean Marine Services Limited	33.3	–	33.3	16,000 shares of US$1,000	Ship owning and operating
Associated companies:					
Incorporated in Hong Kong:					
Modern Terminals Limited °	17.6	17.6	–	13,109 shares of HK$1,000	Container terminal operations
Incorporated in Malaysia:					
Bahtera Wira Sdn Bhd	48.5	–	48.5	99,000 shares of MYR1	Ship owning
Samudra Keris Sendirian Berhad	49.0	–	*	100 shares of MYR1	Ship owning
Samudra Wijaya Sendirian Berhad	49.0	–	*	100 shares of MYR1	Ship owning
Wira Swire Sendirian Berhad	20.0	–	20.0	250,000 shares of MYR1	Ship operating
Incorporated in the Philippines:					
Anscor Swire Ship Management Corporation °	25.0	–	25.0	20,000 shares of Peso100	Ship personnel management
Incorporated in UAE:					
Swire Pacific Offshore (Dubai) LLC	49.0	–	49.0	300 shares of AED1,000	Management services

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Trading & Industrial Division – Industrial					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Duro Limited	100	–	100	38,460 shares of HK$100	Marble fabrication
Swire Industries Limited	100	100	–	611,000 shares of HK$100	Holding company
Swire Industrial Management Services Limited	100	–	100	138,500,000 shares of HK$1	Provision of management services
Taikoo Sugar Limited	100	–	100	300,000 shares of HK$10	Packing and trading of branded food products
Jointly controlled companies:					
Incorporated in Hong Kong:					
Crown Can Hong Kong Limited	44.6	–	44.6	17,300,000 shares of HK$10	Beverage can trading and distribution
Far East Landfill Technologies Limited	26.5	–	*	1,000,000 ordinary shares of HK$1	Design, construction and operation of landfill
ICI Swire Paints Limited °	40.0	–	40.0	10,000 shares of HK$1	Sales of paints and provision of related services
Swire SITA Waste Services Limited	50.0	–	50.0	58,200,000 shares of HK$1	Waste management
Waylung Waste Services Limited	50.0	–	*	21,310,000 ordinary shares of HK$1	Waste management
Island East Transfer Station Company Limited	50.0	–	*	2 shares of HK$1	Waste management
Incorporated in Mainland China:					
Beijing Crown Can Company Limited	41.3	–	*	Registered capital of US$31,600,000	Beverage can manufacturing
Foshan Continental Can Company Limited °	22.3	–	*	US$9,900,000	Beverage can manufacturing
Foshan Crown Easy-Opening End Company Limited	22.3	–	*	Registered capital of US$6,000,000	Beverage can manufacturing
Huizhou Crown Can Company Limited	44.1	–	*	US$24,887,000	Beverage can manufacturing
ICI Swire Paints (China) Limited °	36.0	–	36.0	HK$180 million	Paint manufacturing
ICI Swire Paints (Shanghai) Company Limited °	30.0	–	30.0	Registered capital of US$25,640,000	Paint manufacturing
Shanghai Crown Packaging Company Limited	31.4	–	*	Registered capital of US$19,000,000	Beverage can manufacturing
Incorporated in Macau:					
CSR Macau-Companhia de Sistemas de Residuos, Lda	40.0	–	*	MOP10,000	Waste management
Incorporated in Vietnam:					
Crown Vinalimex Packaging Limited	37.4	–	*	US$24,910,000	Beverage can manufacturing
Incorporated in Taiwan:					
Swire SITA (Taiwan) Company Limited	50.0	–	*	500,000 shares of NT$10	Waste management

Showing proportion of capital owned at 31st December 2002

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Trading & Industrial Division – Trading					
Subsidiary companies:					
Incorporated in Hong Kong:					
Beldare Motors Limited	100	–	100	10,000 shares of HK$100	Automobile distribution
Cornell Feast Company Limited	100	–	100	2 shares of HK$1	Property holding
Liberty Motors Limited	100	–	100	2 shares of HK$10	Automobile distribution
Swire Resources Limited	100	–	100	10,000 shares of HK$10	Marketing, distribution and retailing of branded sports and casual footwear apparel and accessories
Taikoo Enterprises Limited	100	–	100	10,000 shares of US$1	Automobile distribution
Taikoo Motors Limited	100	–	100	10,000 shares of HK$1	Automobile distribution
Yuntung Motors Limited	100	–	100	2 shares of HK$1	Automobile distribution
Incorporated in Bermuda:					
Taikoo Motors Offshore Limited	100	–	100	12,000 shares of US$1	Holding company
Incorporated in Mainland China:					
(All wholly-owned foreign enterprises)					
Taikoo Enterprises (Shanghai) Co. Limited	100	–	100	US$600,000	Automobile and parts sales
Taikoo Enterprises (Dalian F.T.Z.) International Trade Co. Limited	100	–	100	US$200,000	Automobile and parts sales
Taikoo Enterprises (Tianjin) Co. Limited	100	–	100	US$1,000,000	Automobile and parts sales
Incorporated in Taiwan:					
Beldare Limited	100	–	100	80,000 shares of NT$1,000	General trading and automobile distribution
Cannon Taiwan Limited	100	–	100	100 shares of NT$10,000	Automobile distribution
Yuntung Motors Limited	100	–	100	3,500 shares of NT$10,000	Automobile distribution
Pacific Car Rental Taiwan Limited	100	–	100	1,600,000 shares of NT$10	Car rental business
Incorporated in British Virgin Islands:					
Taikoo Asian Motors Limited	100	–	100	1 share of US$1	Automobile distribution
Jointly controlled companies:					
Incorporated in Hong Kong:					
Intermarket Agencies (Far East) Limited	70.0	–	70.0	10 shares of HK$100	Marketing and distribution of branded sports and casual footwear, apparel and accessories.
Reebok Hong Kong Limited	66.7	–	66.7	15,000 shares of HK$1	Marketing and distribution of branded sports and casual footwear, apparel and accessories.
Incorporated in Mainland China:					
Beijing Reebok Sporting Goods Centre *(Cooperative joint venture)*	63.3	–	95.0	RMB10,000,000	Marketing and distribution of branded sports and casual footwear, apparel and accessories.

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Others					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Finance Limited	100	100	–	1,000 shares of HK$10	Financial services
Incorporated in British Virgin Islands:					
Swire Net Ventures Limited	100	100	–	1 share of US$1	Investment holding
Incorporated in the Cayman Islands:					
Swire Pacific Capital Limited	100	100	–	10 shares of US$1	Financial services
Swire Pacific Finance (Overseas) Limited	100	100	–	10 shares of US$1	Financial services
Swire Pacific Offshore Financing Limited	100	100	–	10 shares of US$0.01	Financial services
Swire Pacific MTN Financing Limited	100	100	–	1 share of US$1	Financial services
Incorporated in Vietnam:					
Swire Pacific Cold Storage Company Limited	100	100	–	US$10.3 million	Cold storage
Jointly controlled companies:					
Incorporated in Taiwan:					
China Pacific Laundry Services Limited °	45.0	–	45.0	250,000,000 shares of NT$10	Laundry services
Long-term investments:					
Incorporated in Hong Kong:					
Tradelink Electronic Commerce Limited °	5.3	5.3	–		Electronic data transfer services
Garden Hotels (Holdings) Limited	5.6	5.6	–		Hotel owning

To provide shareholders with information on the results and financial position of the group's significant listed associated company, Cathay Pacific Airways Limited, the following is a summary of its audited consolidated profit and loss account for the year ended 31st December 2002 and consolidated balance sheet as at 31st December 2002.

CATHAY PACIFIC AIRWAYS LIMITED

Consolidated Profit and Loss Account

for the year ended 31st December 2002

	2002 HK$M	2001 HK$M
Turnover	33,090	30,436
Operating expenses	(28,340)	(29,604)
Operating profit	4,750	832
Finance charges	(2,421)	(2,668)
Finance income	1,678	2,097
Net finance charges	(743)	(571)
Profit on sale of investments	–	452
Share of profits of associated companies	324	188
Profit before taxation	4,331	901
Taxation	328	202
Profit after taxation	4,003	699
Minority interests	20	42
Profit attributable to shareholders	3,983	657
Dividends		
Interim – paid	534	416
Final – proposed	1,868	167
	2,402	583
	HK¢	HK¢
Basic earnings per share	119.5	19.7
Diluted earnings per share (Note 1)	118.7	19.6

Notes

1. *Cathay Pacific Airways adopted a share option scheme on 10th March 1999 whereby certain flight deck crew of the company were granted options to subscribe for a total of 68,317,000 shares at a price of HK$7.47 per share. During the year, 6,190,000 shares were subscribed for through the exercise of such share options. Diluted earnings per share are calculated to adjust for the effects of the remaining share options not yet exercised.*
2. *Cathay Pacific Group has restated goodwill previously written off against reserves retrospectively in accordance with HK SSAP 30 in 2000. Since the Swire Pacific group has adopted the transitional provisions in HK SSAP 30 whereby all goodwill arising before 1st January 2001 was not restated, adjustments have been made in the accounts of Swire Pacific to increase the share of profit and to reduce the share of net assets of the associated company by HK$6 million and HK$55 million respectively, being the difference in the treatment of goodwill.*

CATHAY PACIFIC AIRWAYS LIMITED

Consolidated Balance Sheet

at 31st December 2002

	2002 HK$M	2001 HK$M
ASSETS		
Non-current assets		
Fixed assets	50,038	51,660
Intangible assets	489	454
Investments in associated companies	1,739	1,590
Other long-term receivables and investments	1,458	1,575
	53,724	55,279
Current assets		
Stock	430	587
Trade and other receivables	4,294	4,778
Liquid funds	13,180	9,764
	17,904	15,129
Current liabilities		
Current portion of long-term liabilities	6,409	3,241
Related pledged security deposits	(2,128)	(1,231)
Net current portion of long-term liabilities	4,281	2,010
Trade and other payables	5,280	4,556
Unearned transportation revenues	2,518	1,965
Taxation	874	626
	12,953	9,157
Net current assets	4,951	5,972
Total assets less current liabilities	58,675	61,251
Non-current liabilities		
Long-term liabilities	31,382	39,208
Related pledged security deposits	(12,853)	(17,194)
Net long-term liabilities	18,529	22,014
Retirement benefit obligations	346	–
Deferred taxation	7,614	7,836
	26,489	29,850
Minority interests	71	93
NET ASSETS	32,115	31,308
CAPITAL AND RESERVES		
Share capital	667	666
Reserves	31,448	30,642
SHAREHOLDERS' FUNDS	32,115	31,308

Notes to the Accounts

Contingencies

(a) Cathay Pacific Airways has undertaken to indemnify lessors in respect of certain leasing arrangements of the Cathay Pacific Group so as to maintain a specified rate of return on each of the lessors' investments. The Cathay Pacific Group has been notified by certain lessors of potential claims under these indemnities. The likelihood of any specific claims being made is dependent upon the resolution of disputes between these lessors and a third party. No claims have been received and the financial effect of these contingencies remains uncertain. In order to avoid prejudicing the Cathay Pacific Group's position, no further details are disclosed.

(b) At 31st December 2002, contingent liabilities existed in respect of guarantees given by Cathay Pacific Airways on behalf of subsidiary, associated, other related companies and staff relating to long-term loan facilities of up to HK$1,404 million (2001: HK$1,202 million).

At 31st December 2002

	Gross floor areas in square feet					
	Hong Kong		U.S.A.		Totals	
	Held through subsidiaries	Held through other companies	Held through subsidiaries	Held through other companies	Held through subsidiaries	Held through subsidiaries and other companies
Completed investment properties						
Commercial	8,978,653	275,390	–	–	8,978,653	9,254,043
Techno-centres	1,810,829	–	–	–	1,810,829	1,810,829
Residential	803,919	–	–	–	803,919	803,919
Hotels	–	334,349	–	258,750	–	593,099
	11,593,401	609,739	–	258,750	11,593,401	12,461,890
Investment properties under development						
Commercial	2,768,670	–	–	–	2,768,670	2,768,670
Residential	17,237	–	–	–	17,237	17,237
Hotel	–	47,361	–	–	–	47,361
	2,785,907	47,361	–	–	2,785,907	2,833,268
Property developments for sale						
Commercial	53,124	28,943	–	–	53,124	82,067
Industrial	–	191,250	–	–	–	191,250
Residential	432,760	928,053	2,190,900	–	2,623,660	3,551,713
	485,884	1,148,246	2,190,900	–	2,676,784	3,825,030
	14,865,192	1,805,346	2,190,900	258,750	17,056,092	19,120,188

Notes

1. All properties held through subsidiary companies are wholly-owned except for Festival Walk (50%), Island Place (60%) and Sunningdale (80%). The above summary table includes the floor areas of these 3 majority owned properties in total.
2. "Other companies" comprise jointly controlled and associated companies. The floor areas of properties held through such companies are shown on an attributable basis.
3. Gross floor areas exclude carpark spaces; over 7,500 completed carpark spaces in Hong Kong are held by subsidiaries for investment.
4. Holdings in Hong Kong developments for sale in Fanling and Yuen Long are excluded from the above table.
5. In addition, the group owns a 10% attributable interest in a 1.15 million square foot commercial development in Shanghai, which was completed in 2000.
6. When a Hong Kong property is held under a renewable lease, the expiry date of the renewal period is shown.
7. All properties in the United States are freehold.

Completed investment properties in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
Commercial							
1. Pacific Place, 88 Queensway, Central							
One Pacific Place	IL 8571 (part)	2135	115,066 (part)	863,266	–	1988	Office building.
Two Pacific Place	IL 8582 & Ext. (part)	2047	203,223 (part)	695,510	–	1990	Office building.
The Mall at Pacific Place	IL 8571/IL 8582 & Ext. (part)	2135/ 2047	318,289 (part)	711,182	508	1988/ 90	Shopping centre with restaurants and a four-screen cinema. Access to Admiralty MTR station. Pacific Place also comprises serviced apartments and hotels, details of which are given in the Residential and Hotel categories below.
2. Festival Walk, Yau Yat Tsuen	NKIL 6181	2047	222,382	1,213,518	830	1998	Comprises a 981,303 square foot shopping centre, including ice skating rink and cinemas, 232,215 square feet of office space and a transport terminus linked to Kowloon Tong MTRC/ KCRC station. Floor areas quoted represent the whole development of which the group owns 50%.
3. Cityplaza, Taikoo Shing	QBML 2 & Ext. sK ss5 QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA QBML 2 & Ext. sJ RP (part)	2899	334,475 (part)	1,105,177	834	1982/ 87/ 97/ 2000	Shopping centre with restaurants, ice-skating rink, cinema and access to Tai Koo MTR station.
4. Cityplaza One, Taikoo Shing	QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA QBML 2 & Ext. sJ RP (part)	2899	146,184 (part)	642,191	–	1997	Office building over part of Cityplaza shopping centre.
5. Cityplaza Three, Taikoo Shing	QBML 2 & Ext. sK RP (part)	2899	33,730	447,709	10	1992	Office building linked by footbridge to Cityplaza.
6. Cityplaza Four, Taikoo Shing	QBML 2 & Ext. sK RP (part)	2899	41,864	556,427	–	1991	Office building linked by footbridge to Cityplaza.

At 31st December 2002

Completed investment properties in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
Commercial							
7. Commercial areas in Stages I – X of Taikoo Shing	SML 1 sA ss1, SML 1 sA RP SML 1 sB, SML 2 sC RP SML 2 sCss2 SML 2 sD, SML 2 RP QBML 2 & Ext. sJ ss1 QBML 2 & Ext. sJ ss3 QBML 2 & Ext. sL QBML 2 & Ext. sN QBML 2 & Ext. sQ ss4 & ss5 QBML 2 & Ext. sQ ss2 sC QBML 2 & Ext. sS ss1 QBML 2 & Ext. sH ss1 QBML 2 & Ext. sH ss3 sA QBML 2 & Ext. sK ss3 sA QBML 2 & Ext. sU ss1 QBML 2 & Ext. sK ss3 RP QBML 2 & Ext. sK ss4sA&RP QBML 2 & Ext. sT ss1 & RP QBML 2 & Ext. sU RP QBML 2 & Ext. sK ss9 & ss10 & ss11 & ss13 & ss16 (part)	2081/ 2899	–	331,079	3,826	1976-85	Neighbourhood shops, schools and carpark spaces.
8. Devon House, TaiKoo Place	QBML 1 sF ss1 QBML 1 sF RP ML 703 sN QBML 1 sE ss2 (part)	2881	70,414 (part)	818,288	311	1993	Office building linked to Quarry Bay MTR station by a footbridge.
9. Dorset House, TaiKoo Place	QBML 1 sQ, QBML 1 sR RP QBML 1 sS, QBML 1 sT ss1 QBML 1 sT ss2 QBML 1 sT RP QBML 1 sU, QBML 1 sW QBML 1 RP (part)	2881	238,582 (part)	609,540	215	1994	Office building linked to Devon House.
10. Lincoln House, TaiKoo Place	QBML 1 sQ, QBML 1 sR RP QBML 1 sS, QBML 1 sT ss1 QBML 1 sT ss2 QBML 1 sT RP QBML 1 sU, QBML 1 sW QBML 1 RP (part)	2881	238,582 (part)	333,350	164	1998	Office building linked to Dorset House.
11. Oxford House, TaiKoo Place	QBML 1 sC ss4 QBML 1 sC ss7 (part) QBML 2 & Ext. sD	2881	33,434	501,249	182	1999	Office building linked to Somerset House.
12. Island Place, 500 King's Road, North Point	IL 8849	2047	106,498 (part)	150,167	288	1996	Floor area shown represents the whole shopping centre podium of which the group owns 60%.
	Total held through subsidiaries			8,978,653	7,168		

Completed investment properties in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
Commercial							
13. 625 King's Road, North Point	IL 7550	2108	20,000	301,062	84	1998	Office building. Floor area shown represents the whole development of which the group owns 50%.
14. Citygate (Site 2), Tung Chung, Lantau	TCTL 2	2047	358,557 (part)	624,294	1,095	1999/ 2000	A 161,446 square foot office tower above 462,848 square foot shopping centre. Group's interest in the consortium developing Tung Chung (Package 1) is 20%. (Sites 1 and 3 included on page 100)
	Held through jointly controlled companies			**925,356**	**1,179**		
	– of which attributable to the group			**275,390**			
Techno-centres							
15. TaiKoo Place		2881	238,582 (part)		292		Data centres/offices/logistics warehousing.
Warwick House)	QBML 1 sQ, QBML 1 sR RP			552,537		1979	
)	QBML 1 sS, QBML 1 sT ss1						
Cornwall House)	QBML 1 sT ss2, QBML 1 sT RP			334,936		1984	Floor area excludes eight floors owned by Government.
)	QBML 1 sU, QBML 1 sW						
Somerset House)	QBML 1 RP (part)			923,356		1988	
	Total held through subsidiaries			**1,810,829**	**292**		
Residential							
16. The Albany, 1 Albany Road, Mid-Levels	IL 8638	2047	41,732	129,842		1989	Floor area shown excludes the 32 apartments and two duplexes sold.
17. The Atrium, Pacific Place, 88 Queensway, Central	IL 8571 (part)	2135	115,066 (part)	173,999		1988	136 service suites above the JW Marriott Hotel.
18. Parkside, Pacific Place, 88 Queensway, Central	IL 8582 & Ext. (part)	2047	203,223 (part)	443,075		1990	243 service suites within the Conrad Hong Kong Hotel tower.
19. Rocky Bank, 6 Deep Water Bay Road	RBL 613 RP	2099	28,197	14,768		1981	Three pairs of semi-detached houses.
20. 36 Island Road, Deep Water Bay	RBL 507 & Ext.	2097	20,733	5,773		1980	Two detached houses
21. 26 Severn Road, 28 Severn Road, The Peak	RBL 127 RBL 99	2049 2049	11,351 11,370	5,900 5,900		Pre-war Pre-war	One semi-detached house on each site.
22. Fairwinds, 29-31 Tung Tau Wan Road, Stanley	RBL 655 RBL 658	2100	13,548	10,162		1998	One pair of semi-detached houses on each site.
23. 3 Coombe Road, The Peak	RBL 154	2070	29,000	14,500		2002	Two detached and two semi-detached houses.
	Total held through subsidiaries			**803,919**			

At 31st December 2002

Completed investment properties in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
Hotels Pacific Place, 88 Queensway, Central							
1. JW Marriott Hotel	IL 8571 (part)	2135	115,066 (part)	525,904		1989	604 room hotel, in which the group owns a 20% interest.
2. Conrad Hong Kong Hotel	IL 8582 & Ext. (part)	2047	203,223 (part)	540,115		1990	513 room hotel, in which the group owns a 20% interest.
3. Island Shangri-La Hotel	IL 8582 & Ext. (part)	2047	203,223 (part)	605,728		1991	565 room hotel, in which the group owns a 20% interest.
	Total held through associates			1,671,747			
	– of which attributable to the group			334,349			

Investment properties under development in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
1. Three Pacific Place, One Queen's Road East	IL 47A sA RP IL 47A sB RP IL 47A sC RP IL 47B sC RP IL 47A RP IL 47C sA ss1 RP IL 47C sA RP IL 47B sA RP IL 47B sB RP IL 47B RP IL 47A sB ss2 IL 47A sD IL 47B sD IL 47C RP IL47D RP IL 47D sA RP IL47 sA ss1 IL47 sA RP IL47 sB ss1 & RP IL47 sC ss1 & ss2 sA & ss2RP & ss3sA & ss3 RP & ss4 & ss5 & ss6sA & ss6RP & ss7RP & RP IL 47sP IL 47RP IL47 sC ss5 Ext. IL47 sC ss1 Ext.	2052-2852	40,206	Commercial	629,046	111	Superstructure in progress	2004	A single office tower.

Investment properties under development in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
2. Cambridge House, TaiKoo Place	QBML 1 sE ss2 QBML 1 sF ss1 QBML 1 sF RP ML 703 sN (part)	2881	70,414 (part)	Commercial	270,842	–	Superstructure in progress	2003	Office building linked to Devon House.
3. Cityplaza Two, Taikoo Shing	QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 QBML 2 & Ext.sQ ss2 sB QBML 2 & Ext. sQ ss2 sA QBML 2 & Ext. sJ RP (part)	2899	146,184 (part)	Commercial	610,722	–	Vacant Site	On Hold	34-storey office building.
4. Cityplaza One (Phase 2), Taikoo Shing	QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA QBML 2 & Ext. sJ RP (part)	2899	146,184 (part)	Commercial	446,107	–	–	On Hold	16-storey vertical extension to the existing Cityplaza One office building.
5. 14-16 Westlands Road, TaiKoo Place	QBML 1 sC ss5 QBML 1 sC ss6 QBML 2 sF & Ext. QBML 2 sG & Ext. QBIL 15 sD	2881/ 2899	54,803	Commercial	808,329	47	–	2006	A single office tower is proposed.
6. 23-29 Wing Fung Street, Wanchai	IL526 SA ss1 sB RP IL526 SA ss1 sB ss1 IL526 SA ss2 IL526 SA ss3	2856	2,396	Residential Retail	17,237 3,624	–	Part vacant possession	2006	Demolition work will commence after obtaining vacant possession.
	Total held through subsidiaries				**2,785,907**	**158**			
7. Citygate (Site 2 North), Tung Chung, Lantau	TCTL 2	2047	358,557 (part)	Hotel	236,806	29	Foundation & podium completed	2005	Group's interest in the consortium developing Tung Chung (Package 1) is 20%. (Site 1, part of Site 2 and Site 3 included on pages 97 and 100)
	Total held through jointly controlled company				**236,806**	**29**			
	– of which attributable to the group				**47,361**				

At 31st December 2002

Property developments for sale in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
1. Island Place Tower, 510 King's Road, North Point	IL 8849	2047	106,498 (part)	Office	38,863	–	Completed	1997	Floor area shown represents two unsold office floors at year-end, of which the group owns 60%.
2. Sunningdale, 193 Sai Yee Street, Mongkok	KIL 2306 RP, KIL 3869 RP, KIL 3868 RP, KIL 3870 RP.	2080	4,064	Residential Retail	4,102 3,503	5	Completed	1997	Comprises 44 flats plus 3,428 square feet of retail. Floor areas shown represent six unsold flats and one unsold shop at year-end of which the group owns 80%.
3. StarCrest, 9 Star Street, Wanchai	IL 8853	2047	40,871	Residential Retail	5,820 10,758	83	Completed	1999	Comprises 329 flats. Floor areas shown represent five unsold units. The retail content and carparks will be retained.
4. The Orchards, Greig Road, Quarry Bay	IL 8397 RP	2125	61,505	Residential	422,838	144	Superstructure in progress	2003	Comprises 442 flats.
	Total held through subsidiaries				485,884	232			
5. MTRC Tung Chung (Package 1) Lantau									
–Tung Chung Crescent (Site 1)	TCTL 1	2047	331,658	Residential Retail	88,079 34,983	507	Completed	1998 and 1999	Floor areas shown represent 78 unsold residential units and retail space.
–Seaview Crescent (Site 3)	TCTL 3	2047	230,348	Residential Retail	830,174 30,617	342	Completed	2002	Comprises 1,536 residential units and retail space. Floor areas shown represent 983 unsold residential flats and retail space. Group's interest in the consortium developing Tung Chung (Package 1) is 20%. (Site 2 included on pages 97 and 99)

Property developments for sale in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
6. Ocean Shores, Tseung Kwan O	TKOTL55	2047	539,756	Residential Retail	1,382,107 32,292	989 30	Phase 1 & 2: completed Phase 3: Superstructure in progress	2000-03	Comprises 5,728 flats. Floor areas shown represents 151 unsold flats in Phase 1, 92 unsold flats in Phase 2, and 1,585 unsold flats in Phase 3 of which the group owns 49%.
7. Les Saisons, Aldrich Bay	SIL 843	2048	75,950	Residential	134,340	93	Completed	2001	Comprises 864 flats. Floor area shown represents 132 unsold flats of which the group owns 50%.
8. 8-10 Wong Chuk Hang Road, Aberdeen	AIL 338 AIL 339	2119 2120	25,500	Industrial	382,500	39	Foundation completed	On Hold	Floor area shown represents the whole development of which the group owns 50%.
	Total held through jointly controlled companies				**2,915,092**	**2,000**			
	– of which attributable to the group				**1,148,246**				
Other holdings									
9. Belaire Monte, Fanling	FSSTL 126	2047	223,674	Retail	67,083	–	Completed	1998	Residential content comprising 1,680 units has all been sold. Floor area shown represents the whole of the retail area including 17 carparks of which the group owns 8%.
10. Greenfields, Fung Kam Street, Yuen Long	YLTL 463	2047	63,389	Residential	6,998	40	Completed	1998	Comprises 480 units. Floor area shown represents nine unsold flats of which the group owns 7%.
					74,081	**40**			
	Attributable holding				**5,857**				

At 31st December 2002

Completed investment properties in the United States	Site area in square feet	Use	Gross floor area in square feet	Completion date	Remarks
Hotels					
1. Mandarin Oriental, South Brickell Key, Miami, Florida	124,000	Hotel	345,000	2000	329 room hotel in central Miami, in which the group has a 75% interest.
	Held through jointly controlled company		**345,000**		
	– of which attributable to the group		**258,750**		

Properties developments for sale in the United States	Site area in square feet	Use	Gross floor area in square feet	Completion date	Remarks
2. Three Tequesta Point, 838 Brickell Key, Miami, Florida	86,184	Residential	4,000	2001	46-storey residential condominium tower comprising 236 units, with 4-storey parking garage in central Miami. Floor area shown represents one unsold unit.
3. Courts Brickell Key, 801 Brickell Key, Miami, Florida	81,893	Residential	258,900	2002	34-storey residential condominium tower comprising 319 units, with 6 storey parking garage in central Miami. In December 2002, 144 units were handed over to purchasers. Floor area shown represents 175 remaining units.
4. Jade Residences, 1331 Brickell Bay Drive, Miami, Florida	111,905	Residential	652,000	2004	49-storey residential condominium tower comprising 336 units with 7-storey parking garage located in central Miami, in which the group has a 62.5% interest.
5. The Carbonell, 901 Brickell Key, Miami, Florida	108,029	Residential	578,000	2005	40-storey residential condominium tower comprising 299 units with 7-storey parking garage located in central Miami. Condominium tower currently in planning.
6. 900 Brickell Key, Miami, Florida	173,531	Residential	241,000	–	Development site in central Miami. Plans under review comprise one residential tower of 125 units.
7. South Brickell Key, Miami, Florida	106,868	Residential	457,000	–	Development site in central Miami acquired in January 1997 along with Mandarin Oriental site. Plans for condominium tower currently under review.
	Total held through subsidiaries		**2,190,900**		

Financial calendar 2003

Annual Report sent to shareholders	11th April
'A' and 'B' shares trade ex-dividend	7th May
Share registers closed	12th – 15th May
Annual General Meeting	15th May
Payment of 2002 final dividend	2nd June
Interim results announcement	August 2003
Interim dividend payable	October 2003

Registered office

Swire Pacific Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Registrars

Computershare Hong Kong Investor Services Limited
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Website: http://computershare.com.hk

Depositary

The Bank of New York
ADR Division
101 Barclay Street
22nd Floor
New York, NY10286
U.S.A.

Website: www.adrbny.com
E-mail: ADR@bankofny.com

(Toll free) 1-888-BNY-ADRs (1-888-269-2377)
Fax: (212) 571-3050

Stock codes

Stock codes	'A'	'B'
Hong Kong Stock Exchange	19	87
ADR	SWRAY	SWRBY

Except for voting rights, which are equal, the entitlement of 'A' and 'B' shareholders are in the proportion 5 to 1.

Investor Relations

E-mail: corporateaffairs@swirepacific.com

Public Affairs

E-mail: publicaffairs@swirepacific.com

Tel: (852) 2840-8098
Fax: (852) 2526-9365
Website: http://www.swirepacific.com

Principal bankers

The Hongkong and Shanghai Banking Corporation Limited

Auditors

PricewaterhouseCoopers

	1993 HK$M	1994 HK$M	1995 HK$M	1996 HK$M	1997 HK$M	1998 HK$M	1999 HK$M	2000 HK$M	2001 HK$M	**2002 HK$M**
Profit and loss account										
Turnover										
Property	3,807	5,944	7,432	9,720	11,449	6,363	7,024	5,787	6,163	5,798
Aviation	24,850	27,970	31,119	13,511	–	–	–	–	–	–
Beverages	3,039	4,456	4,690	4,648	4,493	4,689	4,588	4,583	4,660	4,956
Marine Services	524	536	536	542	730	970	809	843	893	991
Trading & Industrial	8,092	7,716	8,224	6,739	5,385	4,851	4,420	3,816	3,453	3,442
Head Office*	246	267	301	373	26	28	21	21	29	28
	40,558	46,889	52,302	35,533	22,083	16,901	16,862	15,050	15,198	15,215
Profit attributable to shareholders										
Property	2,060	3,306	4,055	4,571	5,155	1,505	3,002	947	2,793	2,613
Aviation	1,465	1,503	1,831	2,279	1,003	(108)	1,038	2,510	520	2,115
Beverages	307	355	308	406	259	251	187	185	252	313
Marine Services	240	312	311	387	450	626	467	505	617	657
Trading & Industrial	94	269	366	237	13	(198)	92	(84)	130	6
Head Office*	492	(184)	(417)	(226)	(304)	(415)	(459)	(170)	(194)	(300)
	4,658	5,561	6,454	7,654	6,576	1,661	4,327	3,893	4,118	5,404
Interim and final dividends for the year	1,810	2,207	2,521	2,806	2,756	1,304	1,707	1,738	1,738	1,998
Share repurchases	–	–	85	–	1,833	–	–	–	–	540
Retained profit less share repurchases	2,848	3,354	3,848	4,848	1,987	357	2,620	2,155	2,380	2,866
Balance sheet										
Net assets employed										
Property – cost	18,515	21,780	24,454	26,195	29,768	34,415	36,209	38,437	41,208	39,972
– valuation reserve	41,413	48,906	45,723	69,296	57,872	28,079	30,755	35,735	28,752	22,892
Aviation	19,791	20,638	24,239	12,347	13,451	13,334	14,274	16,691	16,019	16,518
Beverages	1,622	2,462	2,817	3,587	3,858	3,935	4,072	3,774	3,554	3,697
Marine Services	1,462	1,694	1,617	1,777	2,244	2,569	2,962	2,752	2,928	3,823
Trading & Industrial	2,325	2,701	3,221	2,503	2,712	2,283	1,994	1,849	1,744	1,381
Head Office*	(174)	(64)	71	156	347	698	774	203	151	118
	84,954	98,117	102,142	115,861	110,252	85,313	91,040	99,441	94,356	88,401
Financed by										
Shareholders' funds	61,292	71,175	72,290	102,588	93,928	63,581	69,878	77,423	72,949	69,266
Minority interests	8,854	8,809	10,247	2,991	3,646	3,720	4,280	5,203	4,651	4,947
Short-term financing/(surplus)	(11,761)	(11,175)	(10,078)	(194)	(2,116)	4,677	3,192	1,687	2,489	4,222
Long-term financing	26,569	29,308	29,683	10,476	14,794	13,335	13,690	15,128	14,267	9,966
	84,954	98,117	102,142	115,861	110,252	85,313	91,040	99,441	94,356	88,401

* *Includes Insurance Division from 1993 to 1996*

	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	**HK$**
'A' shares										
Earnings per share	2.93	3.50	4.07	4.83	4.18	1.07	2.79	2.51	2.65	3.49
Dividends per share	1.14	1.39	1.59	1.77	1.77	0.84	1.10	1.12	1.12	1.30
Net shareholders' fund per share	38.60	44.83	45.60	64.71	60.52	40.97	45.03	49.89	47.00	45.18
'B' shares										
Earnings per share	0.59	0.70	0.81	0.97	0.84	0.21	0.56	0.50	0.53	0.70
Dividends per share	0.23	0.28	0.32	0.35	0.35	0.17	0.22	0.22	0.22	0.26
Net shareholders' fund per share	7.72	8.97	9.12	12.94	12.10	8.19	9.01	9.98	9.40	9.04
Return on average shareholders' funds	8.69%	8.40%	9.00%	8.75%	6.69%	2.11%	6.48%	5.29%	5.48%	7.60%

Notes

1. *Turnover, net assets employed, minority interest and long-term financing for the years 1993 to 1996 inclusive have incorporated the results of Cathay Pacific and HAECO as subsidiaries. Subsequent to the placement of new shares by Cathay Pacific on 10th June 1996, both companies became associated companies and therefore their figures have not since been consolidated.*
2. *Turnover, net assets employed, minority interest and long-term financing for the years 1993 to 1997 inclusive have been restated to reflect the reclassification of certain partly-owned subsidiaries and associated companies as jointly controlled companies.*
3. *Shareholders' fund and shareholders' fund per share for the years 1993 to 1998 inclusive have been restated to include the unrealised exchange differences on hedges of foreign currencies and the investment revaluation reserve.*
4. *In accordance with the revised HK SSAP 9 "Events after the balance sheet date", dividends proposed by the Company after the balance sheet date may no longer be treated as a current liability at the balance sheet date. Current liabilities and shareholders' funds for the year 1993 to 2000 inclusive have been restated to reflect this.*
5. *Profit attributable to shareholders for the years 1997-1999 has been restated to reflect the impairment losses on goodwill.*

Turnover


HK$M
60,000
50,000
40,000
30,000
20,000
10,000
0
93 94 95 96 97 98 99 00 01 2002
Property
Aviation
Beverages
Marine Services
Trading & Industrial

Profit attributable to shareholders


HK$M
8,000
6,000
4,000
2,000
0
-2,000
93 94 95 96 97 98 99 00 01 2002
Property
Aviation
Beverages
Marine Services
Trading & Industrial

Net assets employed


HK$M
120,000
100,000
80,000
60,000
40,000
20,000
0
93 94 95 96 97 98 99 00 01 2002
Property cost
Property valuation reserve
Aviation
Beverages
Marine Services
Trading & Industrial

Shareholders' funds and net debt


HK$M
120,000
100,000
80,000
60,000
40,000
20,000
0
93 94 95 96 97 98 99 00 01 2002
Net Debt
Shareholders' funds and minority interests less property valuation reserve
Property valuation reserve

'A' share EPS and DPS


HK$
5
4
3
2
1
0
93 94 95 96 97 98 99 00 01 2002
Earnings per share
Dividends per share

Returns on average shareholders' funds*


%
35
30
25
20
15
10
5
0
-5
93 94 95 96 97 98 99 00 01 2002
Group
Property
Aviation
Beverages
Marine Services

** Returns on average shareholders' funds by division.*
Returns on average shareholders' funds for Trading & Industrial Division are not shown on the graph as restructuring within the division has rendered the comparison of returns between years unmeaningful.

Shareholders' funds and market capitalisation at year end


HK$M
120,000
100,000
80,000
60,000
40,000
20,000
0
93 94 95 96 97 98 99 00 01 2002
Shareholders' funds
Market capitalisation

Swire Pacific share price relative to HSI


Relative index
350
300
250
200
150
100
50
0
93 94 95 96 97 98 99 00 01 2002
Swire Pacific 'A'
Swire Pacific 'B'
Hang Seng Index

GROUP STRUCTURE CHART



SWIRE PACIFIC LIMITED
PROPERTY DIVISION
100 Swire Properties Ltd
100 Swire Properties Inc (USA)
AVIATION DIVISION
46 Cathay Pacific Airways Ltd
20 Hong Kong Air Cargo Terminals Ltd
10
19
7.7
Hong Kong Dragon Airlines Ltd
30
32 Hong Kong Aircraft Engineering Co Ltd
27
70 Hong Kong Airport Services Ltd
49 Goodrich Asia-Pacific Limited
70 AHK Air Hong Kong Ltd
50 EADS SOGERMA HAECO Services Co Ltd
48.5 Cathay Kansai Terminal Services Co Ltd
60 South China Aero Technology Ltd
100 Vogue Laundry Service Ltd
35 In-Services Asia Ltd
100 Cathay Pacific Catering Services Division
45 Hong Kong Aero Engine Services Ltd
100 Cathay Pacific Catering Services (HK) Ltd
20 Singapore Aero Engine Services Ltd
40 VN / CX Catering Services Ltd
49 Taikoo (Xiamen) Aircraft Engineering Co Ltd
10
60 CLS Catering Services Ltd
25 Honeywell TAECO Aerospace (Xiamen) Co Ltd
10
45 China Pacific Laundry Services Ltd
20 Shandong TAECO Aircraft Engineering Co Ltd
10
49 China Pacific Catering Services Ltd
20 GE Engine Services (Xiamen) Co Ltd
35 Goodrich TAECO Aeronautical Systems (Xiamen) Co Ltd
BEVERAGES DIVISION
100 Swire Beverages Holdings Ltd
83 Guangmei Foods Co Ltd
87.5 Swire Beverages Ltd
100 Swire Coca-Cola HK Ltd
51 Swire Guangdong Coca-Cola Ltd
51 Swire Coca-Cola Beverages Xiamen Ltd
85 BC Development Co Ltd
60 Nanjing BC Foods Co Ltd
60 Hangzhou BC Foods Co Ltd
70 Xian BC Hans Foods Co Ltd
30
81.6 Swire Coca-Cola Beverages Zhengzhou Ltd
80 Swire Coca-Cola Beverages Hefei Ltd
100 Swire Coca-Cola, USA
79 Swire Coca-Cola Taiwan Ltd
PUBLICLY QUOTED
HONG KONG
JAPAN
MAINLAND CHINA
SINGAPORE
TAIWAN
NORTH AMERICA
VIETNAM



MARINE SERVICES DIVISION
100 Swire Pacific Offshore Ltd
50 Expro Swire Production Ltd
100 Swire Pacific Ship Management Ltd
17.6 Modern Terminals Ltd
25 Shekou Container Terminals Ltd
50 Hongkong United Dockyards Ltd
100 Hongkong Salvage & Towage Co Ltd
TRADING & INDUSTRIAL DIVISION
Trading
100 Swire Resources Ltd
67 Reebok Hong Kong Ltd
100 RBK (China) Holdings Ltd
70 Intermarket Agencies (Far East) Ltd
Taikoo Motors Ltd
100 Taikoo Asian Motors Ltd
100 Taikoo Enterprises Ltd
100
100 Taikoo Motors Offshore Ltd Taiwan Branch
100 Yuntung Motors Ltd
100 Beldare Ltd
100 Liberty Motors Ltd
Industrial
100 Taikoo Sugar Ltd
100 Swire Duro Ltd
40 ICI Swire Paints Ltd
36 ICI Swire Paints (China) Ltd
30 ICI Swire Paints (Shanghai) Ltd
50 Swire SITA Waste Services Ltd
100 Swire SITA (Taiwan) Co Ltd
37 Crown Vinalimex Packaging Ltd
45 Crown Can Hong Kong Ltd
50 Foshan Continental Can Co Ltd
71 Shanghai Crown Packaging Co Ltd
93 Beijing Crown Can Co Ltd
99 Huizhou Crown Can Co Ltd

This Report is printed on recycled paper.

A Chinese translation of this Annual Report is available upon request from the Company's Registrars.
本年報中文譯本，於本公司之股份登記處備索。

DESIGN: FORMAT LIMITED www.format.com.hk PHOTOGRAPHY (EXCEPT MARINE SERVICES DIVISION): PAUL HU www.assignmentasia.com PRINTED IN HONG KONG

Swire Group

www.swirepacific.com